SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

First Half 2013

Consolidated report

Portugal Telecom

01	Financial review	4

02	Business performance	15

	Portuguese operations	15

	International operations	22

03	Employees	28

04	Main events	29

05	Main risks and uncertainties	31

06	Qualified holdings	39

07	Outlook	64

08	Statement by the persons responsible	66

Consolidated financial statements		68

Independent auditors’ report		96

Glossary		99

Board of Directors		102

Key figures		103

Additional information to shareholders		106

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment		Revenues (Euro million)
Residential		362
Personal	> PT Comunicações 100%	318
Enterprise	> TMN 100%	402
Wholesale and Other		199
Total		1,280

Telecommunications in Brazil

Customer segment		Revenues (R$million, 100%)
Residential		5,133
Personal	> Oi 23.3% (a)	4,571
Enterprise		4,232
Other		178
Total		14,114

(a) Oi’s earnings are proportionally consolidated based on PT’s 25.6% effective interest in Telemar Participações, the controlling shareholder of Oi Group.

Other telecommunications businesses

			Revenues (Euro million, 100%)
Unitel 25% (a)(b)	> Angola	> Mobile	786
MTC 34% (a)	> Namibia	> Mobile	82
CVT 40% (a)	> Cape Verde	> Wireline, mobile	34
Timor Telecom 41%	> East Timor	> Wireline, mobile	25
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	6

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated through the equity method of accounting.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%]; Backoffice and shared services [PT PRO 100%]; Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%]

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1H13	1H12	y.o.y
Operating revenues	3,092.4	3,344.7	(7.5)%
Portugal (2)	1,280.0	1,358.5	(5.8)%
Residential	361.9	355.5	1.8%
Personal	317.7	339.7	(6.5)%
Enterprise	401.6	452.3	(11.2)%
Wholesale, other and eliminations	198.7	211.0	(5.8)%
Brazil • Oi	1,418.4	1,542.1	(8.0)%
Other and eliminations	394.1	444.2	(11.3)%
Operating costs (3)	2,075.6	2,203.6	(5.8)%
Wages and salaries	516.7	566.2	(8.7)%
Direct costs	534.7	560.3	(4.6)%
Commercial costs	266.9	264.8	0.8%
Other operating costs	757.4	812.3	(6.8)%
EBITDA (4)	1,016.8	1,141.1	(10.9)%
Post retirement benefits	24.8	31.6	(21.5)%
Depreciation and amortisation	685.4	683.4	0.3%
Income from operations (5)	306.5	426.0	(28.0)%
Other expenses (income)	46.5	(14.2)	n.m.
Curtailment costs, net	128.2	0.9	n.m.
Net losses (gains) on disposal of fixed assets	(1.1)	2.1	n.m.
Net other costs (gains)	(80.6)	(17.2)	n.m.
Income before financ. & inc. taxes	260.0	440.2	(40.9)%
Financial expenses (income)	(41.7)	187.5	n.m.
Net interest expenses (income)	292.6	236.0	24.0%
Equity in earnings of affiliates, net	(375.9)	(95.6)	293.3%
Net other financial losses (gains)	41.6	47.1	(11.8)%
Income before income taxes	301.7	252.7	19.4%
Provision for income taxes	4.6	(87.9)	n.m.
Income before non-controlling interests	306.4	164.7	86.0%
Losses (income) attributable to non-controlling interests	(22.4)	(41.6)	(46.3)%
Consolidated net income	284.0	123.1	130.7%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Businesses in Portugal include wireline and TMN. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

Consolidated operating revenues

In 1H13, consolidated operating revenues decreased by Euro 252 million to Euro 3,092 million (-7.5% y.o.y), reflecting primarily: (1) the impact of the depreciation of the Brazilian Real against the Euro (Euro 173 million), and

(2) the revenue decline in the Portuguese telecommunications businesses (Euro 78 million). Oi’s higher contribution on a constant currency basis (Euro 25 million) was offset by a lower contribution from other international operations, namely Contax and Africatel businesses.

In 1H13, revenues from Portuguese telecommunications businesses decreased by 5.8% y.o.y, having improved the quarterly trend when comparing the 2Q13 (-4.8% y.o.y) to 1Q13 (-6.8% y.o.y) and 4Q12 (-8.1% y.o.y). Revenue performance continued to be impacted by the pricing and competitive dynamics and by the macroeconomic environment. Against this backdrop, in 1H13 PT posted continued growth in the Residencial segment and presented improved trends in the Personal and Wholesale segments. Private consumption in Portugal decreased by 5.1% in 1Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.8% in 2Q13, outperforming the market and competitors. This performance proves the success of PT’s offering, namely M4O, which is gaining momentum in the market, having reached one million RGUs in August 2013. The Enterprise segment is penalised by significant price declines, namely in mobile services, notwithstanding an improved performance from SMEs and SOHOs. The improved performance of revenues from Wholesale, other and eliminations in 2Q13 reflects a one-off related to certain contracts, including some international traffic transit agreements, which tend to carry low margin, and was obtained notwithstanding a Euro 6 million decline in the directories business (-30.5% y.o.y) reflecting secular trends.

Oi’s revenues proportionally consolidated stood at Euro 1,418 million (R$ 14,773 million, equivalent to 100%) in 1H13, compared to Euro 1,542 million (R$ 14,533 million, equivalent to 100%) in 1H12, a decrease of Euro 124 million reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 149 million). On a constant currency basis, the contribution of Oi to PT’s consolidated operating revenues in 1H13 would have amounted to Euro 1,568 million, representing an increase of Euro 25 million primarily explained by: (1) higher revenues from the Residential segment, due to the positive contribution of broadband and pay-TV revenues, more visible as from 2H12, that more than offset lower fixed voice revenues; (2) an increase in the Personal Mobility segment revenues, on the back of higher revenues from traffic, broadband services and monthly fees, underpinned by Oi’s strong focus in the postpaid and higher income segments; (3) higher data and IT revenues from the Corporate segment, and (4) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market. Oi’s revenues were proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other revenues, including intra-group eliminations, decreased by 11.3% y.o.y to Euro 394 million in 1H13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 39 million). Adjusting for this effect, the reduction in other revenues is primarily explained by a lower contribution from Contax (Euro 9 million), reflecting lower revenues from Brazilian call centre services, and by some regulatory impacts at other international operations.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 58.0% in 1H13, with Brazil accounting for 53.0%, as compared to 58.6% and 53.6% in 1H12, respectively. This decrease is explained primarily by the impact of the depreciation of the Brazilian Real against the Euro.

Consolidated operating costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits decreased by Euro 128 million (-5.8% y.o.y) to Euro 2,076 million in 1H13, as compared to Euro 2,204 million in 1H12, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 128 million). On a constant currency basis, consolidated operating costs would have remained stable at Euro 2,204 million, as the decrease occurred in the Portuguese telecommunications (Euro 13 million) and Africatel (Euro 8 million) businesses were offset by an increase in the Brazilian assets (Euro 19 million). The decrease occurred in the Portuguese telecommunications business is explained by lower third party costs and lower marketing expenses that reflect PT’s cost cutting efforts, lower commission expenses that benefited from lower churn and lower costs of goods sold, effects that more than offset an increase in direct costs reflecting mainly higher programming costs on the back of sustained customer growth and investment in the differentiation of the MEO content offering. The increase occurred in Brazilian assets reflects higher costs at Oi, mainly due to higher commission expenses and direct costs that reflect increases in services rendered and sales, and also higher third party costs related mainly to maintenance and repair expenses in line with customer growth and focus on higher quality, effects that more than offset lower personnel costs and provisions.

Wages and salaries decreased by Euro 50 million (-8.7% y.o.y) to Euro 517 million in 1H13, as compared to Euro 566 million in 1H12, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million). On a constant currency basis wages and salaries would have decreased by 2.9% y.o.y (Euro 17 million), explained primarily by the decreases occurred in (1) the Brazilian telecommunications business (Euro 15 million), benefitting from lower variable remunerations, which more than offset higher fixed remunerations due to the insourcing of some external operations and increased sales channels that together translated into increased staff levels, and in (2) Contax (Euro 2 million), benefitting from a change in Brazilian legislation as from 2Q12 that translated into lower social security charges. Wages and salaries from Portuguese telecommunications business remained broadly stable in 1H13. Wages and salaries accounted for 16.7% of consolidated operating revenues in 1H13.

Direct costs decreased by Euro 26 million (-4.6% y.o.y) to Euro 535 million in 1H13, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 32 million). On a constant currency basis, direct costs would have increased by 1.2% y.o.y (Euro 7 million) in 1H13, primarily as a result of the increases occurred in (1) the Brazilian telecommunications business (Euro 9 million), reflecting mainly an increase in TU-RL and SMS traffic, partially offset by a reduction in interconnection costs due to lower traffic and the net effect of the cut in the mobile termination rate (MTR), and in (2) the Portuguese telecommunications businesses (Euro 2 million), as a result of an increase in programming costs, on the back of sustained customer growth and investment in the differentiation of the MEO content offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of increased weight of these services in revenues, effects that more than offset lower traffic costs at TMN, explained by the impact of the regulatory MTR cuts and the decrease in services rendered, and lower costs associated with the directories business. Direct costs accounted for 17.3% of consolidated operating revenues in 1H13.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, remained broadly stable at Euro 267 million in 1H13, when compared to Euro 265 million in 1H12, although impacted by the effect of the depreciation of the Brazilian Real against the Euro (Euro 11 million). On a constant currency basis, commercial costs would have increased by 5.0% y.o.y (Euro 13 million), reflecting an increase occurred in the

Brazilian telecommunications business (Euro 19 million), mainly as a result of higher commission expenses that reflect increased commercial activity translated into higher services and sales. This effect was partially offset by a decrease occurred in the Portuguese telecommunications business (Euro 11 million), explained by (1) lower costs of goods sold, reflecting lower subsidies and lower average cost of handsets, (2) lower commissions, reflecting lower churn, and (3) lower marketing and publicity, reflecting a strong focus on cost efficiency and notwithstanding the launch of the new converged offer M4O. Commercial costs accounted for 8.6% of consolidated operating revenues in 1H13.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by Euro 55 million (-6.8% y.o.y) to Euro 757 million in 1H13, as compared to Euro 812 million in 1H12, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 52 million). On a constant currency basis, other operating costs would have decreased by 0.4% y.o.y (Euro 3 million) in 1H13 to Euro 809 million, mainly due the decrease occurred in the Portuguese telecommunications business, other Portuguese support and holding companies and Africatel businesses, which more than offset the increase occurred in the Brazilian operations (Euro 8 million), reflecting mainly an increased contribution from Brazilian telecommunications business explained by higher third party costs, higher maintenance expenses, due to an increase in customer base and focus on higher quality, and despite lower provision expenses. The reduction in other operating costs from the Portuguese telecommunications business (Euro 4 million) reflects the benefits from PT’s FTTH and 4G-LTE networks and the extensive operational transformation programme, which continue to be visible through improved quality of service and lower cost structure, and notwithstanding the increased maintenance expenses in 1Q13 due to adverse weather conditions in that period.

EBITDA

In 1H13, consolidated EBITDA decreased by Euro 124 million (-10.9% y.o.y) to Euro 1,017 million, as compared to Euro 1,141 million in 1H12, mainly due to: (1) the EBITDA decline in the Portuguese telecommunications businesses (Euro 66 million, -10.7% y.o.y), primarily due to lower revenues (Euro 78 million) as explained above; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 45 million), and (3) a lower contribution from Oi on a constant currency basis (Euro 7 million), primarily explained by an increase in commercial costs. Other EBITDA decreased by 12.3% y.o.y (Euro 9 million) to Euro 66 million in 1H13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro. On a constant currency basis, EBITDA from other businesses remained broadly flat at Euro 76 million.

EBITDA by business segment (1)	Euro million

	1H13	1H12	y.o.y
Portugal	549.2	615.1	(10.7)%
Brazil • Oi	401.4	450.4	(10.9)%
Other	66.3	75.6	(12.3)%
EBITDA	1,016.8	1,141.1	(10.9)%
EBITDA margin (%) (2)	32.9	34.1	(1.2	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

EBITDA from the Portuguese telecommunications businesses amounted to Euro 549 million in 1H13 (-10.7% y.o.y), equivalent to a 42.9% margin. The EBITDA performance is the result of the decline in service revenues (Euro 88 million), which have high operating leverage and also of lower margin in new services provided by the Enterprise segment. In effect, while service revenues minus direct costs declined by Euro 90 million, EBITDA declined by Euro

66 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a Euro 2 million decline in the directories business.

In 1H13, Oi’s proportional consolidated EBITDA stood at Euro 401 million (R$ 4,180 million, equivalent to 100%), compared to Euro 450 million (R$ 4,245 million, equivalent to 100%) in 1H12, an Euro 49 million decrease that includes the impact of the depreciation of the Brazilian Real against the Euro (Euro 42 million). On a constant currency basis, the contribution of Oi to PT’s consolidated EBITDA would have decreased by Euro 7 million over the same period of last year, to Euro 444 million in 1H13, notwithstanding higher operating revenues. The lower contribution of Oi’s EBITDA is explained by higher provisions for bad debt, higher third party services, due to increased pay-TV content and higher maintenance expenses, and increased commercial costs, namely comissions and marketing expenses.

Fully and proportionally consolidated international assets represented 49.6% of PT’s consolidated EBITDA in 1H13, while the Brazilian businesses accounted for 42.2% of EBITDA in the period, as compared to 49.0% and 41.8% in 1H12, respectively.

Net Income

Post retirement benefits costs decreased from Euro 32 million in 1H12 to Euro 25 million in 1H13 due to a lower contribution from the Portuguese telecommunications business (Euro 8 million), which reflects the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 1H13. Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. Additional information is available under the section “Other disclosures, changes in accounting policies and estimates”.

Depreciation and amortisation costs amounted to Euro 685 million in 1H13, compared to Euro 683 million in 1H12. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 34 million), depreciation and amortisation costs would have increased by 5.2% y.o.y (Euro 36 million) to Euro 719 million in 1H13. This increase is explained primarily by a higher contribution from Oi (Euro 43 million, on a constant currency basis) reflecting the amortisation of the 4G-LTE license acquired in June 2012 and also increased investments made in 2013 as compared to 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, and in the capacity, capillarity and quality of the wireline and broadband networks. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 10 million), reflecting the decline in capex occurred throughout 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Curtailment costs amounted to Euro 128 million in 1H13 reflecting mainly a redundancy programme of approximately 400 employees implemented in 2Q13.

Net other gains amounted to Euro 81 million in 1H13, compared to Euro 17 million in 1H12. In 1H13, this caption includes: (1) a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognised; (2) a gain related to the wireline Concession Agreement, and (3) certain provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 1H12, this caption includes a gain related to the net compensation for prior years costs supported by PT with the universal service obligation under the Concession

Agreement net of provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Net interest expenses increased to Euro 293 million in 1H13 as compared to Euro 236 million in 1H12, reflecting primarily: (1) an increase in the average cost of net debt excluding the proportional consolidation of Oi and Contax, from 3.9% in 1H12 to 5.3% in 1H13, mainly as a result of a lower return on cash applications and also an increase in the cost of gross debt from 4.3% in 1H12 to 4.7% in 1H13, and (2) a higher contribution from Oi, Contax and its controlling shareholders, including the impact of the increase in its average net debt, that more than compensated the reduction in the cost of debt in Brazil and the depreciation of the Brazilian Real against the Euro. The increase in Oi’s net debt is mainly explained by: (1) payments made in April 2012 in connection with Oi’s corporate simplification; (2) the negative free cash flow generated between June 2012 and June 2013, reflecting mainly legal action payments, and (3) the dividends paid in May and August 2012 and in March and April 2013.

Equity in earnings of affiliates amounted to Euro 376 million in 1H13, including Euro 310 million gain related to the disposal of the investment in CTM. Adjusting for this impact and PT’s share in the earnings of CTM in 1H12 (Euro 13 million), equity in earnings of affiliates would have amounted to Euro 66 million in 1H13, as compared to Euro 83 million in 1H12, mainly due to changes in corporate tax and currency effects, as operationally equity consolidated companies continue to perform.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, decreased from Euro 47 million in 1H12 to Euro 42 million in 1H13, reflecting primarily lower net other financial expenses at Oi, mainly related to banking services and certain other financial costs.

Income taxes amounted to a gain of Euro 5 million in 1H13, as compared to a loss of Euro 88 million in 1H12, due to lower taxable earnings across all businesses, reflecting higher curtailment charges and interest expenses.

Income attributable to non-controlling interests amounted to Euro 22 million in 1H13 and Euro 42 million in 1H12. The reduction of Euro 19 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 9 million), and (2) Oi (Euro 9 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 284 million in 1H13 compared to Euro 123 million in 1H12. This increase is explained primarily by: (1) the gain recorded in connection with the sale of the investment in CTM, and (2) higher non-recurring gains, as explained above. These effects were partially offset by: (1) lower EBITDA from Portuguese telecommunications business; (2) higher curtailment costs reflecting a redundancy programme of approximately 400 employees; (3) higher interest expenses, and (4) lower contribution from the Brazilian businesses.

Shareholder Remuneration

Following the approval at the AGM held on 19 April 2013, on 17 May 2013 PT paid to its shareholders a dividend per share of Euro 0.325 in relation to fiscal year 2012 in the context of the shareholder remuneration policy for fiscal years 2012 to 2014.

On 13 August 2013, PT’s Board of Directors approved the modification of its shareholder remuneration policy for fiscal years 2013 and 2014, which will be exclusively comprised of a cash dividend of Euro 0.10 per share to be paid annually. This decision, coupled with the sale of PT’s equity interest in CTM recently executed and the recent bond issuances lead to a reinforcement of the Company’s balance sheet and to a stronger financial flexibility.

Capex

Capex amounted to Euro 596 million in 1H13, equivalent to 19.3% of revenues, as compared to Euro 522 million in 1H12. Excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million), capex would have increased by 20.6% y.o.y in 1H13 to Euro 630 million. This increase is explained by a higher contribution from Oi (Euro 124 million in constant currency), reflecting the investments made in 3G coverage and capacity, in the initial rollout of the 4G-LTE network and in IT services, mainly related to system updates and upgrades. Oi’s higher contribution was partially offset by a lower contribution from Portuguese telecommunications businesses (Euro 10 million), which stood at Euro 228 million in 1H13, notwithstanding the investments made during 1H13 in the rollout of the Data Center in Covilhã, which will be inaugurated on 23 September 2013. Excluding this effect, capex in Portuguese telecommunications businesses would have declined by Euro 37 million, to Euro 202 million (-15.3% y.o.y). Capex from other businesses decreased by 10.4% y.o.y to Euro 59 million in 1H13, reflecting mainly the impact of the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 5 million) and also lower capex at CVT and CST, following the investments realised in 2012 in the rollout of the submarine cable.

Capex by business segment	Euro million

	1H13	1H12	y.o.y
Portugal	227.9	238.4	(4.4)%
Brazil • Oi	309.2	217.6	42.1%
Other	59.2	66.1	(10.4)%
Total capex	596.3	522.1	14.2%
Capex as % of revenues	19.3	15.6	3.7	pp

Cash Flow

In 1H13, operating cash flow stood at Euro 179 million as compared to Euro 287 million in 1H12. This decline in operating cash flow (Euro 108 million) is explained by: (1) a lower EBITDA minus Capex (Euro 198 million), reflecting mainly the Euro 92 million increase in Oi’s capex and the Euro 55 million decline in the EBITDA minus capex of the Portuguese telecommunications businesses, and (2) lower provisions and adjustments (Euro 20 million), which represented non-cash items included in EBITDA, mainly related to Oi. The decline in EBITDA minus capex was partially offset by lower working capital investment (Euro 110 million), reflecting primarily a lower capex in 4Q12 when compared to 4Q11 that translated to lower cash payments to supliers in 1H13 when compared to 1H12. Excluding the proportional consolidation of Oi and Contax, operating cash-flow in 1H13 would have amounted to Euro 206 million, as compared to Euro 243 million in 1H12, as a result of lower EBITDA minus capex observed in the period, partially offset by lower working capital investments as referred to above.

Free cash flow	Euro million

	1H13	1H12	y.o.y
EBITDA minus Capex	420.5	618.9	(32.1)%
Non-cash items	59.0	79.2	(25.5)%
Change in working capital	(300.9)	(411.4)	(26.9)%
Operating cash flow	178.6	286.8	(37.7)%
Interests	(283.7)	(278.5)	1.9%
Net reimbursements (contributions) to pension funds (1)	(17.8)	(21.1)	(15.7)%
Paym. to pre-retired, suspended employees and other	(72.2)	(71.2)	1.4%
Income taxes	(59.2)	(75.6)	(21.7)%
Dividends received	25.8	25.5	1.2%
Net disposal (acquisition) of financial investments	335.6	0.0	n.m.
Other cash movements	(122.7)	(224.6)	(45.4)%
Free cash flow	(15.6)	(358.7)	(95.6)%

(1) In 1H13 and 1H12, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 10.5 million and Euro 14.3 million, respectively.

In 1H13, consolidated free cash flow amounted to negative Euro 16 million, while in 1H12 stood at a negative Euro 359 million, reflecting in both periods the strong working capital investments that usually occur in the first half of each year. The improved performance in 1H13 compared to 1H12 (Euro 343 million) is primarily explained by: (1) the proceeds from the sale of CTM, amounting to Euro 336 million; (2) lower payments regarding legal actions in Brazil (Euro 79 million), and (3) lower income tax payments (Euro 16 million), both at domestic and foreign operations. These effects were partially offset by a lower operating cash flow (Euro 108 million), as referred to above. Excluding the proportional consolidation of Oi and Contax, free cash flow in 1H13 would have amounted to Euro 304 million, benefiting from the sale of CTM in 2Q13.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies and adjusted for unused tax credits related to payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,609 million as at 30 June 2013, down from Euro 4,700 million as at 30 June 2012.

Total consolidated net debt amounted to Euro 7,937 million as at 30 June 2013, as compared to Euro 7,711 million as at 31 December 2012, an increase of Euro 226 million reflecting primarily: (1) the negative free cash flow generated in the period (Euro 16 million); (2) the dividends paid by PT to its shareholders (Euro 278 million, considering the effect of the 10% stake owned by Oi in PT and proportionaly consolidated) and by PT’s subsidiaries to non-controlling interests (Euro 34 million), and (3) the agreement reached by Oi in July 2013 for the disposal of its submarine cable operation, following which the related cash position was included under the held for sale balance sheet caption (Euro 27 million). These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt decrease by Euro 141 million.

Change in net debt	Euro million

	1H13	1H12
Net debt (initial balance)	7,711.2	6,612.8
Less: free cash flow	(15.6)	(358.7)
Translation effect on foreign currency debt	(140.6)	(137.2)
Dividends paid by PT	277.9	556.7
Oi’s corporate simplification	0.0	296.1
Acquisition of own shares by Oi	0.0	25.6
Other (1)	73.4	158.9
Net debt (final balance)	7,937.5	7,871.7
Less: Tax effect on unfunded post retirement benefits obligations (2)	188.8	226.1
Adjusted net debt (final balance)	7,748.7	7,645.6
Less: Net debt from Oi and Contax, including holding companies	3,139.8	2,945.5
Adjusted net debt exc. Oi and Contax (final balance)	4,608.9	4,700.1
Change in net debt	226.3	1,258.8
Change in net debt (%)	2.9%	19.0%

(1) This caption includes primarily the payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal, the dividends paid by PT’s subsidiaries to non-controlling interests and Euro 27 million in 2Q13 related to the disposal by Oi of its submarine cable operation. (2) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations.

As at 30 June 2013, total consolidated gross debt amounted to Euro 10,917 million, of which 89.7% was medium and long-term and Euro 3,486 million relates to the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding the effect of this proportional consolidation, gross debt would have amounted to Euro 7,431 million, of which 90.1% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 81.9% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,490 million at the end of June 2013, which includes Euro 857 million of undrawn committed commercial paper lines and facilities.

Excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 5.3% in 1H13, compared to 3.9% in 1H12, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.8% in 1H13 and 4.3% in 1H12. Excluding Oi and Contax, the cost of gross and net debt in 2Q13 remained stable when compared to 1Q13. The maturity of PT’s net debt excluding Oi and Contax was 6.2 years as at 30 June 2013, already reflecting the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 2009 one billion Eurobond.

Post Retirement Benefit Obligations

As at 30 June 2013, the projected post retirement benefit obligations (PBO) from Portuguese operations related to pension complements and healthcare amounted to Euro 505 million and the market value of assets under management amounted to Euro 368 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 790 million as at 30 June 2013, already including the curtailment costs recorded in 1H13 (Euro 730 million as at 31 December 2012), which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 926 million and after-tax unfunded obligations amounted to Euro 695 million. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 63 million as at 30 June 2013 and Euro 73 million as at 31 December 2012.

Total gross unfunded obligations from Portuguese businesses increased by Euro 93 million to Euro 926 million as at 30 June 2013, reflecting primarily curtailment charges (Euro 128 million), post retirement benefit costs (Euro 10 million) and net actuarial losses recorded in the period (Euro 25 million), which more than offset payments of salaries to suspended and pre-retired employees, amounting to Euro 72 million in 1H13. Unfunded obligations from Oi decreased from Euro 73 million as at 31 December 2012 to Euro 63 million as at 30 June 2013, reflecting a contribution made in January 2013 to cover the deficit position of the BrTPREV pension plan (Euro 9 million), as post retirement benefit costs (Euro 4 million) were offset by the impact of the depreciation of the Brazilian Real (Euro 4 million).

Post retirement benefit obligations (1)	Euro million

	30 June 2013	31 December 2012
Pensions obligations	127.0	127.3
Healthcare obligations	377.9	375.4
PBO of pension and healthcare obligations	504.9	502.7
Market value of funds	(368.5)	(399.4)
Unfunded pensions and healthcare obligations	136.4	103.3
Salaries to suspended and pre-retired employees	790.0	730.4
Gross unfunded obligations from Portuguese businesses	926.5	833.7
After-tax unfunded obligations from Portuguese businesses	694.8	625.3
Gross unfunded obligations at Oi	63.3	72.7
Accrued post retirement benefits	989.8	906.5

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Change in gross unfunded obligations (1)	Euro million

	1H13	1H12
Gross unfunded obligations (initial balance)	906.5	973.7
Post retirement benefits costs (PRB) (2)	14.1	20.2
Curtailment cost	128.2	0.9
Net reimbursements (contributions) to pension funds (3)	(7.3)	(6.9)
Salary payments to pre-retired, suspended employees and other	(72.2)	(71.2)
Net actuarial (gains) losses	24.9	13.5
Foreign currency translation adjustments	(4.3)	(3.4)
Gross unfunded obligations (final balance)	989.8	926.8

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 1H13 and 1H12, this caption excludes the service cost associated with active employees who were entitled to pension benefits related to the regulated pension plans transferred to the Portuguese State amounting to Euro 10.8 million and Euro 11.4 million, respectively. (3) This caption includes primarily contributions to pension funds made by Oi (Euro 8.7 million in 1H13 and Euro 10.4 million in 1H12), minus the net reimbursements obtained from the healthcare plans.

Equity

As at 30 June 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 2,079 million, representing a decrease of Euro 225 million in 1H13 compared to Euro 2,305 million as at 31 December 2012. This decrease is primarily explained by the dividends paid by PT to its shareholders (Euro 278 million) and negative foreign currency translation adjustments of Euro 208 million, which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro. These effects more than compensated the net income generated in the period of Euro 284 million.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

1H13
Equity before non-controlling interests (initial balance)	2,304.6
Net income	284.0
Net currency translation adjustments	(208.2)
Dividends paid by PT	(277.9)
Net actuarial gains (losses), net of taxes	(18.7)
Other	(4.8)
Equity before non-controlling interests (final balance)	2,079.1
Change in equity before non-controlling interests	(225.5)
Change in equity before non-controlling interests (%)	(9.8)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

		31 December 2012
	30 June 2013	restated
Cash and equivalents	2,979.7	3,387.3
Accounts receivable, net	1,983.4	2,012.1
Inventories, net	145.6	141.5
Judicial deposits	1,108.0	1,150.3
Financial investments	512.4	427.7
Intangible assets, net	4,736.1	5,089.5
Tangible assets, net	5,784.0	6,018.9
Accrued post retirement asset	8.4	11.4
Other assets	450.4	559.5
Deferred tax assets and prepaid expenses	1,366.7	1,293.8
Total assets	19,074.8	20,092.0
Accounts payable	953.2	1,263.2
Gross debt	10,917.2	11,098.5
Accrued post retirement liability	998.1	917.9
Other liabilities	2,476.7	2,680.2
Deferred tax liabilities and deferred income	1,135.3	1,266.9
Total liabilities	16,480.5	17,226.7
Equity before non-controlling interests	2,079.1	2,304.6
Non-controlling interests	515.2	560.7
Total shareholders’ equity	2,594.3	2,865.3
Total liabilities and shareholders’ equity	19,074.8	20,092.0

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets decreased to Euro 19.1 billion as at 30 June 2013 compared to Euro 20.1 billion as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.7 billion) and the dividends paid in 2Q13 by PT to its shareholders (Euro 0.28 billion). Total liabilities stood at Euro 16.5 billion as at 30 June 2013 compared to Euro 17.2 billion as at 31 December 2012, including the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.4 billion).

02

Business performance

Portuguese Telecommunications Businesses

In 1H13, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 3.6% y.o.y to 5,117 thousand (net additions reached 65 thousand in 1H13), and mobile customers up by 4.2% y.o.y to 7,690 thousand (92 thousand net additions in 1H13 driven by postpaid, reflecting 204 thousand postpaid net additions), on the back of the success of PT’s offering, namely M4O, which is gaining momentum, having reached one million RGUs in August 2013.

Portuguese operating data

	1H13	1H12	y.o.y
Fixed retail accesses (‘000)	5,117	4,940	3.6%
PSTN/ISDN	2,579	2,615	(1.4)%
Broadband customers	1,268	1,169	8.5%
Pay-TV customers	1,270	1,157	9.8%
Mobile Customers (‘000)	7,690	7,380	4.2%
Postpaid	2,673	2,456	8.8%
Prepaid	5,017	4,924	1.9%
Net additions (‘000)
Fixed retail accesses	65	145	(55.5)%
PSTN/ISDN	(26)	(33)	22.6%
Broadband customers	43	63	(31.7)%
Pay-TV customers	47	115	(59.2)%
Mobile Customers	92	(63)	244.9%
Postpaid	204	79	159.6%
Prepaid	(112)	(142)	20.8%
Data as % of mobile service revenues (%)	35.6	31.6	4.0	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 9.8% y.o.y to 1,270 thousand (net additions of 47 thousand in 1H13), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of difficult economic environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) grew by 16.7% y.o.y, having reached 894 thousand in 1H13 (61 thousand net additions in the 1H13).

In 1H13, mobile customers benefited from the performance of postpaid customers, which grew by 8.8% y.o.y to 2,673 thousand (204 thousand net additions in 1H13), benefiting from the launch of the convergent offer M4O, which is leading to a prepaid to postpaid migration in mobile customer base. Mobile prepaid customers grew by 1.9% y.o.y in 1H13 to 5,017 thousand, benefiting from the continued success of the new “Moche” tariff plans (+49.6% y.o.y to 1,792 thousand customers with 160 thousand net additions in 1H13).

Residential

In 1H13, residential retail accesses or retail revenue generating units (RGUs) increased by 4.2% y.o.y, reaching 3,870 thousand, with pay-TV and broadband accesses already accounting for 56.6% of total residential retail accesses as at 30 June 2013. In 1H13, MEO, PT’s pay-TV service reached 1,155  thousand customers (+7.3% y.o.y), which accounted for 20 thousand net additions, while fixed residential broadband reached 1,036 thousand customers with 22 thousand net additions. Unique customers in the residential segment reached 1,863 thousand while triple-play customers stood at 802 thousand (+12.9% y.o.y) and already represented 43.1% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple-play bundles and of pay-TV and fixed broadband in the residential segment has lead to a stable ARPU of Euro 31.8 and to an increase of RGU’s per unique customer from 1.99 in 1H12 to 2.08 in 1H13, despite a lower contribution from other value added services as economic conditions in Portugal, namely available income and consumption, still show declining trends.

Residential operating data

	1H13	1H12	y.o.y
Fixed retail accesses (‘000)	3,870	3,714	4.2%
PSTN/ISDN	1,679	1,672	0.4%
Broadband customers	1,036	966	7.3%
Pay-TV customers	1,155	1,076	7.3%
Unique customers	1,863	1,863	(0.0)%
Net additions (‘000)
Fixed retail accesses	29	157	(81.5)%
PSTN/ISDN	(13)	(2)	n.m.
Broadband customers	22	55	(60.7)%
Pay-TV customers	20	104	(80.7)%
ARPU (Euro)	31.8	31.6	0.8%
Non-voice revenues as % of revenues (%)	65.5	62.9	2.6	pp

The solid growth of residential customers is clearly supported by the success of MEO, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video on demand on all screens. MEO’s experience is now convergent. As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 108 channels, up to 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks. Recently, M4O was made available also through Satellite, which has allowed PT to expand this convergent offer throughout the entire country. M4O Satellite offers the same package, with the only difference being the channel offering. PT also launched a new package named M3O that allows the customer to choose the same features as M4O Satellite, but without the internet access for a price that is Euro 15 lower.

MEO’s M4O enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The M4O offer allows all families to have access to more services and of superior quality for a monthly fee of Euro 79.99, including two mobile SIM cards allowing unlimited voice and SMS to all fixed and mobile networks and 200MB of internet access. Up to two additional SIM cards can be included for monthly fee of Euro 7.5 per each SIM card. Already in April 2013, PT launched two new Internet packages, with traffic allowances of 200MB (IT Light) for Euro 2.99 per month and 5GB (IT Ultra) for Euro 19.99 per month. At the same time, PT repositioned the existing IT packages offering additional savings of up to 55%: IT Super offers 500MB of traffic for Euro 4.99 per month and IT Super Plus offers 1GB of traffic for Euro 7.99 per month.

During 1H13, PT continued to consolidate MEO’s leadership in terms of innovation, content differentiation and customer experience. In what concerns MEO GO!, the MEO service over the top application that allows access to 60+ channels, video on demand and recordings on smartphones, tablets and PC through WiFi and mobile networks, it is worth highlighting the launch of the new MEO GO! Apps for Android tablets and iPad, for Windows 8 and the renovation of MEO GO! website. MEO continued to innovate and to add new content to its grid through: (1) the launch of CM TV, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, “Correio da Manhã”; (2) the launch of the KBS World HD channel, and (3) several promotions on existing content, namely the campaign offering two free monthly fees on Globo Premium. New content was also made available in the Meo Kids. In what concerns content, PT continued to focus on the intensification of the partnerships with content providers, focusing on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aiming at adapting further the content cost structure to the macro environment, thus generating savings in content costs. Already in April 2013, MEO launched together with TVI, a leading free-to-air portuguese channel, an interactive channel entirely dedicated to the new programme “Big Brother VIP” enabling access to the Big Brother house for 24 hours a day and to be able to follow all that happens between competitors of the most watched reality show of the world. The “Big Brother VIP” channel stood at fourth place in the April audience ranking.

Service revenues in the Residential segment reached Euro 359 million, up by 3.1% y.o.y and continued showing growth on the back of positive net adds, notwithstanding increased competitive aggressiveness, namely by a smaller player, already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. This performance was achieved on the back of the continued strong performance of MEO triple-play offer, resulting on an increase in RGU’s per unique customer. As a result of the higher penetration of triple-play offers, the weight of non-voice services in Residential service revenues stood at 65.5% (+2.6pp y.o.y) in 1H13 and the weight of flat revenues stood at 89.3% (+2.6pp y.o.y).

Personal

In 1H13, mobile Personal customers, including voice and broadband customers, increased by 5.6% y.o.y showing a sequential improvement (2Q13: +5.6%; 1Q13: +3.2% y.o.y; 4Q12: +1.5% y.o.y; 3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y, and 1Q12: -0.9% y.o.y). In 1H13, mobile Personal customers registered 96 thousand net additions (135 thousand net disconnections in 1H12), underpinned by the solid performance in postpaid (204 thousand net additions in 1H13). This performance is anchored on the strong commercial success of M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 1Q13 for the second consecutive quarter and has maintained this trend in 2Q13. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at August 2013, total RGUs associated with M4O amounted to 1 million and 40% are new services to PT. M4O offer is proving to attract new customers as 47% subscribe two Sim cards, 24% three Sim cards and 29% four Sim cards. Net disconnections of prepaid customers stood at 107 thousand in 1H13, improving versus 1H12 (144 thousand net disconnections). This improvement was achieved on the back of the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012, that allowed TMN in one year to achieve leadership in the 10-14 years old segment, and the launch of a new campaign in 2Q13 to celebrate the first anniversary of “Moche” tarrif plans targeted to under 25 years old.

Personal operating data

	1H13	1H12	y.o.y
Mobile Customers (‘000)	6,120	5,797	5.6%
Postpaid	1,297	1,073	20.9%
Prepaid	4,824	4,724	2.1%
Net additions (‘000)	96	(135)	171.3%
Postpaid	204	9	n.m.
Prepaid	(107)	(144)	25.6%
MOU (minutes)	95	92	2.6%
ARPU (Euro)	7.6	8.7	(13.5)%
Customer	7.1	8.0	(10.9)%
Interconnection	0.5	0.8	(41.0)%
SARC (Euro)	23.8	28.5	(16.7)%
Data as % of service revenues (%)	35.4	32.9	2.5	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 92% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network. PT’s WiFi offer includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to WiFi whenever the device is within WiFi coverage. As such, WiFi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

In January 2013, TMN’s multi-SIM 4G-LTE service, that allows customers to share the Internet plafond among the smartphone, tablet and PC, was elected product of the year in the mobile tariff plans category. This award is the result of an independent survey carried out amongst consumers in the sector of fast moving consumer goods. In March 2013, following the launch of M4O, TMN repositioned its “Unlimited” tariff plans and launched a commercial campaign aimed at reinforcing the competitiveness of its postpaid tariff plans targeted at heavy mobile consumers that want to use their smartphones without limitations on voice and data services. The new “Unlimited” tariff plans offer unlimited voice and SMS for all national networks, up to 5GB of Internet, unlimited access to PT’s WiFi network, 16GB of storage in Cloud PT and free access to “Musicbox”, PT’s music streaming service. The range of the “Unlimited” tariff plans addresses different profiles of Internet usage: from the “Unlimited S” that sells at Euro 15.9 per month and offers 200MB per month up to the “Unlimited XL” that sells at Euro 69.9 per month and offers 5GB per month. TMN also continued to strengthen its smartphone portfolio, aiming at diversifying operating systems and providing the widest range of handsets to meet customer demand. It is worth highlighting the launch of Blackberry Z10, using the BB10 software, and Huawei Ascend W1, using Windows Phone 8.

In 1H13, customer revenues in the Personal segment declined by 8.0% y.o.y to Euro 259 million, showing an improvement throughout the last quarters: 2Q13 (-7.4% y.o.y), 1Q13 (-8.6% y.o.y), 4Q12 (-9.1% y.o.y) and 3Q12 (-11.2% y.o.y), despite the challenging economic background reflected on lower available income and consumption. This sequential improvement was achieved on the back of: (1) flat fee customer growth and increased weigth of flat fee revenues, and (2) increased data revenues explained by increased smartphone penetration and “internetnotelemovel” revenues. The decline in customer revenues reflected: (1) lower and volatile recharges as a result of difficult economic conditions, and (2) price competition and migration to lower tariff plans. Interconnection revenues declined by 39.1% y.o.y to Euro 16 million in 1H13, contributing to a total decline on service revenues of -10.7% y.o.y (-10.0% in 2Q13, -11.4% y.o.y in 1Q13, -11.9% y.o.y in 4Q12 and -13.2% y.o.y in 3Q12). In effect, MTRs declined throughout 2012 from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012. MTRs in Portugal are amongst the lowest in Europe. ARPU of the personal segment stood at Euro 7.6 (-13.5% y.o.y) and customer ARPU stood at Euro 7.1 (-10.9% y.o.y). The weight of non-voice revenues in service revenues stood at 35.4% in 1H13 (+2.5pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”, while the weight of flat-fee revenues stood at 36.3% (+6.7pp y.o.y).

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof Data Center investments to meet demand for high bandwidth services and virtualisation.

In 2Q13, PT has repositioned the M4O offer, available to the small and medium offices, in terms of pricing and adding more TV channels available. This includes the repositioning of IT portfolio, extending the existing tariff plans and creating new ones, in order to have a more comprehensive offer. The competitive pressure deteriorated, leading to an even more significant price decline, more visible in mobile voice. Notwithstanding this competitive backdrop and adverse economic conditions, PT is gaining operational momentum in the small and medium size companies segment with positive net adds across all fixed services.

In what concerns the corporate segment, PT has simplified its commercial offer of Managed Services, discontinuing certain services and standardising its offer across all areas, WAN, LAN/WAN and voice. For web services SmartCloudPT PT has made available an upgraded platform service support for Microsoft Exchange Email SmartCloudPT, with increased accommodation capacity and retention periods, as well as improving the functionality of the interface webmail. In 1H13, commercial activity continued to slow down and competitive pressure continued to be aggressive, impacting operational and financial performance.

In 1H13, fixed retail customers of the enterprise segment stood at 1,057 thousand, an improved performance of 38 thousand net additions, compared to a trend of disconnections that was observed during 2012 and turned around in 1Q13 (26 thousand in 2Q13, 12 thousand in 1Q13, -5 thousand in 4Q12, -9 thousand in 3Q12, -6 thousand in 2Q12 and -48 thousand in 1Q12). Moreover, in 1H13, the Enterprise segment registered: (1) 10 thousand net disconnections of fixed lines (-2 thousand in 2Q13, -8 thousand in 1Q13, -13 thousand in 4Q12, -15 thousand in 3Q12, -15 thousand in 2Q12 and -58 thousand in 1Q12); (2) 22 thousand net additions of fixed broadband (12 thousand in 2Q13, 9 thousand in 1Q13, 4 thousand in 4Q12, 2 thousand in 3Q12, 4 thousand in 2Q12 and 4 thousand in 1Q12), and (3) 27 thousand net additions of pay-TV customers (16 thousand in 2Q13, 11 thousand in 1Q13, 4 thousand in 4Q12, 4 thousand in 3Q12, 5 thousand in 2Q12 and 6 thousand in 1Q12). This improved performance across the various services reflects a solid success of the M4O offer in the SOHO and small and medium businesses.

Enterprise operating data

	1H13	1H12	y.o.y
Fixed retail accesses (‘000)	1,057	1,033	2.3%
PSTN/ISDN	715	754	(5.2)%
Broadband customers	229	201	14.0%
Pay-TV customers	113	79	43.8%
Retail RGU per access	1.48	1.37	7.9%
Mobile Customers (‘000)	1,514	1,521	(0.4)%
Net additions (‘000)
Fixed retail accesses	38	(54)	170.2%
PSTN/ISDN	(10)	(73)	85.8%
Broadband customers	22	8	162.7%
Pay-TV customers	27	11	152.9%
Mobile Customers	(0)	75	(100.0)%
ARPU (Euro)	21.5	24.4	(11.9)%
Non-voice revenues as % of revenues (%)	52.5	48.0	4.4	pp

Operating revenues of the Enterprise customer segment declined by 11.2% y.o.y to Euro 402 million in 1H13, showing a sequential deterioration penalised by the economic and pricing environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives; (3) the small and medium businesses, which were still showing some resilience in 2012, are now more penalised by the economic and financing context with higher impact on mobile revenues, and (4) intense price competition across the various segments. Notwithstanding the economic environment, PT maintained a solid leadership, both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 1H13, non-voice services represented 52.5% of Enterprise retail revenues, up by 4.4pp y.o.y.

Consolidated financial performance in Portugal

In 1H13, revenues from Portuguese telecommunications businesses declined by Euro 78 million (-5.8% y.o.y) to Euro 1,280 million, having improved the trend in 2Q13 (-4.8% y.o.y) when comparing to 1Q13 (-6.8% y.o.y) and 4Q12 (-8.1% y.o.y). This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 51 million and Euro 22 million, respectively), as the Enterprise segment is still being penalised by price declines, notwithstanding an improved performance from SMEs and SOHOs, while the Personal segment is still being pensalised by price competition and declining MTRs. Revenues in the Residential segment were up by 1.8% y.o.y in 1H13, continuing to show growth on the back of positive net adds notwithstanding already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. Wholesale, other and eliminations revenues stood at Euro 199 million in 1H13 (-5.8% y.o.y), primarily as a result of lower revenues associated to: (1) public pay phones; (2) directories business; (3) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build own networks, and (4) termination of national and international traffic, due to lower volumes in certain geographic and nongeographic special services and indirect traffic terminations. In 2Q13 revenues from Wholesale, other and eliminations increased by 2.4% y.o.y to Euro 105 million, reflecting an one-off related to certain contracts, including some international traffic transit agreements, which tend to carry low margin (wholesale traffic revenues were up 12.1% y.o.y in 1H13).

Revenue performance continued to be impacted by macroeconomic environment, notwithstanding the sustained growth in the Residential segment and improved trends in the Personal and Wholesale segments. Private consumption in Portugal decreased by 5.1% in 1Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.8% y.o.y in 1H13, outperforming the market and competitors. This performance was achieved on the back of strong commercial dynamics across all sales channels. In 1H13, revenues in Portugal were also penalised by adverse regulation movements (Euro 29 million), including lower MTRs (Euro 18 million) and roaming (Euro 5 million). Excluding regulation effects, revenues would have decreased by 3.6% y.o.y in 1H13.

Portuguese telecommunications businesses financial information	Euro million

	1H13	1H12	y.o.y
Operating revenues	1,280.0	1,358.5	(5.8)%
Residential	361.9	355.5	1.8%
Service revenues	358.9	347.9	3.1%
Sales and other revenues	3.1	7.6	(59.4)%
Personal	317.7	339.7	(6.5)%
Service revenues	275.3	308.3	(10.7)%
Customer revenues	258.8	281.3	(8.0)%
Interconnection revenues	16.5	27.0	(39.1)%
Sales and other	42.4	31.3	35.4%
Enterprise	401.6	452.3	(11.2)%
Wholesale, other and eliminations	198.7	211.0	(5.8)%
Operating costs	730.8	743.4	(1.7)%
Wages and salaries	120.9	120.6	0.2%
Direct costs	228.2	226.3	0.8%
Commercial costs	131.4	142.4	(7.7)%
Other operating costs	250.3	254.0	(1.5)%
EBITDA (1)	549.2	615.1	(10.7)%
Post retirement benefits	21.1	29.0	(27.1)%
Depreciation and amortisation	325.3	335.3	(3.0)%
Income from operations (2)	202.8	250.8	(19.2)%
EBITDA margin (3)	42.9%	45.3%	(2.4	)pp
Capex	227.9	238.4	(4.4)%
Capex as % of revenues	17.8%	17.5%	0.3	pp
EBITDA minus Capex	321.3	376.7	(14.7)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

In 1H13, operating costs excluding D&A and PRBs declined by 1.7% y.o.y (Euro 13 million) to Euro 731 million. Wages and salaries remained flat at Euro 121 million in 1H13 explained by a lower level of fixed remunerations, as a result of focus on cost control, a lower level of overtime remunerations and also higher efficiency levels in certain internal processes, notwithstanding a higher allocation of field force engineers to maintenance and repair activities due to adverse weather conditions observed in 1Q13. Direct costs were up by 0.8% y.o.y to Euro 228 million in 1H13, reflecting mainly higher programming costs (+4.1% y.o.y in 1H13) on the back of sustained customer growth and investment in the differenciation of the MEO content offering. Notwithstanding this investment, programming costs per customer declined by 7.3% y.o.y. Commercial costs decreased by 7.7% y.o.y to Euro 131 million in 1H13, reflecting: (1) lower cost of goods sold (-11.6% y.o.y), due to lower subsidies and lower average cost of handsets; (2) lower commissions (-4.6% y.o.y), despite continued customer growth, thus reflecting lower churn, and (3) lower marketing and publicity (-6.5% y.o.y). This performance of commercial costs was achieved despite the costs associated with the launch of M4O, and reflects a continued favourable performance in terms of churn. Other operating expenses decreased by 1.5% y.o.y in 1H13 to Euro 250 million, explained by an increase in maintenance productivity due to the implementation of new generation access networks (FTTH). Structural costs benefit from the FTTH and 4G-LTE networks and the extensive operational transformation programme continued to be visible with improved quality of service and lower cost structure.

In 1H13, EBITDA in Portuguese telecommunications businesses stood at Euro 549 million (-10.7% y.o.y) with a margin of 42.9% (-2.4pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 88 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 90 million, while EBITDA declined by Euro 66 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient. EBITDA performance in Portugal also included a Euro 2 million decline in the directories business.

Capex from Portuguese telecommunications businesses decreased by 4.4% y.o.y (Euro 10 million) to Euro 228 million in 1H13 and stood at 17.8% of revenues (+0.3pp y.o.y), notwithstanding the investments made during 1H13 in the rollout of the Data Center in Covilhã, which will be inaugurated on 23 September 2013. Excluding this effect, capex in Portuguese telecommunications businesses would have declined by Euro 37 million. The capex decline is explained by lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. In 1H13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 27% of total capex in 1H13; (2) customer capex, which amounted to Euro 86 million (-9.8% y.o.y), and (3) technology and infrastructure capex (Euro 78 million, -30.2% y.o.y). These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and 92% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer.

EBITDA minus capex in 1H13 was down by 14.7% y.o.y to Euro 321 million. In 2013, capex in the Portuguese telecommunications businesses is expected to continue to decline by more than Euro 50 million when compared to 2012, notwithstanding the investment made in the Data Center, more visible in 2Q13 and 3Q13.

International Businesses

Oi

In 1H13, Oi’s revenue generating units (RGUs) stood at 74,757 thousand, up by 3.3% y.o.y, including: (1) 18,438 thousand residential RGUs (+2.2% y.o.y); (2) 46,896 thousand personal mobile customers, which grew by 3.8% y.o.y, and (3) 8,755 thousand Business and Corporate RGUs, up by 4.6% y.o.y.

Oi operating data

	1H13	1H12	y.o.y
Residential RGUs (‘000)	18,438	18,037	2.2%
Fixed lines	12,242	12,744	(3.9)%
Fixed broadband	5,296	4,806	10.2%
Pay-TV	900	487	84.8%
Personal Mobility RGUs (‘000)	46,896	45,198	3.8%
Prepaid customers	40,235	39,407	2.1%
Postpaid customers + Oi controle	6,661	5,791	15.0%
Business / Corporate RGUs (‘000)	8,755	8,370	4.6%
Fixed lines	5,306	5,249	1.1%
Broadband	615	526	16.9%
Mobile	2,834	2,596	9.2%
Other (‘000)	667	729	(8.5)%
RGUs (‘000)	74,757	72,334	3.3%

In 1H13, in the residential segment, Oi continued to show a mitigation of fixed line attrition, with fixed lines decreasing by -3.9% y.o.y, a steady growth of fixed broadband accesses (+10.2% y.o.y to 5,296 thousand) and in 2Q13, another quarter of pay-TV growth, reaching 900 thousand customers (+84.8% y.o.y). This performance continues to confirm the turnaround of the historical wireline trends, underpinned by: (1) the strengthening of Oi’s convergent offers and focus on retention, profitability and up selling initiatives, and (2) increased broadband network expansion and speeds. The average broadband speed in Oi’s residential customer base stood at 3.5 Mbps in 1H13, which compares to 3.1 Mbps in December 2012, reflecting that 36% (+9pp y.o.y) of Oi’s broadband customers have speeds equal or above 5 Mbps. Oi TV’s residential penetration almost doubled in the last 12 months, leading to a pay-TV penetration per household of 7.3% up by 3.5pp y.o.y in 1H13. In June 2013 went into orbit a new satellite leased by Oi. The new equipment will improve signal quality and coverage and will allow the expansion of Oi’s TV offering, which will be able to include new pay-per-view and interactive services. Oi continues to develop its IPTV pilot through FTTH, offering broadband speeds of up to 200 Mbps. During 1H13, Oi continued to invest in the pay-TV offer which is core to its convergence strategy, with the purpose to increase the number of revenue generating units per each unique customer as it increases customer loyalty and drives sustainable ARPU growth. As at 30 June 2013, Oi had 57% of the Residential customer base with more than one service, increasing by 6.0pp when compared to 30 June 2012.

In 1H13, Oi’s Residential revenues increased by 4.9% y.o.y to R$ 5,133 million, continuing to show a strong improvement, due to the positive contribution of revenue from broadband and pay-TV services, which revealed strong customer demand for triple-play and quadruple-play services. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty, leading to residential ARPU growth of 8.8% y.o.y, reaching R$ 70.2 in 2Q13.

In the Personal Mobility segment, Oi’s mobile customers stood at 46,896 (+3.8% y.o.y) with net additions of 591 thousand in 1H13. Oi continued to focus on growth of high value and postpaid customers, on increasing the penetration of data and value added services and improving prepaid profitability. Postpaid customers increased by 15.0% y.o.y, reaching 6,661 thousand at the end of 1H13. The weight of postpaid customers in the Personal Mobility segment increased to 14.2% as at 30 June 2013. Oi has continued to focus on growing in the high-end market and improving its profitability, on the back of: (1) repositioning its pricing plans in certain markets, while maintaining its offer competitiveness, and (2) tightening its credit requirements for new postpaid customers in order to adapt to the country’s current macroeconomic conditions.

Prepaid customers stood at 40,235 thousand in 1H13, increasing by 2.1% y.o.y and representing 85.8% of Oi’s Personal Mobility customer base. This performance was underpinned by the focus of Oi’s growth strategy on profitability of the customer base with Oi observing consistent growth in recharges. In 1H13, Oi launched a pilot platform to manage recharge campaigns. This tool allows sending real time messages to stimulate recharges and sales of packages based on customer’s profile. Revenues from prepaid SMS and mobile data increased significantly also due to Oi’s comprehensive customer offerings. In 1H13, Oi had a strong and efficient presence in national retail sales points, expanding SIM card and recharge sales points.

In 1H13, Oi’s Personal Mobility revenues stood at R$ 4,571 million, having increased by 5.4% y.o.y. Oi’s service revenues increased by 5.2% y.o.y to R$ 3,193 million, on the back of the strong performance in data and value added services, explained by the initiatives taken to increase the penetration of date usage in the customer base, and the continuous expansion of 3G coverage, with an increase of 529 municipalities covered in the last 12 months, reaching 76% of the urban population.

Oi’s Business/Corporate customers stood at 8,755 thousand in 1H13, increasing by 4.6% y.o.y, underpinned by mobile (+9.2% y.o.y), data (+16.9% y.o.y) and wireline (+1.1% y.o.y) growth.

In 1H13, revenues from the Business/Corporate segment increased by 1.2% y.o.y to R$ 4,232 million, explained by the increased usage of data services and growth of the mobile base. In the Business segment, Oi continued focused on profitable customer growth. This was achieved by: (1) increasing revenues, through continued expansion of sales channels; (2) reducing churn by focusing on customer retention programmes, and (3) rasing the minimum traffic thresholds of entry plans, thereby, increasing the profitability of new customers. This programme translated into growth of RGUs in 1H13 (+4.6% y.o.y), having Oi been able to turnaround the secular RGU loss in this segment. The Corporate segment was marked by FIFA’s Confederations Cup in June, as Oi was the official provider of telecom and IT services. The continued focus on increasing data, advanced voice and postpaid has allowed for a significant growth in postpaid voice, VPN networking, internet access and fixed digital trunking.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	1H13	1H12	y.o.y
Residential	5,133	4,895	4.9%
Personal Mobility	4,571	4,335	5.4%
Services	3,193	3,034	5.2%
Network Usage	1,103	1,142	(3.4)%
Sales of handsets, sim cards and others	276	159	73.6%
Business / Corporate	4,232	4,181	1.2%
Other services	178	300	(40.7)%
Pro-forma consolidated net revenues	14,114	13,711	2.9%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Oi’s mobile customers stood at 49,730 thousand (+4.1% y.o.y), with net additions of 471 thousand in 1H13 and gross additions of 12.3 million. In 1H13, Oi maintained its focus on growing in the high value segment by improving the reach of its retail channels, simplifying its tariff plans, launching smartphone campaigns and expanding its 3G network.

In 1H13, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 2.9% y.o.y to R$ 14,114 million, underpinned by growth across all segments. In 2Q13, for the fourth consecutive quarter, Oi posted annual growth in net revenues (2Q12: -2.4% y.o.y; 3Q12: +1.5% y.o.y; 4Q12; +6.2% y.o.y; 1Q13: +3.5% y.o.y and 2Q13: +2.4% y.o.y), mainly driven by higher broadband and pay-TV sales that reduced fixed line attrition in the Residential segment, growth in data package and text message usage in the Personal Mobility segment and higher data and IT revenues from the Corporate segment.

EBITDA, as reported by Oi, decreased by 5.3% y.o.y in 1H13, to R$ 3,948 million, with a margin of 28.0%. In 1H13, EBITDA performance reflected higher operating expenses (+6.5% y.o.y to R$ 10,166 million), as a result of an increase in: (1) personnel costs (+26.9% y.o.y), due to the payment of wage benefits to employees, inflation adjustments of salaries and insourcing of internal network maintenance; (2) provision for bad debts (+46.2% y.o.y), explained by the tightening of the credit requirements for new customers, implemented by Oi in 2Q13, to address the deterioration of the economic backdrop; (3) third-party services (+9.8% y.o.y), due to higher pay-TV content costs, and (4) marketing (+6.2% y.o.y), due to Oi’s sponsorship of FIFA’s Confederations Cup.

Oi pro-forma income statement (1)	R$ million, 100%

	1H13	1H12	y.o.y
Pro-forma consolidated net revenues	14,114	13,711	2.9%
Pro-forma operating costs	10,166	9,544	6.5%
Interconnection	2,154	2,229	(3.4)%
Personnel	1,265	997	26.9%
Materials	100	59	69.5%
Cost of goods sold	285	214	33.2%
Third-Party Services	4,252	3,874	9.8%
Marketing	275	259	6.2%
Rent and Insurance	968	899	7.7%
Provision for Bad Debts	532	364	46.2%
Other Operating Expenses (Revenue), Net	336	650	(48.3)%
Pro-forma EBITDA	3,948	4,167	(5.3)%
EBITDA margin	28.0%	30.4%	(2.4	)pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Other international assets

In 1H13, other international assets, on a pro-forma basis, increased their proportional revenues by 4.1% y.o.y to Euro 200 million and EBITDA by 3.8% y.o.y to Euro 108 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration and increasing competition in some markets and some negative foreign exchange effects.

Proportional financial information of other international assets (1)	Euro million

	1H13	1H12	y.o.y
Operating revenues	200.3	192.5	4.1%
EBITDA (2)	107.8	103.9	3.8%
Depreciation and amortisation	28.4	23.9	18.8%
Income from operations (3)	79.4	80.0	(0.7)%
EBITDA margin (4)	53.8%	54.0%	(0.1	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. Excludes CTM for all periods for comparison purposes. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues.

Highlights of main assets in Africa and Asia (1H13) (1)	Million (financials)

			Rev.		EBITDA				EBITDA
	Stake	Customers	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	9,304	1,033	9.5%	585	8.4%	56.6%	786	445
MTC, Namibia (3) (4)	34.00%	2,200	999	10.5%	490	14.7%	49.0%	82	40
CVT, Cape Verde (3) (4)	40.00%	433	3,802	(15.3)%	1,850	(13.6)%	48.7%	34	17
CST, S.Tomé & Principe (3) (4)	51.00%	135	141,089	0.1%	34,159	(5.8)%	24.2%	6	1
Timor Telecom, East Timor (3) (5)	44.17%	618	32	(4.0)%	16	(16.4)%	49.7%	25	12

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT. (5) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

In 1H13, Unitel’s revenues and EBITDA, in USD, increased by 9.5% y.o.y to USD 1,033 million and by 8.4% y.o.y to USD 585 million. In 1H13, Unitel posted solid operational and financial trends on the back of successful campaigns aimed at increasing penetration of mobile broadband and promoting voice usage. Unitel also continued to launch several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 1H13, MTC’s revenues and EBITDA increased by 10.5% y.o.y and by 14.7% y.o.y, reaching NAD 999 million and NAD 490 million, respectively. EBITDA margin stood at 49.0%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent, reflecting a solid performance. In 1H13, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G-LTE technology and Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues; (3) selling Smartshare, a convergent internet/mobile service, launched this quarter, that combines Netman Home (internet router) with up to 3 smartphones, and (4) marketing Super Aweh, a new flat fee pricing plan for high end users.

In 1H13, CVT’s revenues decreased by 15.3% y.o.y to CVE 3,802 million, while EBITDA decreased by 13.6% y.o.y to CVE 1,850 million. EBITDA margin stood at 48.7%. The performance of CVT’s revenues and EBITDA was impacted by international accounting rule IFRIC12. Excluding this effect, revenues would have decreased by 4.5% y.o.y, while EBITDA would have decreased by 11.3% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of fixed wholesale revenues (-12.1% y.o.y), fixed retail revenues (-9.0% y.o.y) and by a positive one-off effect in 1Q12 in other revenues. In 1H13, CVT posted a solid mobile performance, underpinned by the success of the broadband commercial strategy. During 1H13, CVT launched several commercial offers, including: (1) door to door and outbound campaigns which underpinned fixed gross adds and migration from the basic fixed voice price plan to Di Casa, a new pricing plan; (2) Powa Swag Total, new youngsters pricing plan (with monthly and weekly subscription options and voice promotions on days of lower usage), and (3) voice promotions on days of lower usage.

In 1H13, CST’s revenues were flat y.o.y at STD 141,089 million, while EBITDA decreased by 5.8% y.o.y to STD 34,159 million, equivalent to an EBITDA margin of 24.2%. In 1H13, CST launched: (1) new mobile broadband and fixed services that increased broadband download speed by up to 8x using the new submarine cable capabilities, and (2) several campaigns to stimulate voice usage. In 1H13, CST also developed its mobile and fixed network and strengthened its distribution channels. Penetration of mobile services in São Tomé e Principe now stands at circa 74% (+3.5pp y.o.y).

In 1H13, Timor Telecom’s revenues and EBITDA stood at USD 32 million (-4.0% y.o.y) and USD 16 million (-16.4% y.o.y), respectively, reflecting the repositioning of the commercial offers in a more competitive environment following the entrance of two new competitors in the market. EBITDA margin was 49.7%. As at 30 June 2013, Timor Telecom reached 614 thousand mobile customers. Data revenues accounted for 19.6% of mobile service revenues. In 1H13, Timor Telecom launched several initiatives including: (1) segmented mobile broadband and data offers; (2) new pricing plans with more competitive tariffs for different segments (such as Diak for youth segment and closed user group plans for business segment); (3) several voice and data stimulation campaigns, and (4) improvement of its distribution network, both with the launch of new commercial contact points/upgrade of existing ones and the strenghtning of its indirect distribution channels.

03

Employees

Number of employees

	1H13	1H12	y.o.y	y.o.y %
Portugal	11,533	11,176	357	3.2%
Telecommunications	7,841	7,544	297	3.9%
Other businesses	3,692	3,632	60	1.7%
Brazil	61,354	59,325	2,029	3.4%
Telecommunications - Oi	10,895	8,592	2,303	26.8%
Other businesses	50,459	50,733	(274)	(0.5)%
Other geographies	1,616	1,525	91	6.0%
Group employees	74,502	72,025	2,477	3.4%

As at 30 June 2013, PT’s employees were 74,502, of which 15.5% were in the Portuguese businesses. The total number of employees increased by 3.4% reflecting primarily the increase of 2,303 employees in the telecommunications Brazilian business.

Portuguese businesses

In the Portuguese businesses, the total number of employees increased by 3.2% y.o.y to 11,533, as a result of the retention of young talents (Trainees) and Operational and Commercial Teams.

With the objective to rejuvenate its workforce, PT has a structured recruitment process for young talents — Trainees, the best students from the best Portuguese universities — and Operational and Commercial Teams.

In the 2H12 and 1H13, 350 Trainees and Operational and Commercial Teams were integrated into PT. These are a two year programmes that involve about 50 departments of the company. The Trainees’ programme has a very close monitoring from the management team.

Telecommunications business in Brazil - Oi

As at 30 June 2013, the total number of Oi´s employees were 10,895 increasing by 26.8% y.o.y. This significant increase resulted from continuous insourcing of operational activities. The objective of this insourcing is to deliver higher quality of services to customers in accordance with Oi’s mission, vision and values through a structured and internal team that is dedicated to achieving the highest standards in keeping with the Company’s guidelines.

In order to foster career development within the Company, Oi has adopted a performance analysis process to evaluate its professionals, with emphasis on their personal growth. To build its leadership ranks, the Company offers an executive career development programme, which in the 1H13 included an Annual Meeting that covered: evaluations of 120 executives across a range of competencies, identification of succession readiness and planning, and creation of IDPs (Individual Development Plans) for future positions.

04

Main events

Events of the first half 2013

Shareholder remuneration

19. April.13 | PT’s shareholders approved at the Annual General Meeting held on 19 April 2013 the application of the 2012 net income of Euro 230,495,402.78 and of reserves in the amount of Euro 60,871,159.72 contained in results carried forward, as follows:

•                  Payment to the Shareholders of the overall amount of Euro 291,366,562.50, corresponding to Euro 0.325 per share in respect of the total number of issued shares.The above mentioned amount of Euro 0.325 per share was paid to the Shareholders on 17 May 2013 (ex-dividend date: 14 May 2013; record date: 16 May 2013).

Corporate bodies

4. June.13 | Zeinal Bava was appointed Chief Executive Officer at Oi and Henrique Granadeiro accumulated the offices of Chairman of the Board and Chief Executive Officer of PT.

Debt

11. February.13 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BB+ to BB, with negative outlook, and maintaining the short-term rating at B.

30. April.13 | PT announced that it has successfully completed the issuance of a Euro 1,000 million Eurobond with a maturity of 7 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue was 4.625%.

Meo

11. January.13 | PT presented the new MEO, which includes a rebranding and the launch of the first quadruple play offer, a truly fixed-mobile convergent service, including TV, internet, fixed telephone, and mobile telephone: M4O.

CTM

13. January.13 | PT announced that it has entered into a definitive agreement for the sale of its minority equity stake held in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), representing 28% of CTM’s share capital, to Citic Telecom International Holdings Limited (CITIC Telecom). This agreement provides that PT will receive total proceeds of USD 411.6 million, subject to certain adjustments.

21. June.13 | PT announced the conclusion of the sale of its minority stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM) representing 28% of CTM’s share capital, to CITIC Telecom. At completion, PT received total proceeds of USD 443.0 million including the consideration of USD 411.6 million as announced on 13 January 2013, plus an additional USD 31.4 million representing the proportionate share of the net cash in CTM attributable to PT and certain working capital adjustments.

Oi Group

27. January.13 | PT informed that as part of their strategic relationship and co-operation agreement announced in July 2010, PT, Oi S.A. and Oi S.A.’s controlling shareholders regularly review proposals which may enhance operational performance and governance to extract additional synergies especially in the areas of engineering, network, technology, innovation and services. Contrary to recent press speculation, there are no plans which contemplate PT buying control or making an offer for Oi S.A.

European Commission

23. January.13 | It came to PT knowledge that the European Commission adopted a decision condemning the company, together with Telefónica, S.A. (Telefónica) for infringement of article 101 of the TFEU, with reference to an alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of PT’s stake in Brazilian operator Vivo. PT was fined Euro 12,290,000.

The abovementioned decision ends an investigation that began in January 2011 in which the European Commission had the opportunity to analyse the relationship between both companies since 1996, not having apparently found other reasons worthy of criticism.

PT has not yet been formally notified of the decision of the European Commission. Nevertheless, PT believes that the publicly announced fine is unjustified and inappropriate to any possible unworthiness of its conduct. PT will consider bringing an action for annulment before the Court of Justice of the European Union once it has the opportunity to examine the full content of the decision and its grounds.

Subsequent events

Shareholder remuneration

14. August.13 | PT announced that its Board of Directors approved, on 13 August 2013, the modification of its shareholder remuneration policy for fiscal years 2013 and 2014, which will be exclusively comprised of a cash dividend of Euro 0.10 per share to be paid annually.

05

Main risks and uncertainties

PT has defined, as a priority commitment, the implementation of a process to evaluate and manage the risks that might affect its operations and the execution of the business plan and the achievement of the strategic goals defined by the Board of Directors. Such mechanisms are based on an enterprise wide risk management model, which seeks to ensure, inter alia, the implementation of Corporate Governance practices and transparency in the disclosure of information to the market and shareholders.

As a structured approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in conjunction with the management teams from the various businesses, at national and international level, in such a way as to identify, evaluate and manage uncertainties and threats that might affect the pursuance of the plan and of strategic goals. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As a result of the process that manages risks that might adversely affect PT’s business, the following risks should be highlighted:

Relevant Risks

Strategic Risks	Regulation

PT is subject to the risk of regulatory changes or actions from national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulatory risk and must be up to date on new regulations applicable to the sector with an impact on PT. The risk management strategy and response is coordinated between the Regulation Department and the different operational areas.

Within the monitoring of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Network Security and resilience; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; (ix) Digital Dividend; (x) Cloud computing; and xi) Cinema Law.

Strategic Risks	Competition

There is a possibility of a decline in PT’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; (v) operator mergers and consolidations; and (v) re-configuration of the value chain from the customer’s viewpoint.

On the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments aiming at:

Domestic Operations

1) Residential: PT has been leveraging on the increased capacity of its new generation access networks to provide a differentiated and sophisticated TV experience anchored on premium content and a multi-screen strategy with seamless access to content on PCs, TVs and smartphones. MEO, PT’s triple-play service, offers a differentiated customer experience through (1) a non-linear experience with video-on-demand, pause and restart-TV, (2) a complete ecosystem for TV apps (Facebook, games, music, Kids and Sapo); (3) interactive features providing additional depth over key channels and contents and (4) user generated content with MEO Kanal, a channel creating service that generated the first network effect on TV. The differentiation of MEO is not limited to fibre customers, as PT has also invested in a premium satellite service, with the current DTH service offering HD channels, digital recording, video-on-demand and interactive apps.

As of 11 January 2013, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice.

The new MEO builds its new positioning based on three concepts: (1) simplicity, as a single mobile network to talk freely and without barriers to all mobile and fixed networks in Portugal; (2) convenience, as a single brand for voice, internet, and TV inside and outside the home, on the move, with a single commercial contact point and a single customer care centre, and (3) economy, as the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to its customers, allowing immediate savings.

The M4O offer was extended to satellite customers in July 2013, making the service available nationwide.

2) Personal: PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 92% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer.

Strategic Risks	Competition

TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-thego (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network. PT’s WiFi offer includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to WiFi whenever the device is within WiFi coverage. As such, WiFi clearly complements 3G and 4GLTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

3) Corporate and Small/medium Business: Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the corporate and SME segments aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty. PT will also leverage on its new leading-edge Data Center to develop a differentiated cloud computing offering for companies, in close cooperation with its leading industry partners.

PT has a three-tier approach to the B2B market focused on value added services: (1) Residential+, which makes available to the small offices/home offices (SOHO) fixed and mobile voice and fixed and mobile broadband and convergent services through the M4O offer; (2) Connected+, which provides multi-employee convergent connectivity to small and medium businesses, including mobility solutions for itinerant employees, and simple software solutions, and (3) Integrated+, which provides unified communications, outsourcing of ICT services, application integration, M2M and specific IT/IS solutions, business process outsourcing and IT consultancy, including end-to-end approach to customers by supporting their IT transformation through business consulting approach, in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. Cloud services, where PT positions itself as a hybrid player serving the full stack of IT needs, are available to all tiers by leveraging on strategic partnerships to accelerate access to leading-edge technologies, which are hosted in PT’s Data Center in Covilhã. PT’s market positioning allows it to offer comprehensive cloud solutions: (1) hybrid player providing three deployment models (Public, Private and Hybrid); (2) complete offering for the full range of service models (IaaS, SaaS and PaaS), and (3) high flexibility to work on and off premises (public and virtual public cloud).

Strategic Risks	Competition

International Operations

At the international level PT will remain focused on the operational performance of its assets and on the sharing of best practices across the various businesses. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Given PT’s scale, growth prospects and starting position, the Brazilian market remains a key priority. Africa will continue to be a source of growth, where PT will continue to explore value-creating investment opportunities through partnerships. In Brazil, through its investment in and partnership with Oi, PT will focus its efforts on leveraging its successful experience in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, pay-TV and triple-play services to contribute significantly to improve further Oi’s operational and financial performance, considering its strong presence in the Brazilian market and the potential for future growth.

It should also be stressed that these actions are complemented by a constant benchmarking of PT vis-à-vis its competitors’ businesses, in order to ensure leadership and excellence of the offer to its customers.

Technological Innovation

With a background of quick technological changes of the business sector in which PT operates, the company is subjected to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Innovation continued to be a top priority for PT, given its key role in ensuring sustained growth, particularly in a difficult economic context which forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes.

Therefore, a clear focus on innovation has been at the heart of PT’s investments and projects in recent years, aiming to anticipate future consumer and technology trends, thus enhancing the company’s ability to deliver disruptive solutions to the marketplace. PT developed a structured approach to promote the culture of innovation across the whole company and aiming to establish a balanced portfolio of projects. We are constantly reviewing allocation of capital, people and mindshare of the organisation across 3 time horisons and risk levels: (1) incremental innovation (business as usual, low-risk and short term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments), and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). To develop a winning go-to-market strategy and reduce investment risks we work with a broad network of partners in leading edge companies, abroad and in Portugal.

Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exchange Rates

Foreign currency exchange rate risks mainly relate to PT’s investments in Brazil, Unitel and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

Exchange rate fluctuations of those currencies against the Euro affect the translation of the results attributable to PT, and therefore impact PT’s results and asset position. Additionally PT is also exposed to exchange rate risks as regards debt in a currency other than Euro.

The Company does not have a hedging policy regarding the value of these Investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Interest Rates

Interest rate risk basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. PT is exposed to this risk primarily in the Euro zone and in Brazil. The Group’s consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US Dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest rate swaps, swapping floating rate into fixed rate debt.

Interest rate risks also result from the exposure to changes in the fair value of PT’s long term fixed-rate debt due to changes in market interest rates.

Financial Risks

PT executes agreements regarding a set of derivative financial instruments so as to minimise the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the evolution of the financial markets and of the positions held by the Company. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Regarding Oi’s financial instruments, which represent the major part of the Group’s total financial instruments, the Executive Committee of Oi annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure a proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

Credit

Credit risks mainly relate to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. PT is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to business basis, and PT’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is Located.

Risks related to treasury activities result mainly from the cash deposits on investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

Liquidity

These risks may occur if funding sources, such as available funds, operational cash flows and funds obtained through disinvestment, credit lines and cash flows fail to meet existing needs, such as disbursements for operational activities and funding for investment, shareholder remuneration and debt reimbursement.

In order to mitigate these risks, PT seeks to keep a liquidity position and an average debt maturity permitting it to repay its short-term debt and settle its contractual obligation at the same time. Additionally, PT’s capital structure is managed in such way as to ensure that its capacity to pursue its various businesses and maximise shareholder return. PT reviews its capital structure from time to time, taking into consideration the risks associated to each capital class.

Operational Risks	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for PT to ensure continued critical operations within high quality parameters, aimed not only at customer satisfaction, but also in compliance with regulatory requirements. In this way, PT has strongly emphasised the management process of this risk, not only at infrastructure availability and resilience level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases PT’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

•                  Securing the telecommunications core network;

•                  Preparation of risk maps for the various technological platforms, identifying dependencies and single failure points;

•                  Definition and implementation of disaster recovery plans;

•                  Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•                  Investment in new generation networks and preventive maintenance actions;

•                  Investment in information systems to support the activity of technical teams;

•                  Investment in a new state of the art Data Center in order to ensure the resilience and capacity of the infrastructure.

Increased resilience of the core services of PT, through the work of the Business Continuity should also be highlighted, in particular the companies hability to respond to incidents and disaster in the following areas:

•                  Prevention: Planning and preparation in order to reduce the impact of incidents in the critical processes that support the business;

•                  Emergency Response and Recovery: Business continuity and disaster recovery plans that reduce the time of recovery of critical processes in case of catastrophic events.

Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for PT, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

This way, PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier’s sustainability programme; (vi) Awareness and training campaigns. Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention

PT’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where PT operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•                  In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of PT;

•                  In the identification of key-elements of PT, and then implement retention strategies as appropriate for the segments defined for its management.

06

Qualified holdings

Qualified holdings

Pursuant to article 9, paragraph 1(c) of Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”) Regulation no. 5/2008, PT provides the following information regarding qualified holdings held by shareholders in PT’s share capital as communicated to PT by reference to 30 June 2013 or earlier as mentioned below:

•                 On 30 June 2013, PT informed that Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 90,767,087 PT shares, representing 10.12% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	4,218
Companies in a control or group relationship with BES	90,741,521
Members of BES’ corporate bodies	21,348
Total	90,767,087

•                 On 2 June 2011, PT informed that RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Nivalis Holdings BV (“Nivalis”)	90,099,969
Nuno Rocha dos Santos Almeida Vasconcellos	11,190
Total	90,111,159

PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is director of Insight, Ongoing and RS Holding.

On 10 July 2012, PT further disclosed that RS Hoding’s overall interest in PT, corresponding to 90,111,159 ordinary shares and representing 10.05% of PT’s share capital, remained unchanged.

•                 On 31 May 2012, PT informed that Telemar Norte Leste S.A. (“TMAR”) held a qualified holding corresponding to 89,651,205 shares representing 10.0% of PT’s share capital and corresponding voting rights. TMAR’s sole shareholder is OI S.A., which is directly controlled by Telemar Participações S.A.. Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A.

•                 On 30 June 2013, Caixa Geral de Depósitos Group (“Group CGD”) held a qualified holding corresponding to 56,582,921 shares, representing 6.31% of the share capital and voting rights in PT. Group CGD’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Caixa Geral de Depósitos, S.A.	55,277,558
Fidelidade — Companhia de Seguros, S.A.	515,161
Fundo de Pensões da CGD	790,202
Total	56,582,921

•                 On 6 February 2012, PT informed that Norges Bank held a qualified holding corresponding to 44,442,888 PT shares, representing 4.96% of the share capital and voting rights in PT.

•                 On 12 January 2012, PT informed that UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 42,024,498 shares, representing 4.69% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
UBS AG	15,561,557
UBS AG on behalf of several of its clients	13,394,579
CCR Asset Management	1,469,950
UBS Financial Services Inc.	227,671
UBS Fund Management (Switzerland) AG	894,263
UBS Fund Services (Luxembourg) SA	5,649,244
UBS Global Asset Management (Americas) Inc	15,597
UBS Global Asset Management (Deutschland) GmbH	582,505
UBS Global Asset Management (Japan) Ltd	135,084
UBS Global Asset Management (UK) Ltd	3,920,365
UBS Global Asset Management Life Ltd	173,683
Total	42,024,498

•                 On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 77.85% owned by Mr. Fernando Campos Nunes) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group)	12,119,672
Total	23,642,885

•                 On 15 February 2013, PT informed that Capital Group International, Inc (“CGII”) held a qualified holding corresponding to 21,130,230 shares representing 2.36% of the share capital and voting rights in PT. Such holding was attributed to Capital as follows:

Entities	No. of shares
Capital Guardian Trust Company	5,641,642
Capital International Limited	3,021,240
Capital International Sarl	1,819,823
Capital International, Inc.	3,397,525
Capital International Investors	7,250,000
Total	21,130,230

PT further informed that Capital International Investors, a division of Capital Research and Management Company (“CRMC”), shares investment research and proxy voting decision making with CGII management companies, and CGII, its investment management subsidiaries and the Capital International Investors division of CRMC provide investment management services under the trade name “Capital International Investors”. CGII informed that The Capital Group Companies, Inc. (“CGC”) is the parent company of CGII, but CGC does not vote nor own PT shares.

On 12 July 2013, PT further disclosed that Capital Research and Management Company held less than 2% of the voting rights corresponding to the share capital of PT.

•                 On 10 December 2009, BlackRock Inc. indirectly held a qualified holding in PT corresponding to 21,025,118 shares representing 2.35% of PT’s share capital and voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                 On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                 On 17 October 2012, PT informed that Wellington Management Company LLP held a qualified holding in PT corresponding to 18,409,822 shares representing 2.05% of PT’s share capital and voting rights.

•                 On 12 June 2013, PT informed that Pictet Asset Management SA held a qualified holding in PT corresponding to 18,246,357 shares representing 2.04% of PT’s share capital and voting rights.

•                 On 26 October 2012, PT informed that Ontario Teachers’ Pension Plan Board held a qualified holding in PT corresponding to 18,000,000 shares representing 2.01% of PT’s share capital and voting rights.

•                 On 21 May 2013, PT informed that Bestinver Gestión, S.A., SGIIC held a qualified holding in PT corresponding to 17,981,057 shares representing 2.01% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
Bestinver Empleo, F.P.	31,026
Bestinver Bolsa, F.I.M.	5,038,930
Bestinver Ahorro Fondo de Pensiones	749,332
Bestinver Empleo III Fondo de Pensiones	10,122
Bestinver Hedge Value Fund, FIL	1,699,008
Bestinver Prevision F.P.	40,491
Bestinver Grandes Compañías, F.I.	215,141
Bestinver Global F.P.	1,385,218
Bestinver Mixto, F.I.M.	602,161
Bestvalue F.I.	1,183,637
Linker Inversiones SICAV	21,335
Divalsa de Inversiones SICAV	28,043
Bestinver SICAV-Bestinfund	506,751
Bestinver Empleo II, F.P.	6,957
Bestinver Futuro EPSV	20,478
Bestinver SICAV - Iberian	916,781
Bestinver Renta F.I.M.	139,620
Bestinver Consolidación EPSV	3,555
Bestinfond F.I.M.	4,579,542
Soixa SICAV S.A.	802,929
Total	17,981,057

•                 Until 30 May 2013, Barclays Plc also held a qualified holding in PT shares. However, on 7 June 2013, PT informed that Barclays Plc no longer held a qualified holding in PT, although it maintained a long position corresponding to 20,263,107 ordinary shares representing 2.26% of PT’s share capital and voting rights.

•                 Meanwhile, on 22 August 2013, PT disclosed that Credit Suisse Group AG held a long position corresponding to 19,809,423 ordinary shares representing 2.21% of PT’s share capital and corresponding voting rights. No qualified holding is attributed to Credit Suisse Group AG.

List of holdings held by the members of PT’s corporate bodies, pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008

Pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008, PT provides the following information regarding the securities issued by PT, or by companies in a control or group relationship with PT, that are held by the members of PT’s Board of Directors and by the Statutory Auditor as of 30 June 2013:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares.

Amílcar Carlos Ferreira de Morais Pires owns 3,242 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which holds on 30 June 2013 a qualified holding of 90,767,087 PT ordinary shares, corresponding to 10.12% of PT’s share capital and voting rights.

Carlos Alves Duarte owns 40 PT shares.

Fernando Magalhães Portella does not own any securities issued by PT or other companies in a control or group relationship with PT. Fernando Magalhães Portella is a Board member of Oi, which holds a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights.

Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT.

Gerald Stephen McGowan owned 40,000 PT shares as of 30 June 2013. Since 8 July 2013, Gerald Stephen McGowan owns 60,000 PT shares.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

João Nuno de Oliveira Jorge Palma owns 1,436 PT shares. João Nuno de Oliveira Jorge Palma is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 56,582,921 PT ordinary shares, corresponding to 6.31% of PT’s share capital and voting rights.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which holds on 30 June 2013 a qualified holding of 90,767,087 PT ordinary shares, corresponding to 10.12% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT.

José Pedro Cabral dos Santos does not own any securities issued by PT or other companies in a control or group relationship with PT. José Pedro Cabral dos Santos is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 56,582,921 PT ordinary shares, corresponding to 6.31% of PT’s share capital and voting rights.

Luís Pacheco de Melo owns 45 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT.

Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which holds a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights.

Pedro Humberto Monteiro Durão Leitão owns 758 PT shares.

Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

Transactions in PT shares and related financial instruments carried out by PT’s management and people closely associated with the same

Pursuant to the terms of article 248-B of the CVM and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the transactions in PT shares and financial instruments related thereto carried out during the first half of 2013 by PT’s management and people closely associated with the same:

•                 On 28 January 2013 PT informed that it was notified by Banco Espírito Santo, S.A. (“BES”) that the latter and Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES, made the following transaction on financial instruments related to PT shares (the value of such instruments is determined in accordance with the market value of the underlying asset):

Type of Deal	Type	Trade Date	Maturity Date	Quantity	Cpty. Name
Equity OTC Options	Buy	18-01-2013	21-02-2013	1,000,000	Avistar
Equity OTC Options	Sell	18-01-2013	21-02-2013	1,000,000	BES

In addition, PT was informed that Avistar is a person closely related to PT’s non-executive director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar.

•                 On 5 June 2013 PT informed that it was notified of the following transactions on American Depositary Receipts (“ADRs”) representing PT shares, carried out on 4 June 2013 by Mr. Gerald Stephen McGowan:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	316	4.35
		1,684	4.36
		8,000	4.37

Mr. Gerald Stephen McGowan is a member of PT’s Board of Directors, and therefore he is a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

•                 Mr. José Pedro Cabral dos Santos and João Nuno de Oliveira Jorge Palma informed PT that Caixa Geral Depósitos, carried out the following transactions on PT shares during the first half of 2013:

CGD Londres	Date	No of securities	Price
Acquisitions	2013-01-03 16:35:00.0	200	3.8500
Acquisitions	2013-01-03 16:35:00.0	2,325	3.8500
Acquisitions	2013-01-03 16:35:00.0	1,300	3.8500
Acquisitions	2013-01-03 16:35:00.0	595	3.8500
Acquisitions	2013-01-03 16:35:00.0	44	3.8500
Acquisitions	2013-01-03 16:35:00.0	667	3.8500

Acquisitions	2013-01-03 16:35:00.0	2,485	3.8500
Acquisitions	2013-01-09 16:25:59.0	3,808	4.1390
Acquisitions	2013-01-09 16:35:00.0	3,661	4.1510
Acquisitions	2013-01-09 16:35:00.0	147	4.1510
Sale	2013-01-11 15:44:51.0	1,007	4.1860
Sale	2013-01-11 15:44:51.0	183	4.1860
Acquisitions	2013-01-11 16:26:43.0	3,779	4.1930
Acquisitions	2013-01-11 16:26:43.0	856	4.1930
Acquisitions	2013-01-11 16:26:43.0	575	4.1930
Acquisitions	2013-01-11 16:26:43.0	740	4.1930
Sale	2013-01-14 14:14:42.0	1,953	4.2650
Sale	2013-01-14 14:14:42.0	189	4.2650
Acquisitions	2013-01-14 16:35:00.0	3,059	4.2200
Acquisitions	2013-01-14 16:35:00.0	4,853	4.2200
Sale	2013-01-16 11:37:29.0	660	4.1210
Sale	2013-01-16 11:37:29.0	642	4.1210
Sale	2013-01-16 11:37:29.0	1,078	4.1210
Sale	2013-01-16 11:40:21.0	642	4.1170
Sale	2013-01-16 11:40:21.0	1,738	4.1170
Sale	2013-01-16 14:13:17.0	952	4.1860
Sale	2013-01-17 15:23:38.0	450	4.3600
Sale	2013-01-17 15:23:38.0	1,138	4.3600
Sale	2013-01-17 15:23:38.0	110	4.3600
Sale	2013-01-17 15:23:38.0	2,000	4.3600
Sale	2013-01-17 15:23:38.0	1,300	4.3600
Sale	2013-01-17 15:28:08.0	1,772	4.3660
Sale	2013-01-17 15:28:08.0	2,000	4.3660
Sale	2013-01-17 15:28:08.0	512	4.3660
Acquisitions	2013-01-17 16:22:47.0	2,380	4.3620
Sale	2013-01-25 15:41:37.0	4,222	4.1490
Sale	2013-01-25 15:41:37.0	450	4.1490
Sale	2013-01-25 15:41:37.0	88	4.1490
Sale	2013-01-31 16:23:51.0	2,142	4.2890
Sale	2013-01-31 16:25:08.0	1,227	4.2950
Sale	2013-01-31 16:25:08.0	915	4.2950
Sale	2013-02-04 16:35:00.0	3,570	4.0850
Sale	2013-02-06 12:47:48.0	1,990	4.1360
Sale	2013-02-06 12:47:48.0	350	4.1360
Sale	2013-02-06 12:47:48.0	1,209	4.1360
Sale	2013-02-06 12:47:48.0	1,211	4.1360
Sale	2013-02-08 10:03:57.0	2,000	4.1330
Sale	2013-02-08 10:03:57.0	546	4.1330
Sale	2013-02-08 10:03:57.0	350	4.1330
Sale	2013-02-08 10:03:57.0	241	4.1330

Sale	2013-02-08 10:03:57.0	481	4.1330
Sale	2013-02-08 10:03:57.0	350	4.1330
Sale	2013-02-08 10:03:57.0	605	4.1330
Sale	2013-02-08 10:03:57.0	187	4.1330
Sale	2013-02-21 16:35:00.0	6,188	3.9500
Sale	2013-02-25 15:45:59.0	770	3.9770
Sale	2013-02-25 15:45:59.0	3,990	3.9770
Sale	2013-02-26 11:03:47.0	1,546	3.9300
Sale	2013-02-26 11:05:54.0	472	3.9300
Sale	2013-02-26 11:07:35.0	5,122	3.9300
Acquisitions	2013-03-12 16:35:00.0	4,003	4.0250
Acquisitions	2013-03-12 16:35:00.0	757	4.0250
Acquisitions	2013-03-18 08:06:08.0	8,431	4.0600
Acquisitions	2013-03-18 08:06:31.0	1,116	4.0600
Acquisitions	2013-03-18 08:06:31.0	1,000	4.0600
Acquisitions	2013-03-18 08:06:31.0	2,000	4.0600
Acquisitions	2013-03-18 08:06:54.0	681	4.0600
Acquisitions	2013-03-18 09:20:29.0	1,977	4.0680
Acquisitions	2013-03-18 09:20:29.0	867	4.0680
Acquisitions	2013-03-18 09:20:29.0	1,229	4.0680
Acquisitions	2013-03-18 09:20:29.0	2,000	4.0680
Acquisitions	2013-03-18 09:20:29.0	315	4.0680
Acquisitions	2013-03-18 09:20:29.0	400	4.0680
Acquisitions	2013-03-18 09:20:29.0	1,284	4.0680
Acquisitions	2013-03-18 09:20:29.0	1,300	4.0680
Acquisitions	2013-03-18 09:20:29.0	691	4.0680
Acquisitions	2013-03-18 09:20:29.0	400	4.0680
Acquisitions	2013-03-18 09:20:29.0	765	4.0680
Acquisitions	2013-03-18 09:20:29.0	2,000	4.0680
Acquisitions	2013-03-18 14:13:37.0	730	4.0870
Acquisitions	2013-03-18 14:17:21.0	158	4.0870
Acquisitions	2013-03-18 14:17:33.0	40	4.0870
Acquisitions	2013-03-18 14:20:27.0	948	4.0870
Acquisitions	2013-03-18 14:21:24.0	2,350	4.0870
Acquisitions	2013-03-18 14:21:24.0	3,400	4.0870
Acquisitions	2013-03-18 14:21:24.0	1,877	4.0870
Acquisitions	2013-03-18 14:40:54.0	666	4.0770
Acquisitions	2013-03-18 14:41:13.0	20	4.0770
Acquisitions	2013-03-18 14:41:13.0	4,489	4.0770
Acquisitions	2013-03-18 15:31:00.0	25	4.0770
Acquisitions	2013-03-18 15:33:15.0	2,391	4.0770
Acquisitions	2013-03-18 15:33:15.0	5,000	4.0770
Acquisitions	2013-03-18 15:33:15.0	2,087	4.0770
Acquisitions	2013-03-18 15:33:41.0	26	4.0740

Acquisitions	2013-03-18 15:33:49.0	252	4.0740
Acquisitions	2013-03-18 15:33:55.0	105	4.0740
Acquisitions	2013-03-18 15:34:01.0	114	4.0740
Acquisitions	2013-03-18 15:34:06.0	21	4.0740
Acquisitions	2013-03-18 15:44:27.0	5,796	4.0740
Acquisitions	2013-03-18 16:06:37.0	1,500	4.0900
Acquisitions	2013-03-18 16:06:37.0	1,500	4.0900
Acquisitions	2013-03-18 16:06:37.0	5,003	4.0900
Acquisitions	2013-03-18 16:06:37.0	1,500	4.0900
Acquisitions	2013-03-18 16:22:00.0	2,000	4.0840
Acquisitions	2013-03-18 16:22:00.0	1,257	4.0840
Acquisitions	2013-03-18 16:22:00.0	1,103	4.0840
Acquisitions	2013-03-18 16:22:00.0	856	4.0840
Acquisitions	2013-03-18 16:22:00.0	1,398	4.0840
Acquisitions	2013-03-18 16:22:14.0	400	4.0850
Acquisitions	2013-03-18 16:22:14.0	2,000	4.0850
Acquisitions	2013-03-18 16:22:14.0	856	4.0850
Acquisitions	2013-03-18 16:22:14.0	1,216	4.0850
Acquisitions	2013-03-18 16:22:14.0	2,000	4.0850
Acquisitions	2013-03-18 16:23:17.0	6,756	4.0850
Acquisitions	2013-03-18 16:24:07.0	2,500	4.0830
Acquisitions	2013-03-18 16:24:07.0	100	4.0830
Acquisitions	2013-03-18 16:24:28.0	2,400	4.0830
Acquisitions	2013-03-18 16:24:28.0	469	4.0830
Acquisitions	2013-03-18 16:24:28.0	3,189	4.0830
Acquisitions	2013-03-18 16:24:50.0	1,534	4.0830
Acquisitions	2013-03-18 16:24:50.0	401	4.0830
Acquisitions	2013-03-18 16:24:50.0	2,099	4.0830
Acquisitions	2013-03-18 16:26:36.0	500	4.0830
Acquisitions	2013-03-18 16:26:38.0	500	4.0830
Acquisitions	2013-03-18 16:26:40.0	500	4.0830
Acquisitions	2013-03-18 16:26:42.0	500	4.0830
Acquisitions	2013-03-18 16:26:48.0	500	4.0830
Acquisitions	2013-03-18 16:26:50.0	500	4.0830
Acquisitions	2013-03-18 16:26:52.0	500	4.0830
Acquisitions	2013-03-18 16:26:56.0	500	4.0830
Acquisitions	2013-03-18 16:27:03.0	500	4.0830
Acquisitions	2013-03-18 16:29:24.0	8,228	4.0830
Acquisitions	2013-03-18 16:29:24.0	500	4.0830
Acquisitions	2013-03-19 14:58:42.0	151	4.0750
Acquisitions	2013-03-19 14:58:48.0	3,324	4.0750
Acquisitions	2013-03-19 16:35:00.0	9,503	4.0410
Acquisitions	2013-03-20 08:05:32.0	1,800	4.0760
Acquisitions	2013-03-20 08:05:32.0	107	4.0750

Acquisitions	2013-03-20 08:05:32.0	400	4.0750
Acquisitions	2013-03-20 08:05:32.0	1,500	4.0760
Acquisitions	2013-03-20 08:05:32.0	400	4.0760
Acquisitions	2013-03-20 08:05:32.0	1,500	4.0760
Acquisitions	2013-03-20 08:05:32.0	400	4.0760
Acquisitions	2013-03-20 08:05:32.0	1,500	4.0750
Acquisitions	2013-03-20 08:05:32.0	1,896	4.0760
Acquisitions	2013-03-20 08:10:07.0	2,991	4.0720
Acquisitions	2013-03-20 08:13:27.0	468	4.0720
Acquisitions	2013-03-20 08:13:27.0	6,044	4.0720
Acquisitions	2013-03-20 10:20:28.0	3,802	4.0410
Acquisitions	2013-03-20 12:10:27.0	1	4.0800
Acquisitions	2013-03-20 12:10:27.0	2,000	4.0800
Acquisitions	2013-03-20 12:10:27.0	42	4.0800
Acquisitions	2013-03-20 12:10:28.0	917	4.0800
Acquisitions	2013-03-20 12:10:28.0	868	4.0800
Acquisitions	2013-03-20 12:10:32.0	5,675	4.0800
Acquisitions	2013-03-20 12:15:29.0	5,003	4.0700
Acquisitions	2013-03-20 12:15:29.0	1,500	4.0700
Acquisitions	2013-03-20 12:15:29.0	1,500	4.0700
Acquisitions	2013-03-20 12:15:29.0	1,500	4.0700
Acquisitions	2013-03-20 12:34:13.0	8,727	4.0600
Acquisitions	2013-03-20 12:34:13.0	776	4.0600
Acquisitions	2013-03-20 12:40:10.0	479	4.0690
Acquisitions	2013-03-20 12:40:10.0	848	4.0690
Acquisitions	2013-03-20 12:40:10.0	1,800	4.0690
Acquisitions	2013-03-20 12:40:10.0	855	4.0690
Acquisitions	2013-03-20 12:40:10.0	2,293	4.0690
Acquisitions	2013-03-20 12:40:10.0	2,000	4.0690
Acquisitions	2013-03-20 12:40:10.0	1,228	4.0690
Acquisitions	2013-03-20 13:00:26.0	2,000	4.0650
Acquisitions	2013-03-20 13:00:26.0	791	4.0650
Acquisitions	2013-03-20 13:00:26.0	1,300	4.0650
Acquisitions	2013-03-20 13:00:26.0	454	4.0650
Acquisitions	2013-03-20 13:00:26.0	400	4.0650
Acquisitions	2013-03-20 13:00:26.0	78	4.0650
Acquisitions	2013-03-20 13:00:26.0	620	4.0650
Acquisitions	2013-03-20 13:00:26.0	757	4.0650
Acquisitions	2013-03-20 13:00:26.0	1,230	4.0650
Acquisitions	2013-03-20 13:00:26.0	1,873	4.0650
Acquisitions	2013-03-20 13:23:51.0	2,000	4.0660
Acquisitions	2013-03-20 13:23:51.0	400	4.0660
Acquisitions	2013-03-20 13:23:51.0	400	4.0670
Acquisitions	2013-03-20 13:23:51.0	945	4.0660

Acquisitions	2013-03-20 13:23:51.0	1,300	4.0660
Acquisitions	2013-03-20 13:23:51.0	1,229	4.0670
Acquisitions	2013-03-20 13:23:51.0	1,559	4.0670
Acquisitions	2013-03-20 13:23:51.0	867	4.0660
Acquisitions	2013-03-20 13:23:51.0	642	4.0670
Acquisitions	2013-03-20 13:23:51.0	161	4.0670
Acquisitions	2013-03-20 13:44:13.0	642	4.0560
Acquisitions	2013-03-20 13:44:13.0	2,000	4.0550
Acquisitions	2013-03-20 13:44:13.0	400	4.0560
Acquisitions	2013-03-20 13:44:13.0	1,816	4.0560
Acquisitions	2013-03-20 13:44:13.0	1,713	4.0550
Acquisitions	2013-03-20 13:44:13.0	2,000	4.0550
Acquisitions	2013-03-20 13:44:13.0	11	4.0560
Acquisitions	2013-03-20 13:44:13.0	521	4.0560
Acquisitions	2013-03-20 13:44:13.0	400	4.0550
Acquisitions	2013-03-20 14:12:55.0	555	4.0470
Acquisitions	2013-03-20 14:12:55.0	1,006	4.0470
Acquisitions	2013-03-20 14:12:55.0	1,278	4.0470
Acquisitions	2013-03-20 14:12:55.0	3,107	4.0470
Acquisitions	2013-03-20 14:12:55.0	1,236	4.0470
Acquisitions	2013-03-20 14:12:55.0	2,321	4.0470
Acquisitions	2013-03-20 14:15:27.0	1,500	4.0510
Acquisitions	2013-03-20 14:15:27.0	1,500	4.0510
Acquisitions	2013-03-20 14:15:27.0	6,503	4.0510
Acquisitions	2013-03-20 15:18:26.0	1,174	4.0400
Acquisitions	2013-03-20 15:24:40.0	3,577	4.0400
Acquisitions	2013-03-20 16:27:20.0	847	4.0520
Acquisitions	2013-03-20 16:27:20.0	847	4.0520
Acquisitions	2013-03-20 16:27:20.0	1,687	4.0520
Acquisitions	2013-03-20 16:27:20.0	847	4.0520
Acquisitions	2013-03-20 16:27:20.0	1,234	4.0520
Acquisitions	2013-03-20 16:27:20.0	847	4.0520
Acquisitions	2013-03-20 16:27:20.0	3,194	4.0520
Acquisitions	2013-03-21 10:20:26.0	3,621	4.0410
Acquisitions	2013-03-22 08:13:47.0	1,700	4.0570
Acquisitions	2013-03-22 08:13:52.0	397	4.0570
Acquisitions	2013-03-22 08:17:16.0	3,600	4.0600
Acquisitions	2013-03-22 08:17:16.0	5,903	4.0600
Acquisitions	2013-03-22 08:20:42.0	2,580	4.0570
Acquisitions	2013-03-22 08:20:42.0	4,826	4.0570
Acquisitions	2013-03-22 08:21:42.0	400	4.0550
Acquisitions	2013-03-22 08:21:42.0	1,232	4.0560
Acquisitions	2013-03-22 08:21:42.0	535	4.0560
Acquisitions	2013-03-22 08:21:42.0	2,154	4.0540

Acquisitions	2013-03-22 08:21:42.0	799	4.0540
Acquisitions	2013-03-22 08:21:42.0	1,823	4.0560
Acquisitions	2013-03-22 08:21:42.0	1,233	4.0550
Acquisitions	2013-03-22 08:21:42.0	400	4.0550
Acquisitions	2013-03-22 08:21:42.0	400	4.0540
Acquisitions	2013-03-22 09:20:37.0	186	4.0560
Acquisitions	2013-03-22 09:20:37.0	1,525	4.0560
Acquisitions	2013-03-22 09:20:37.0	300	4.0560
Acquisitions	2013-03-22 09:20:37.0	437	4.0560
Acquisitions	2013-03-22 09:20:37.0	1,237	4.0560
Acquisitions	2013-03-22 09:20:37.0	2,000	4.0560
Acquisitions	2013-03-22 09:20:37.0	1,286	4.0560
Acquisitions	2013-03-22 09:20:37.0	1,021	4.0560
Acquisitions	2013-03-22 09:20:37.0	400	4.0560
Acquisitions	2013-03-22 09:20:37.0	80	4.0560
Acquisitions	2013-03-22 09:20:37.0	1,300	4.0560
Acquisitions	2013-03-22 09:20:39.0	529	4.0560
Acquisitions	2013-03-22 09:20:57.0	100	4.0560
Acquisitions	2013-03-22 09:20:58.0	585	4.0560
Acquisitions	2013-03-22 10:23:53.0	1,500	4.0640
Acquisitions	2013-03-22 10:24:16.0	1,484	4.0640
Acquisitions	2013-03-22 10:24:16.0	16	4.0640
Acquisitions	2013-03-22 10:24:16.0	1,984	4.0640
Acquisitions	2013-03-22 10:24:16.0	1,500	4.0640
Acquisitions	2013-03-22 10:24:16.0	16	4.0640
Acquisitions	2013-03-22 10:24:16.0	1,484	4.0640
Acquisitions	2013-03-22 10:24:28.0	4	4.0640
Acquisitions	2013-03-22 10:29:35.0	116	4.0640
Acquisitions	2013-03-22 10:29:35.0	400	4.0640
Acquisitions	2013-03-22 10:29:35.0	1,496	4.0640
Acquisitions	2013-03-22 11:13:52.0	15	4.0800
Acquisitions	2013-03-22 11:13:52.0	400	4.0800
Acquisitions	2013-03-22 11:13:52.0	520	4.0800
Acquisitions	2013-03-22 11:13:52.0	15	4.0800
Acquisitions	2013-03-22 11:48:04.0	1,036	4.1070
Acquisitions	2013-03-22 11:48:04.0	2,195	4.1070
Acquisitions	2013-03-22 13:08:14.0	1,214	4.1200
Acquisitions	2013-03-22 13:08:14.0	7,500	4.1200
Acquisitions	2013-03-22 13:08:14.0	169	4.1200
Acquisitions	2013-03-22 13:08:14.0	469	4.1200
Acquisitions	2013-03-22 13:08:14.0	1,000	4.1200
Acquisitions	2013-03-22 13:08:14.0	16,500	4.1200
Acquisitions	2013-03-22 13:08:14.0	3,863	4.1200
Acquisitions	2013-03-22 13:08:14.0	2,000	4.1200

Acquisitions	2013-03-22 13:08:14.0	200	4.1200
Acquisitions	2013-03-22 13:09:52.0	1,213	4.1200
Acquisitions	2013-03-22 13:09:52.0	8,966	4.1200
Acquisitions	2013-03-22 13:09:52.0	400	4.1190
Acquisitions	2013-03-22 13:09:52.0	1,528	4.1190
Acquisitions	2013-03-22 13:09:52.0	7,500	4.1200
Acquisitions	2013-03-22 13:09:52.0	1,802	4.1200
Acquisitions	2013-03-22 13:09:52.0	8,157	4.1200
Acquisitions	2013-03-22 13:09:52.0	14	4.1190
Acquisitions	2013-03-22 13:09:52.0	20	4.1190
Acquisitions	2013-03-22 13:09:52.0	400	4.1200
Acquisitions	2013-03-22 13:11:19.0	1,214	4.1200
Acquisitions	2013-03-22 13:11:19.0	27,340	4.1200
Acquisitions	2013-03-22 13:11:19.0	20	4.1200
Acquisitions	2013-03-22 13:11:19.0	599	4.1200
Acquisitions	2013-03-22 13:11:19.0	7,500	4.1200
Acquisitions	2013-03-22 13:11:19.0	15,254	4.1200
Sale	2013-03-25 16:35:00.0	7,793	4.0660
Sale	2013-03-26 16:35:00.0	4,801	3.8940
Sale	2013-03-28 09:25:51.0	609	3.7810
Sale	2013-03-28 09:32:51.0	3,000	3.7750
Sale	2013-03-28 09:32:52.0	2,000	3.7750
Sale	2013-03-28 09:32:56.0	1,993	3.7750
Sale	2013-04-03 14:50:04.0	390	3.7000
Sale	2013-04-03 14:50:04.0	2,077	3.7000
Sale	2013-04-03 14:50:04.0	173	3.7000
Sale	2013-04-03 14:50:04.0	956	3.7000
Sale	2013-04-03 14:50:04.0	3,011	3.7000
Sale	2013-04-03 14:50:04.0	45	3.7000
Acquisitions	2013-04-09 16:35:00.0	1,279	3.9600
Acquisitions	2013-04-09 16:35:00.0	2,770	3.9600
Acquisitions	2013-04-09 16:35:00.0	1,653	3.9600
Acquisitions	2013-04-10 16:35:00.0	5,290	4.0400
Acquisitions	2013-04-10 16:35:00.0	3,453	4.0400
Sale	2013-04-15 16:35:00.0	28	4.0310
Sale	2013-04-15 16:35:00.0	2,062	4.0310
Sale	2013-04-16 16:35:00.0	445	3.8800
Sale	2013-04-16 16:35:00.0	5,257	3.8800
Acquisitions	2013-04-19 16:35:06.0	6,652	3.8120
Acquisitions	2013-04-23 16:35:11.0	1,918	3.8600
Acquisitions	2013-04-23 16:35:11.0	7,000	3.8600
Acquisitions	2013-04-23 16:35:11.0	585	3.8600
Acquisitions	2013-04-25 16:35:09.0	3,801	3.9440
Acquisitions	2013-05-02 16:00:00.0	4,000,000	3.9200

Sale	2013-05-02 16:35:00.0	731	3.9250
Sale	2013-05-02 16:35:00.0	531	3.9250
Sale	2013-05-02 16:35:00.0	2,539	3.9250
Acquisitions	2013-05-07 16:35:00.0	6,652	4.0150
Sale	2013-05-08 16:35:00.0	6,652	3.9700
Acquisitions	2013-05-09 16:35:02.0	3,801	3.9700
Acquisitions	2013-05-09 16:59:00.0	2,000,000	3.9690
Acquisitions	2013-05-13 17:35:00.0	3,000,000	3.9520
Sale	2013-05-15 08:40:47.0	631	3.5200
Sale	2013-05-15 08:40:47.0	5,071	3.5200
Acquisitions	2013-05-15 16:35:03.0	7,602	3.5840
Acquisitions	2013-05-17 16:35:03.0	4,371	3.5370
Sale	2013-05-21 16:35:00.0	2,735	3.5500
Sale	2013-05-21 16:35:00.0	1,066	3.5500
Sale	2013-05-23 10:15:00.0	4,000,000	3.5000
Sale	2013-05-24 14:03:00.0	2,000,000	3.6330
Sale	2013-05-28 13:53:00.0	3,000,000	3.6520
Sale	2013-05-30 16:35:03.0	2,640	3.3880
Sale	2013-05-30 16:35:04.0	1,920	3.3880
Sale	2013-05-30 16:35:04.0	191	3.3880
Sale	2013-06-06 16:35:06.0	175	3.3000
Sale	2013-06-06 16:35:06.0	6	3.3000
Sale	2013-06-06 16:35:07.0	1,973	3.3000
Sale	2013-06-06 16:35:07.0	2,027	3.3000
Acquisitions	2013-06-12 16:35:12.0	589	3.2200
Acquisitions	2013-06-12 16:35:13.0	124	3.2200
Acquisitions	2013-06-12 16:35:14.0	1,924	3.2200
Acquisitions	2013-06-12 16:35:14.0	8,486	3.2200
Acquisitions	2013-06-12 16:35:15.0	14,084	3.2200
Acquisitions	2013-06-12 16:35:15.0	7,487	3.2200
Acquisitions	2013-06-12 16:35:15.0	5,701	3.2200
Acquisitions	2013-06-12 16:35:16.0	1,204	3.2200
Acquisitions	2013-06-12 16:35:16.0	4,008	3.2200
Acquisitions	2013-06-12 16:35:17.0	14,827	3.2200
Acquisitions	2013-06-13 16:35:04.0	5,879	3.1050
Sale	2013-06-13 16:35:04.0	1,798	3.1050
Sale	2013-06-13 16:35:05.0	2,383	3.1050
Sale	2013-06-14 16:35:03.0	1,200	3.1100
Sale	2013-06-14 16:35:04.0	756	3.1100
Acquisitions	2013-06-17 16:35:03.0	2,661	3.1710
Acquisitions	2013-06-17 16:35:03.0	301	3.1710
Acquisitions	2013-06-17 16:35:03.0	2,394	3.1710
Acquisitions	2013-06-18 16:35:00.0	1,041	3.1600
Acquisitions	2013-06-18 16:35:00.0	3,330	3.1600

Sale	2013-06-20 16:35:03.0	719	3.0200
Sale	2013-06-20 16:35:04.0	2,200	3.0200
Sale	2013-06-20 16:35:04.0	219	3.0200
Sale	2013-06-20 16:35:04.0	4,655	3.0200
Sale	2013-06-21 09:56:08.0	1,000	3.0900
Sale	2013-06-21 10:05:39.0	274	3.0850
Sale	2013-06-21 10:05:39.0	456	3.0850
Sale	2013-06-21 10:05:39.0	4,814	3.0850
Sale	2013-06-21 16:35:00.0	2,769	2.8830
Sale	2013-06-21 16:35:00.0	68	2.8830
Sale	2013-06-21 16:35:00.0	200	2.8830
Sale	2013-06-21 16:35:00.0	6,749	2.8830
Sale	2013-06-21 16:35:00.0	2,834	2.8830
Sale	2013-06-21 16:35:00.0	3,801	2.8830
Sale	2013-06-21 16:35:00.0	24,068	2.8830
Sale	2013-06-21 16:35:00.0	30,702	2.8830
Sale	2013-06-21 16:35:00.0	3,800	2.8830
Sale	2013-06-21 16:35:00.0	73	2.8830
Sale	2013-06-21 16:35:00.0	25,199	2.8830
Sale	2013-06-21 16:35:09.0	78,600	2.8830
Sale	2013-06-21 16:35:10.0	8,095	2.8830
Sale	2013-06-21 16:35:10.0	9,767	2.8830
Sale	2013-06-24 08:04:58.0	1,289	2.9550
Sale	2013-06-24 08:04:58.0	868	2.9550
Sale	2013-06-24 08:04:58.0	1,302	2.9550
Sale	2013-06-24 08:04:58.0	2,000	2.9540
Sale	2013-06-24 08:04:58.0	2,000	2.9530
Sale	2013-06-24 08:04:58.0	2,000	2.9520
Sale	2013-06-24 08:04:58.0	5,400	2.9520
Sale	2013-06-24 08:04:58.0	141	2.9500
Sale	2013-06-24 08:05:54.0	2,000	2.9120
Sale	2013-06-24 08:05:54.0	1,932	2.9120
Sale	2013-06-24 08:05:54.0	928	2.9110
Sale	2013-06-24 08:05:54.0	1,083	2.9100
Sale	2013-06-24 08:05:54.0	1,900	2.9100
Sale	2013-06-24 08:06:12.0	7,244	2.9100
Sale	2013-06-24 08:06:13.0	2,000	2.9100
Sale	2013-06-24 08:06:25.0	4,656	2.9000
Sale	2013-06-24 08:06:25.0	500	2.9000
Sale	2013-06-24 08:06:25.0	500	2.9000
Sale	2013-06-24 08:06:25.0	1,000	2.9000
Sale	2013-06-24 08:06:25.0	430	2.9000
Sale	2013-06-24 08:06:25.0	5,000	2.9000
Sale	2013-06-24 08:06:26.0	3,294	2.9000

Sale	2013-06-24 08:06:56.0	1,625	2.9000
Sale	2013-06-24 08:07:29.0	9,543	2.9000
Sale	2013-06-24 08:07:30.0	2,760	2.9000
Sale	2013-06-24 08:07:30.0	692	2.9000
Sale	2013-06-24 08:07:57.0	790	2.9100
Sale	2013-06-24 08:08:32.0	5,000	2.9100
Sale	2013-06-24 08:08:34.0	13,000	2.9100
Sale	2013-06-24 08:08:42.0	868	2.9100
Sale	2013-06-24 08:26:40.0	1,104	2.9160
Sale	2013-06-24 08:26:40.0	342	2.9160
Sale	2013-06-24 08:26:40.0	5,452	2.9160
Sale	2013-06-24 08:26:40.0	3,102	2.9160
Sale	2013-06-24 08:27:57.0	2,000	2.9100
Sale	2013-06-24 08:27:57.0	2,000	2.9100
Sale	2013-06-24 08:28:41.0	1,000	2.9050
Sale	2013-06-24 08:30:41.0	3,000	2.9050
Sale	2013-06-24 08:30:41.0	2,000	2.9050
Sale	2013-06-24 08:32:52.0	100	2.9010
Sale	2013-06-24 08:32:52.0	2,585	2.9010
Sale	2013-06-24 08:37:49.0	2,232	2.9010
Sale	2013-06-24 08:37:49.0	5,083	2.9010
Sale	2013-06-24 08:45:06.0	1,000	2.9000
Sale	2013-06-24 08:45:06.0	2,000	2.9000
Sale	2013-06-24 08:45:06.0	526	2.9000
Sale	2013-06-24 08:45:06.0	2,000	2.9000
Sale	2013-06-24 08:45:06.0	397	2.9000
Sale	2013-06-24 08:45:07.0	423	2.9000
Sale	2013-06-24 08:45:07.0	3,654	2.9000
Sale	2013-06-24 08:58:53.0	6,865	2.8830
Sale	2013-06-24 08:58:53.0	428	2.8830
Sale	2013-06-24 08:58:53.0	417	2.8830
Sale	2013-06-24 08:58:53.0	2,000	2.8830
Sale	2013-06-24 08:58:53.0	290	2.8830
Sale	2013-06-25 08:42:56.0	1,500	2.8950
Sale	2013-06-25 08:43:14.0	1,700	2.8950
Sale	2013-06-25 08:43:14.0	330	2.8950
Sale	2013-06-25 08:43:16.0	1,470	2.8950
Sale	2013-06-25 08:46:44.0	1,048	2.8960
Sale	2013-06-25 08:46:44.0	2,000	2.8960
Sale	2013-06-25 08:46:44.0	5,713	2.8960
Sale	2013-06-25 08:46:44.0	1,500	2.8950
Sale	2013-06-25 08:46:44.0	600	2.8950
Sale	2013-06-25 08:46:44.0	1	2.8950
Sale	2013-06-25 08:46:44.0	2,702	2.8950

Sale	2013-06-25 08:46:44.0	6,436	2.8950
Sale	2013-06-25 08:47:22.0	16,163	2.9100
Sale	2013-06-25 08:47:41.0	1,667	2.9100
Sale	2013-06-25 08:48:02.0	1,560	2.9100
Sale	2013-06-25 08:48:02.0	610	2.9100
Sale	2013-06-25 08:49:19.0	2,000	2.9050
Sale	2013-06-25 08:49:19.0	2	2.9050
Sale	2013-06-25 08:49:19.0	652	2.9050
Sale	2013-06-25 08:49:19.0	11,932	2.9050
Sale	2013-06-25 16:11:06.0	4,423	2.9440
Acquisitions	2013-06-26 16:35:00.0	7,967	2.9400
Acquisitions	2013-06-26 16:35:03.0	4,692	2.9400
Sale	2013-06-27 16:18:18.0	3,978	2.9960
Sale	2013-06-28 16:35:02.0	1,082	2.9900
Sale	2013-06-28 16:35:02.0	4,487	2.9900

CGD Negociação	Date	No of securities	Price
Acquisitions	2013-01-08 12:18:00.0	45,107	3.9096
Sale	2013-01-08 12:18:31.0	45,107	3.9650
Acquisitions	2013-01-08 15:19:27.0	100,000	3.9900
Acquisitions	2013-01-08 16:37:19.0	415	3.9450
Acquisitions	2013-01-09 09:50:39.0	100,000	4.0450
Acquisitions	2013-01-09 11:01:54.0	45,107	3.9096
Sale	2013-01-09 11:26:04.0	100,415	4.0750
Acquisitions	2013-01-09 11:26:07.0	411	3.9450
Sale	2013-01-09 12:18:00.0	45,107	3.9096
Sale	2013-01-09 16:23:34.0	99,996	4.0700
Sale	2013-01-09 16:37:19.0	415	3.9450
Acquisitions	2013-01-14 13:16:21.0	100,000	4.2750
Acquisitions	2013-01-15 11:57:16.0	100,000	4.1350
Sale	2013-01-16 14:58:48.0	100,000	4.1866
Sale	2013-01-17 08:33:37.0	100,000	4.2780
Sale	2013-01-21 10:20:33.0	100,000	4.3850
Acquisitions	2013-01-22 10:46:49.0	81,090	4.3800
Sale	2013-01-22 10:46:50.0	81,090	4.4250
Acquisitions	2013-01-22 14:08:04.0	100,000	4.3350
Acquisitions	2013-01-23 09:04:07.0	100,000	4.2350
Sale	2013-01-24 09:26:56.0	150,000	4.1514
Acquisitions	2013-01-24 16:10:42.0	50,000	4.1929
Acquisitions	2013-01-25 15:05:08.0	50,000	4.1676
Sale	2013-01-30 12:23:34.0	150,000	4.3144
Acquisitions	2013-02-06 10:27:54.0	100,000	4.1363

Sale	2013-02-07 10:08:57.0	100,000	4.1800
Acquisitions	2013-02-07 15:47:09.0	100,000	4.1489
Acquisitions	2013-02-18 16:14:59.0	150,000	3.9970
Acquisitions	2013-02-20 10:25:56.0	100,000	3.9850
Sale	2013-02-25 11:47:47.0	100,000	4.0350
Acquisitions	2013-02-25 14:47:24.0	100,000	4.0251
Sale	2013-02-25 16:42:06.0	133,680	4.0410
Acquisitions	2013-02-25 16:43:49.0	54,062	3.9796
Acquisitions	2013-02-26 13:51:39.0	79,618	3.9520
Acquisitions	2013-03-04 11:26:17.0	100,000	3.8900
Sale	2013-03-04 13:36:23.0	150,000	3.7873
Acquisitions	2013-03-04 14:07:10.0	100,000	3.8283
Sale	2013-03-05 12:46:48.0	100,000	3.9300
Sale	2013-03-06 14:59:45.0	100,000	3.8900
Sale	2013-03-07 16:37:59.0	19,026	3.9750
Acquisitions	2013-03-08 08:38:38.0	100,000	3.9360
Sale	2013-03-08 08:38:54.0	100,000	3.9975
Sale	2013-03-08 14:37:19.0	80,974	4.0000
Acquisitions	2013-03-11 15:48:46.0	100,000	3.9970
Sale	2013-03-12 08:48:30.0	100,000	4.0408
Acquisitions	2013-03-12 09:27:29.0	50,000	4.0447
Sale	2013-03-12 16:41:30.0	8,014	4.0360
Sale	2013-03-13 08:30:10.0	50,000	4.0447
Sale	2013-03-13 08:32:43.0	41,986	4.0240
Sale	2013-03-13 09:27:29.0	50,000	4.0447
Acquisitions	2013-03-14 09:21:21.0	100,000	4.0510
Sale	2013-03-14 13:29:05.0	100,000	4.1100
Acquisitions	2013-03-15 09:56:20.0	100,000	4.1300
Sale	2013-03-15 15:45:08.0	100,000	4.1700
Acquisitions	2013-03-18 10:26:36.0	100,000	4.0794
Acquisitions	2013-03-19 08:57:48.0	100,000	4.0799
Sale	2013-03-19 10:26:36.0	100,000	4.0794
Acquisitions	2013-03-22 10:20:03.0	100,000	4.0720
Sale	2013-03-22 14:42:11.0	200,000	4.1200
Acquisitions	2013-03-22 15:54:25.0	100,000	4.0944
Acquisitions	2013-03-25 08:39:30.0	100,000	4.0948
Sale	2013-03-25 15:54:25.0	100,000	4.0944
Acquisitions	2013-03-26 11:38:28.0	100,000	3.9800
Acquisitions	2013-04-02 16:46:38.0	10,017	3.8150
Sale	2013-04-03 11:12:17.0	150,000	3.7369
Acquisitions	2013-04-03 12:48:12.0	50,000	3.7300
Acquisitions	2013-04-03 16:18:15.0	50,000	3.6900
Sale	2013-04-04 09:39:48.0	60,017	3.9031
Sale	2013-04-04 09:44:19.0	50,000	3.9090

Sale	2013-04-04 09:59:28.0	50,000	3.9100
Acquisitions	2013-04-05 16:38:30.0	26,593	3.8400
Acquisitions	2013-04-09 09:38:51.0	26,593	3.8700
Sale	2013-04-10 09:38:51.0	26,593	3.8700
Sale	2013-04-10 09:52:29.0	26,593	3.8700
Acquisitions	2013-04-10 10:21:22.0	34,300	4.0027
Sale	2013-04-10 10:22:12.0	34,300	4.0150
Acquisitions	2013-04-11 11:18:36.0	100,000	4.0500
Sale	2013-04-12 16:15:37.0	100,000	4.0155
Acquisitions	2013-04-15 09:12:10.0	100,000	4.0900
Acquisitions	2013-04-16 15:14:17.0	50,000	3.9680
Acquisitions	2013-04-16 15:16:06.0	50,000	3.9096
Sale	2013-04-17 13:52:21.0	150,000	3.8224
Sale	2013-04-17 13:55:49.0	50,000	3.8050
Sale	2013-04-18 09:48:06.0	50,000	3.8050
Acquisitions	2013-04-18 13:55:49.0	50,000	3.8050
Acquisitions	2013-04-22 14:53:59.0	50,000	3.8447
Sale	2013-04-24 09:31:21.0	50,000	3.9130
Acquisitions	2013-04-30 10:49:32.0	100,000	3.9850
Acquisitions	2013-05-03 11:23:40.0	50,000	3.8700
Sale	2013-05-06 09:25:05.0	50,000	3.8880
Sale	2013-05-07 16:01:01.0	100,000	4.0144
Acquisitions	2013-05-09 09:29:57.0	100,000	3.9800
Acquisitions	2013-05-14 13:08:12.0	50,000	3.5500
Acquisitions	2013-05-21 09:27:01.0	50,000	3.5600
Acquisitions	2013-05-22 10:04:05.0	50,000	3.5687
Sale	2013-05-23 13:56:07.0	100,000	3.5850
Sale	2013-05-24 12:05:22.0	50,000	3.6420
Sale	2013-05-27 10:51:48.0	50,000	3.6350
Sale	2013-05-28 16:20:11.0	50,000	3.6550
Acquisitions	2013-05-29 09:10:57.0	50,000	3.5699
Acquisitions	2013-05-29 11:00:17.0	50,000	3.6550
Acquisitions	2013-05-29 16:20:11.0	50,000	3.6550
Acquisitions	2013-05-30 14:51:43.0	50,000	3.4280
Acquisitions	2013-05-30 15:43:32.0	50,000	3.3698
Sale	2013-05-31 11:30:19.0	50,000	3.3509
Acquisitions	2013-05-31 14:26:12.0	50,000	3.2900
Sale	2013-06-03 09:55:27.0	100,000	3.1953
Sale	2013-06-03 09:55:28.0	100,000	3.2050
Acquisitions	2013-06-03 10:42:54.0	50,000	3.2300
Acquisitions	2013-06-04 14:05:16.0	50,000	3.1299
Sale	2013-06-04 14:44:56.0	50,000	3.2650
Sale	2013-06-04 15:09:21.0	50,000	3.2980
Acquisitions	2013-06-07 15:04:44.0	100,000	3.2639

Acquisitions	2013-06-11 15:15:06.0	50,000	3.1550
Sale	2013-06-12 13:15:43.0	50,000	3.2080
Acquisitions	2013-06-17 11:28:02.0	100,000	3.1700
Sale	2013-06-17 16:36:47.0	10,000	3.1800
Sale	2013-06-19 16:21:14.0	50,000	3.0560
Sale	2013-06-20 09:18:01.0	70,000	3.0200
Sale	2013-06-20 14:47:44.0	70,000	3.0400
Sale	2013-06-20 16:04:33.0	70,000	3.0400
Acquisitions	2013-06-21 10:15:24.0	100,000	3.0792
Acquisitions	2013-06-21 13:30:01.0	50,000	3.0500
Acquisitions	2013-06-21 14:55:15.0	50,000	2.9900
Acquisitions	2013-06-21 16:04:33.0	70,000	3.0400
Sale	2013-06-25 14:24:31.0	100,000	2.9300
Acquisitions	2013-06-26 09:26:38.0	100,000	2.9844
Sale	2013-06-27 17:17:47.0	7,482	3.0300
Sale	2013-06-28 16:43:35.0	84,935	3.0120

Fidelidade	Date	No of securities	Price
Sale	2013-01-22 00:00:00.0	2,209	4.3300
Acquisitions	2013-02-07 00:00:00.0	560	4.1600
Acquisitions	2013-02-27 00:00:00.0	1,350	3.9100
Sale	2013-03-19 00:00:00.0	622	4.0500
Sale	2013-03-25 00:00:00.0	1,336	4.0900
Acquisitions	2013-04-05 00:00:00.0	171	3.8400
Sale	2013-05-27 00:00:00.0	347	3.6500

Fundo de Pensões da CGD	Date	No of securities	Price
Acquisitions	2013-01-03 18:00:00.0	877	3.8130
Sale	2013-01-22 18:00:00.0	175,826	4.3322
Acquisitions	2013-02-27 18:00:00.0	156,000	3.9100
Sale	2013-03-22 18:00:00.0	115,198	4.0900
Sale	2013-05-03 18:00:00.0	303,000	3.8600
Acquisitions	2013-06-07 18:00:00.0	534,533	3.3645
Sale	2013-06-20 18:00:00.0	293,000	3.0241
Acquisitions	2013-06-25 18:00:00.0	34,598	3.0205
Acquisitions	2013-06-25 18:00:00.0	258,402	3.0289
Sale	2013-06-25 18:00:00.0	34,598	3.0205
Sale	2013-06-25 18:00:00.0	258,402	3.0289

Parcaixa	Date	No of securities	Price
Sale	2013-01-09 10:18:48.0	30,000	4.0700
Sale	2013-01-09 13:27:09.0	6,722	4.0800
Sale	2013-01-09 13:27:09.0	3,278	4.0800
Sale	2013-01-09 13:27:09.0	6,922	4.0800
Sale	2013-01-09 13:27:09.0	3,721	4.0800
Sale	2013-01-09 13:27:09.0	3,600	4.0800
Sale	2013-01-09 13:27:09.0	1	4.0800
Sale	2013-01-09 13:27:09.0	2,202	4.0800
Sale	2013-01-09 13:27:09.0	359	4.0800
Sale	2013-01-09 13:27:09.0	117	4.0800
Sale	2013-01-09 13:27:09.0	359	4.0800
Sale	2013-01-09 13:27:09.0	448	4.0800
Sale	2013-01-09 13:27:09.0	625	4.0800
Sale	2013-01-09 13:27:09.0	1,646	4.0800
Sale	2013-01-09 14:45:50.0	4,482	4.1500
Sale	2013-01-09 14:45:50.0	1,000	4.1500
Sale	2013-01-09 14:45:51.0	1,827	4.1500
Sale	2013-01-09 14:45:51.0	9,518	4.1500
Sale	2013-01-09 14:45:51.0	6,175	4.1500
Sale	2013-01-09 14:45:51.0	761	4.1500
Sale	2013-01-09 14:45:51.0	3,100	4.1500
Sale	2013-01-09 14:46:04.0	3,137	4.1500
Sale	2013-01-09 16:01:33.0	10,000	4.1600
Sale	2013-01-09 16:01:33.0	6,929	4.1600
Sale	2013-01-09 16:01:33.0	3,071	4.1600
Sale	2013-01-09 16:02:26.0	25	4.1600
Sale	2013-01-09 16:03:06.0	242	4.1600
Sale	2013-01-09 16:03:10.0	251	4.1600
Sale	2013-01-09 16:04:10.0	232	4.1600
Sale	2013-01-10 09:47:13.0	3,231	4.2150
Sale	2013-01-10 09:47:36.0	1,300	4.2150
Sale	2013-01-10 09:47:58.0	4,230	4.2150
Sale	2013-01-10 09:47:58.0	391	4.2150
Sale	2013-01-10 09:47:58.0	848	4.2150
Sale	2013-01-10 09:48:03.0	1,741	4.2150
Sale	2013-01-10 09:48:08.0	577	4.2150
Sale	2013-01-10 09:48:18.0	7,682	4.2150
Sale	2013-01-10 09:48:18.0	450	4.2150
Sale	2013-01-10 09:48:18.0	3,269	4.2150
Sale	2013-01-10 09:49:38.0	869	4.2150
Sale	2013-01-10 09:49:38.0	5,412	4.2150
Sale	2013-01-17 13:57:54.0	10,000	4.3600

Sale	2013-01-17 13:57:54.0	64	4.3600
Sale	2013-01-17 13:57:54.0	4,400	4.3600
Sale	2013-01-17 13:57:54.0	386	4.3600
Sale	2013-01-17 13:57:54.0	5,150	4.3600
Sale	2013-01-17 13:57:54.0	771	4.3600
Sale	2013-01-17 13:57:54.0	536	4.3600
Sale	2013-01-17 13:57:54.0	360	4.3600
Sale	2013-01-17 13:57:54.0	380	4.3600
Sale	2013-01-17 13:57:55.0	3,048	4.3600
Sale	2013-01-17 13:58:03.0	2,520	4.3600
Sale	2013-01-17 13:58:04.0	71	4.3600
Sale	2013-01-17 13:58:04.0	2,314	4.3600
Acquisitions	2013-01-22 13:54:04.0	10,000	4.3350
Acquisitions	2013-01-22 13:54:24.0	2,077	4.3350
Acquisitions	2013-01-22 13:54:34.0	791	4.3350
Acquisitions	2013-01-22 14:02:58.0	7,132	4.3350
Acquisitions	2013-01-22 14:02:58.0	10,000	4.3350
Acquisitions	2013-01-22 16:03:00.0	10,000	4.2900
Acquisitions	2013-01-22 16:03:00.0	946	4.2900
Acquisitions	2013-01-22 16:03:00.0	9,054	4.2900
Acquisitions	2013-01-22 16:03:00.0	9,612	4.2900
Acquisitions	2013-01-22 16:03:00.0	388	4.2900
Acquisitions	2013-01-22 16:08:37.0	10,000	4.2600
Acquisitions	2013-01-22 16:08:37.0	2,462	4.2600
Acquisitions	2013-01-22 16:08:37.0	400	4.2600
Acquisitions	2013-01-22 16:08:37.0	974	4.2600
Acquisitions	2013-01-22 16:08:37.0	6,164	4.2600
Acquisitions	2013-01-22 16:08:37.0	974	4.2600
Acquisitions	2013-01-22 16:08:37.0	4,315	4.2600
Acquisitions	2013-01-22 16:08:44.0	390	4.2600
Acquisitions	2013-01-22 16:08:44.0	4,321	4.2600
Acquisitions	2013-01-23 13:20:24.0	8,000	4.2000
Acquisitions	2013-01-23 13:20:24.0	22,000	4.2000
Sale	2013-01-23 15:12:33.0	1,405	4.2300
Sale	2013-01-23 15:12:36.0	6,595	4.2300
Sale	2013-01-23 15:12:36.0	787	4.2300
Sale	2013-01-23 15:12:36.0	830	4.2300
Sale	2013-01-23 15:12:50.0	272	4.2300
Sale	2013-01-23 15:12:53.0	6,898	4.2300
Sale	2013-01-23 15:12:53.0	2,174	4.2300
Sale	2013-01-23 15:13:25.0	237	4.2300
Sale	2013-01-23 15:15:03.0	278	4.2300
Sale	2013-01-23 15:15:03.0	3,844	4.2300
Sale	2013-01-23 15:15:03.0	684	4.2300

Sale	2013-01-23 15:15:17.0	783	4.2300
Sale	2013-01-23 15:15:17.0	1,290	4.2300
Sale	2013-01-23 15:15:42.0	3,923	4.2300
Sale	2013-01-30 09:39:22.0	1,601	4.2950
Sale	2013-01-30 09:39:22.0	1,682	4.2950
Sale	2013-01-30 09:39:22.0	6,717	4.2950
Sale	2013-01-30 09:39:24.0	2,429	4.2950
Sale	2013-01-30 09:39:30.0	7,571	4.2950
Sale	2013-01-30 09:39:30.0	2,429	4.2950
Sale	2013-01-30 09:39:30.0	1,721	4.2950
Sale	2013-01-30 09:39:36.0	4,593	4.2950
Sale	2013-01-30 09:39:38.0	1,257	4.2950
Sale	2013-02-01 10:30:24.0	400	4.3350
Sale	2013-02-01 10:30:24.0	9,600	4.3350
Sale	2013-02-01 10:30:24.0	500	4.3350
Sale	2013-02-01 10:30:24.0	3,600	4.3350
Sale	2013-02-01 10:30:24.0	4,351	4.3350
Sale	2013-02-01 10:30:24.0	2,049	4.3350
Sale	2013-02-01 10:30:24.0	8,301	4.3350
Sale	2013-02-01 10:30:24.0	750	4.3350
Sale	2013-02-01 10:30:24.0	449	4.3350
Acquisitions	2013-02-01 16:01:50.0	10,000	4.2800
Acquisitions	2013-02-01 16:01:50.0	1,133	4.2800
Acquisitions	2013-02-01 16:01:50.0	1,636	4.2800
Acquisitions	2013-02-01 16:01:51.0	279	4.2800
Acquisitions	2013-02-01 16:01:53.0	5,521	4.2800
Acquisitions	2013-02-01 16:01:53.0	1,199	4.2800
Acquisitions	2013-02-01 16:01:53.0	2,564	4.2800
Acquisitions	2013-02-01 16:01:53.0	2,564	4.2800
Acquisitions	2013-02-01 16:01:54.0	1,236	4.2800
Acquisitions	2013-02-01 16:01:54.0	431	4.2800
Acquisitions	2013-02-01 16:01:55.0	1,830	4.2800
Acquisitions	2013-02-01 16:01:55.0	1,607	4.2800
Sale	2013-02-27 15:00:25.0	10,000	3.9000
Sale	2013-02-27 15:00:25.0	19,300	3.9000
Sale	2013-02-27 15:00:25.0	197	3.9000
Sale	2013-02-27 15:00:25.0	503	3.9000
Sale	2013-02-27 16:02:04.0	1,545	3.9150
Sale	2013-02-27 16:02:23.0	851	3.9150
Sale	2013-02-27 16:02:23.0	7,604	3.9150
Sale	2013-02-27 16:02:30.0	10,000	3.9150
Sale	2013-02-27 16:02:30.0	10,000	3.9150
Sale	2013-03-05 09:01:06.0	2,275	3.9300
Sale	2013-03-05 09:01:06.0	1,142	3.9300

Sale	2013-03-05 09:01:06.0	6,583	3.9300
Sale	2013-03-05 09:01:06.0	179	3.9300
Sale	2013-03-05 09:01:06.0	1,142	3.9300
Sale	2013-03-05 09:01:11.0	3,087	3.9300
Sale	2013-03-05 09:01:11.0	6,734	3.9300
Sale	2013-03-05 09:01:11.0	1,273	3.9300
Sale	2013-03-05 09:01:11.0	935	3.9300
Sale	2013-03-05 09:01:11.0	1,485	3.9300
Sale	2013-03-05 09:01:11.0	4,219	3.9300
Sale	2013-03-05 09:01:11.0	946	3.9300
Sale	2013-03-05 14:17:30.0	1,966	3.9450
Sale	2013-03-05 14:17:40.0	3,000	3.9450
Sale	2013-03-05 14:37:50.0	23,174	3.9450
Sale	2013-03-05 14:37:50.0	1,860	3.9450
Sale	2013-03-05 16:22:46.0	1,598	3.9530
Sale	2013-03-05 16:22:46.0	8,637	3.9530

Mr. José Pedro Cabral dos Santos and Mr. João Nuno de Oliveira Jorge Palma are members of PT’s and CGD’s Boards of Directors, and therefore CGD is deemed to be a closely related entity to managers of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

07

Outlook

Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its portfolio of assets, by taking advantage of existing and future opportunities in the telecommunications, multimedia, cloud and IT services. PT aims to continue to leverage convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services, leveraging on PT’s investment in advanced networks, namely FTTH and 4G-LTE, and in cloud solutions. PT intends to continue taking advantage of the growth potential of the Brazilian market and to exploit opportunities in high-growth markets where PT has clear competitive advantages.

Following the restructuring of its Portuguese businesses along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms, cloud and multimedia convergent products and services and integrated offers aimed at acquiring new customers, improving customer loyalty while decreasing customer retention costs and, ultimately, increasing market share and share-of-wallet. PT will step up its efforts to integrate further its services, in the personal and residential segments, thus being able to pass additional synergies on integrated quadruple-play offers to the broad consumer market in a single and unique customer experience. In the enterprises segment, PT will continue to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions, on the back of cutting-edge solutions for companies and future-proof Data Center investments to meet demand for high bandwidth services and virtualisation.

Additionally, PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to develop further new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to be a geographically diversified operator, aimed at offering its shareholders a lower risk profile, reduced dependence on a single market and an improved growth profile. In Brazil, following the strategic partnership established with Oi, which includes the acquisition of a joint control stake in Oi, PT aims to explore further the growth potential of Oi’s assets, leveraging on Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, particularly in fixed and mobile broadband and TV, and in leverage fixed-mobile convergence. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by taking full advantage of its existing asset portfolio and partnerships and selectively analyse and explore value-creating opportunities. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure, including aggressive glide paths for mobile termination rates as well as declining roaming prices. PT will also continue to operate in a context of a European economic instability, particularly in Portugal, that will create additional financial and economic challenges and barriers to the development of its businesses.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

08

Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The information included in the financial statements concerning the first half of 2013 was prepared in compliance with the requirements of the IAS 34 — Interim Financial Reporting standard, in accordance with the applicable law and gives a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS S.A. and of the undertakings included in the consolidation as a whole;

•                  The interim management report includes a fair review, as an indication, of the important events occurred during the first half of 2013 and their impact on the interim financial statements, together with an accurate description of the principal risks and uncertainties for the second half of the financial year.

Lisbon, 13 August 2013

Henrique Granadeiro, Chief Executive Officer and Chairman of the Board of Directors

Alfredo José Silva de Oliveira Baptista, Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Carlos Alves Duarte, Executive Director

Fernando Magalhães Portella, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

João Nuno de Oliveira Jorge Palma, Non-Executive Director

Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

José Pedro Cabral dos Santos, Non-Executive Director

Luís Pacheco de Melo, Executive Director

Manuel Rosa da Silva, Executive Director

Maria Helena Nazaré, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Shakhaf Wine, Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2013 AND 2012

Euro

				Unaudited
			1H12 Restated		2Q12 Restated
	Notes	1H13	(Note 3)	2Q13	(Note 3)
REVENUES
Services rendered		2,919,271,850	3,159,755,639	1,452,516,579	1,525,322,608
Sales		82,562,245	78,274,767	45,231,424	43,617,732
Other revenues		90,578,302	106,665,699	42,072,810	60,070,482
	5	3,092,412,397	3,344,696,105	1,539,820,813	1,629,010,822
COSTS, LOSSES AND (INCOME)
Wages and salaries		516,652,228	566,185,170	268,410,310	272,932,776
Direct costs		534,695,186	560,349,318	268,512,918	264,612,959
Commercial costs		266,874,420	264,779,627	144,649,473	140,134,924
Supplies, external services and other expenses		584,557,493	610,432,152	284,985,837	285,871,837
Indirect taxes		113,826,049	122,672,299	55,258,775	59,387,998
Provisions and adjustments		59,000,482	79,225,233	27,448,739	36,719,798
Depreciation and amortisation	13	685,447,829	683,436,504	345,091,016	336,708,174
Post retirement benefits costs	6	24,834,703	31,641,431	12,311,775	15,439,107
Curtailment costs	6	128,216,954	858,784	127,573,061	6,806
Losses (gains) on disposal of fixed assets, net		(1,110,090)	2,106,944	(745,033)	1,241,009
Net other gains	7	(80,596,223)	(17,193,693)	(59,451,658)	(26,590,590)
		2,832,399,031	2,904,493,769	1,474,045,213	1,386,464,798
Income before financial results and taxes	5	260,013,366	440,202,336	65,775,600	242,546,024
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	8	292,641,115	235,957,866	146,966,867	128,335,603
Equity in earnings of associated companies, net	5	(375,919,695)	(95,589,309)	(335,857,358)	(49,344,969)
Net other financial losses	9	41,574,243	47,149,654	24,013,122	11,910,899
		(41,704,337)	187,518,211	(164,877,369)	90,901,533
Income before taxes		301,717,703	252,684,125	230,652,969	151,644,491
Income tax losses (gains)	10	(4,638,314)	87,940,457	(36,930,625)	66,716,764
NET INCOME		306,356,017	164,743,668	267,583,594	84,927,727
Attributable to non-controlling interests		22,354,472	41,636,861	10,328,701	17,222,168
Attributable to equity holders of the parent	11	284,001,545	123,106,807	257,254,893	67,705,559

Earnings per share
Basic	11	0.33	0.14	0.30	0.08
Diluted	11	0.32	0.14	0.28	0.08

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2013 AND 2012

Euro

				Unaudited
	Notes	1H13	1H12 Restated (Note 3)	2Q13	2Q12 Restated (Note 3)
Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign operations (i)		(237,286,513)	(243,477,009)	(408,876,398)	(204,539,915)
Transfers to profit and loss (ii)		(3,129,234)	—	(3,129,234)	—
Hedge accounting of financial instruments
Change in fair value		(5,069,284)	1,576,558	(3,342,521)	(5,458,354)
Transfers to profit and loss		281,121	4,616,288	281,121	578,288
Tax effect		988,192	(1,787,184)	1,115,392	1,670,678
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	6	(24,859,327)	(13,495,419)	(20,602,303)	8,231,931
Tax effect		6,203,517	3,373,855	5,139,261	(2,057,983)
Other gains (expenses) recognised directly in shareholders’ equity, net (iii)		(9,968,583)	(1,483,294)	2,391,168	(5,181,305)
		(272,840,111)	(250,676,205)	(427,023,514)	(206,756,660)
Income recognised in the income statement		306,356,017	164,743,668	267,583,594	84,927,727
Total income recognised		33,515,906	(85,932,537)	(159,439,920)	(121,828,933)
Attributable to non-controlling interests		(5,633,557)	3,957,035	(26,542,093)	(16,192,691)
Attributable to equity holders of the parent		39,149,463	(89,889,572)	(132,897,827)	(105,636,242)

(i)    Losses recorded in the six and three month periods ended 30 June 2013 and 2012 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax.

(ii)   In the six month period ended 30 June 2013, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in CTM that was reclassified to profit and loss (Note 12.b) upon the completion of the disposal of this investment in June 2013.

(iii)  In the six month periods ended 30 June 2013 and 2012, this caption includes costs of Euro 5 million and Euro 6 million, respectively, relating to the tax effect on dividends received by Portugal Telecom under equity swap contracts over own shares and dividends received by Oi regarding its investment in Portugal Telecom.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2012 AND 2013

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non- controlling interests	Non- controlling interests	Total equity
Balance as at 1 January 2012 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,569,843,252	2,840,642,816	914,102,973	3,754,745,789
Dividends (Note 11)	—	—	—	—	—	(371,937,439)	(371,937,439)	(65,562,557)	(437,499,996)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi	—	12,060,381	—	—	—	49,235,831	61,296,212	(271,876,616)	(210,580,404)
Portugal Telecom’s shares acquired by Oi (Note 15.h)	—	(23,198,433)	—	—	—	—	(23,198,433)		(23,198,433)
Realization of revaluation reserve	—	—	—	—	(15,956,831)	15,956,831	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(212,996,379)	(212,996,379)	(37,679,826)	(250,676,205)
Income recognized in the income statement (restated)	—	—	—	—	—	123,106,807	123,106,807	41,636,861	164,743,668
Balance as at 30 June 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	540,586,763	2,173,208,903	2,416,913,584	567,795,835	2,984,709,419

The accompanying notes form an integral part of these financial statements.

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non- controlling interests	Non- controlling interests	Total equity
Balance as at 31 December 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,076,740,631	2,304,582,594	560,677,750	2,865,260,344
Dividends (Note 11)	—	—	—	—	—	(277,884,293)	(277,884,293)	(23,915,304)	(301,799,597)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(2,637,901)	(2,637,901)
Corporate reestructuring at Contax (Note 1)	—	—	—	—	—	13,260,000	13,260,000	(13,260,000)	—
Realization of revaluation reserve	—	—	—	—	(15,875,657)	15,875,657	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(244,852,082)	(244,852,082)	(27,988,029)	(272,840,111)
Income recognized in the income statement	—	—	—	—	—	284,001,545	284,001,545	22,354,472	306,356,017
Balance as at 30 June 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	508,848,388	1,867,141,458	2,079,107,764	515,230,988	2,594,338,752

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2013 AND 31 DECEMBER AND 1 JANUARY 2012

Euro

			31 Dec 2012 Restated	1 Jan 2012 Restated
	Notes	30 Jun 2013	(Note 3)	(Note 3)
ASSETS
Current Assets
Cash and cash equivalents		2,024,261,447	2,507,099,156	4,930,012,396
Short-term investments		955,456,857	880,194,809	738,112,198
Accounts receivable - trade		1,474,385,545	1,518,550,466	1,580,334,752
Accounts receivable - other		483,227,792	470,271,206	332,635,396
Inventories		145,608,778	141,514,547	133,506,967
Taxes receivable		272,669,053	409,174,905	374,500,400
Prepaid expenses		142,608,209	96,759,592	73,584,328
Judicial deposits		190,188,205	199,547,504	229,321,275
Other current assets		5,378,960	3,194,935	41,028,329
Non-current assets held for sale	12	87,278,644	62,634,567	—
Total current assets		5,781,063,490	6,288,941,687	8,433,036,041
Non-Current Assets
Accounts receivable		25,836,221	23,297,811	23,321,001
Taxes receivable		74,297,904	66,971,235	56,406,992
Financial investments		512,382,641	427,688,241	556,329,005
Goodwill		1,348,047,451	1,449,387,000	1,503,189,189
Intangible assets	13	3,388,071,367	3,640,126,087	4,126,609,728
Tangible assets	13	5,784,038,886	6,018,873,354	6,228,622,568
Post retirement benefits	6	8,357,177	11,415,335	13,620,935
Deferred taxes	10	1,208,579,396	1,180,401,963	1,243,593,029
Judicial deposits		917,801,094	950,726,173	854,761,888
Other non-current assets		26,343,240	34,175,455	132,710,054
Total non-current assets		13,293,755,377	13,803,062,654	14,739,164,389
Total assets		19,074,818,867	20,092,004,341	23,172,200,430
LIABILITIES
Current Liabilities
Short-term debt	14	1,129,230,879	1,712,752,887	3,291,558,305
Accounts payable		852,400,612	1,117,189,049	1,244,239,461
Accrued expenses		808,963,687	792,816,394	922,779,134
Deferred income		283,144,366	337,279,573	299,352,137
Taxes payable		348,944,670	445,632,973	411,776,877
Provisions		261,216,389	271,559,380	312,159,078
Other current liabilities		178,377,923	94,223,535	359,660,738
Non-current liabilities held for sale	12	25,560,369	—	—
Total current liabilities		3,887,838,895	4,771,453,791	6,841,525,730
Non-Current Liabilities
Medium and long-term debt	14	9,787,979,694	9,385,752,988	8,989,400,331
Accounts payable		100,754,709	146,054,007	201,956,296
Taxes payable		300,111,589	312,630,917	314,374,825
Provisions		446,145,011	510,340,404	628,849,066
Post retirement benefits	6	998,148,921	917,880,900	987,301,585
Deferred taxes	10	845,239,442	922,009,795	1,052,457,228
Other non-current liabilities		114,261,854	260,621,195	401,589,580
Total non-current liabilities		12,592,641,220	12,455,290,206	12,575,928,911
Total liabilities		16,480,480,115	17,226,743,997	19,417,454,641
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375	26,895,375
Treasury shares		(337,520,916)	(337,520,916)	(326,382,864)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	6,970,320
Revaluation reserve		508,848,388	524,724,045	556,543,594
Other reserves and accumulated earnings		1,867,141,458	2,076,740,631	2,569,843,252
Equity excluding non-controlling interests		2,079,107,764	2,304,582,594	2,840,642,816
Non-controlling interests		515,230,988	560,677,750	914,102,973
Total equity		2,594,338,752	2,865,260,344	3,754,745,789
Total liabilities and shareholders’ equity		19,074,818,867	20,092,004,341	23,172,200,430

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2013 AND 2012

Euro

	Notes	1H13	1H12
OPERATING ACTIVITIES
Collections from clients		3,740,625,945	4,225,313,703
Payments to suppliers		(1,609,201,289)	(1,819,121,639)
Payments to employees		(553,816,162)	(552,176,736)
Payments relating to income taxes		(59,184,795)	(76,062,138)
Payments relating to post retirement benefits, net	6	(90,050,855)	(92,343,679)
Payments relating to indirect taxes and other	15.a	(748,619,505)	(980,250,436)
Cash flows from operating activities (1)		679,753,339	705,359,075

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	15.b	201,713,112	332,862,371
Financial investments	15.c	335,756,793	2,267,403
Tangible and intangible assets		2,968,181	1,934,093
Interest and related income	15.d	64,120,695	134,393,897
Dividends	15.e	25,803,057	25,487,291
Other investing activities		1,604,104	1,157,607
		631,965,942	498,102,662
Payments resulting from:
Short-term financial applications	15.b	(289,008,041)	(121,378,212)
Financial investments		(9,282,175)	(2,349,446)
Tangible and intangible assets		(742,024,328)	(873,049,894)
Other investing activities		(566,339)	(2,732,096)
		(1,040,880,883)	(999,509,648)
Cash flows from investing activities (2)		(408,914,941)	(501,406,986)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	15.f	1,554,191,930	2,434,834,991
Subsidies		510,682	1,256,114
		1,554,702,612	2,436,091,105
Payments resulting from:
Loans repaid	15.f	(1,544,170,635)	(3,781,315,613)
Interest and related expenses	15.d	(366,590,514)	(424,094,709)
Dividends	15.g	(311,454,823)	(610,040,981)
Acquisition of treasury shares	15.h	—	(23,198,433)
Other financing activities	15.i	(28,255,574)	(325,001,733)
		(2,250,471,546)	(5,163,651,469)
Cash flows from financing activities (3)		(695,768,934)	(2,727,560,364)

Cash and cash equivalents at the beginning of the period		2,507,099,156	4,930,012,396
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(424,930,536)	(2,523,608,275)
Effect of exchange differences		(30,604,738)	(15,887,836)
Cash and cash equivalents of non-current assets held for sale	12	(27,302,435)	—
Cash and cash equivalents at the end of the period		2,024,261,447	2,390,516,285

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 June 2013

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the six months period ended 30 June 2013, as compared to those reported in Portugal Telecom’s last annual report.

In January 2013, Portugal Telecom launched the first quadruple play offer in Portugal, through the brand name M4O, which includes a television, internet and fixed and mobile telephone services.

On 2 April 2013, Contax Participações (“Contax”) concluded a corporate reorganization in connection with its migration to Level 2 Corporate Governance of the São Paulo Stock Exchange. Level 2 is a listing segment for the trading of shares issued by companies that voluntarily adopt specified corporate governance practices and commit to additional information disclosure beyond the minimum levels required by Brazilian law. Under this corporate reorganization, CTX Participações (“CTX”) shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held at the transaction’s date, and Contax absorbed CTX’s total indebtedness. Portugal Telecom increased its economic interest in Contax from 19.5% to 21.1% as a result of this reorganization. As this restructuring resulted only in an exchange of interests between controlling and non-controlling shareholders, the gain resulting from the increase in Portugal Telecom’s effective interest in Contax, amounting to Euro 13,260,000, was recognized directly in shareholders’ equity, reflecting a decrease in non-controlling interests by the same amount, as disclosed in the Consolidated Statement of Changes in Equity.

On 20 June 2013, following the preliminary agreement reached in January 2013, Portugal Telecom concluded the sale of its 28% stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), to CITIC Telecom International Holdings Limited (CITIC Telecom), for a total amount of USD 443.0 million, equivalent to approximately Euro 335.6 million (Note 12). CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement for capitalizing on their respective expertise in certain areas of collaboration in the telecom sector and in the identification of ICT investment opportunities in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITIC Telecom will select Portugal Telecom as the CITIC Telecom Group’s strategic ICT service provider.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 13 August 2013.

2.                  Basis of presentation

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) approved by the European Union.

These consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2012. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

During the six month periods ended 30 June 2013 and 2012, there were no relevant changes in the consolidation perimeter regarding companies consolidated by the full or proportional consolidation methods.

3.                  Accounting policies, judgments and estimates

Except for the adoption of the revised version of IAS 19 Employee Benefits (“IAS 19”), the accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

During the six months period ended 30 June 2013, the following standards, revised standards or interpretations adopted by the European Union became effective, which had no impact in Portugal Telecom’s consolidated financial statements, except for the adoption of the revised version of IAS 19, as explained further in this note:

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in December 2010

•             Amendments to IAS 12 Income Taxes issued in December 2010

•             Amendments to IAS 1 Presentation of Financial Statements issued in June 2011

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011

•             IFRS 13 Fair Value Measurement issued in May 2011

•             Amendments to IAS 19 Employee Benefits issued in June 2011

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in March 2012

The following standards, revised standards or interpretations were issued by the IASB in previous years and have already been adopted by the European Union but its mandatory application date occurs only in subsequent years:

•             Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011

•             IFRS 10 Consolidated Financial Statements issued in May 2011

•             IFRS 11 Joint Arrangements issued in May 2011

•             IFRS 12 Disclosure of Interests in Other Entities issued in May 2011

•             Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011

•             Amendments to IFRS 10 transition guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities issued in June 2012

The following standards, revised standards or interpretations were issued by the IASB but have not yet been adopted by the European Union, and the mandatory adoption date of which set by the IASB occurs in subsequent years:

•             IFRS 9 Financial Instruments Measurement issued in October 2010

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011

•             Amendments to IFRS 10, IFRS 12 and IAS 27 issued in October 2012

•             Amendments to IAS 36 Impairment of Assets issued in May 2013, which clarify that the required disclosures of information on the recoverable amount of impaired assets is applicable only for situations where that recoverable amount is based on fair value less costs of disposal.

•             IFRIC 21 Levies was issued in May 2013 and provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

•             Amendments to IAS 39 Financial Instruments: Recognition and Measurement issued in June 2013, which provide some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under similar circumstances.

In relation to the adoption of the revised version of IAS 19 Employee Benefits, the main amendments included in this revised standard are as follows:

•             Elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’, resulting in a mandatory recognition of actuarial gains and losses in other comprehensive income; this change had no impact on Portugal Telecom’s financial statements since the Company’s accounting policy was already in line with the mandatory approach included in the revised standard;

•             Change in the calculation of the expected return on assets, which is now equal to the discount rates used to compute the present value of the related benefit obligations instead of the expected long-term rate of return previously used; the impact of this change on Portugal Telecom’s financial statements resulted in a lower expected return on assets (now presented on a net basis as net interest cost) and consequently higher post retirement benefits costs, since the Company’s discount rates were lower than the former 6% expected return on assets;

•             Mandatory immediate recognition of unvested prior year service gains or losses, which previously could be deferred and recognized over the future vesting period; Portugal Telecom had previously recorded prior year service gains related to unvested rights, which following the adoption of this revised standard were reversed as from 1 January 2012;

•             Some additional disclosure requirements that are mandatory only for annual financial statements and therefore had no impact on these interim financial statements.

Consequently, as a result of the adoption of the revised version of IAS 19, the following changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2012 and to the previously reported Consolidated Income Statement for the six and three month periods ended 30 June 2012:

Consolidated Statement of Financial Position as at 1 January 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Assets
Deferred taxes	1,247,784,040	(4,191,011)	1,243,593,029
Other assets	21,928,607,401	—	21,928,607,401
Total assets	23,176,391,441	(4,191,011)	23,172,200,430
Liabilities
Post retirement benefits	1,004,065,628	(16,764,043)	987,301,585
Other liabilities	18,430,153,056	—	18,430,153,056
Total liabilities	19,434,218,684	(16,764,043)	19,417,454,641
Equity excluding non-controlling interests	2,828,069,784	12,573,032	2,840,642,816
Non-controlling interests	914,102,973	—	914,102,973
Total shareholders’ equity	3,742,172,757	12,573,032	3,754,745,789
Total liabilities and shareholders’ equity	23,176,391,441	(4,191,011)	23,172,200,430

Consolidated Statement of Financial Position as at 31 December 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Assets
Deferred taxes	1,184,140,639	(3,738,676)	1,180,401,963
Other assets	18,911,602,378	—	18,911,602,378
Total assets	20,095,743,017	(3,738,676)	20,092,004,341
Liabilities
Post retirement benefits	932,835,606	(14,954,706)	917,880,900
Other liabilities	16,308,863,097	—	16,308,863,097
Total liabilities	17,241,698,703	(14,954,706)	17,226,743,997
Equity excluding non-controlling interests	2,293,366,564	11,216,030	2,304,582,594
Non-controlling interests	560,677,750	—	560,677,750
Total shareholders’ equity	2,854,044,314	11,216,030	2,865,260,344
Total liabilities and shareholders’ equity	20,095,743,017	(3,738,676)	20,092,004,341

Consolidated Income Statement for the six months period ended 30 June 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Total revenues	3,344,696,105	—	3,344,696,105
Costs, losses and (income)
Post retirement benefits costs	28,806,741	2,834,690	31,641,431
Curtailment costs	858,784	—	858,784
Other operating expenses, net	2,871,993,554	—	2,871,993,554
Income before financial results and taxes	443,037,026	(2,834,690)	440,202,336
Financial results	187,518,211	—	187,518,211
Income taxes	88,649,129	(708,672)	87,940,457
Net income	166,869,686	(2,126,018)	164,743,668
Attributable to non-controlling interests	41,636,861	—	41,636,861
Attributable to equity holders of the parent	125,232,825	(2,126,018)	123,106,807
Earnings per share attributable to the equity holders of the parent
Basic	0.15	(0.01)	0.14
Diluted	0.15	(0.01)	0.14

Consolidated Income Statement for the three months period ended 30 June 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Total revenues	1,629,010,822	—	1,629,010,822
Costs, losses and (income)
Post retirement benefits costs	14,021,762	1,417,345	15,439,107
Curtailment costs	6,806	—	6,806
Other operating expenses, net	1,371,018,885	—	1,371,018,885
Income before financial results and taxes	243,963,369	(1,417,345)	242,546,024
Financial results	90,901,533	—	90,901,533
Income taxes	67,071,100	(354,336)	66,716,764
Net income	85,990,736	(1,063,009)	84,927,727
Attributable to non-controlling interests	17,222,168	—	17,222,168
Attributable to equity holders of the parent	68,768,568	(1,063,009)	67,705,559
Earnings per share attributable to the equity holders of the parent
Basic	0.08	(0.01)	0.08
Diluted	0.08	(0.01)	0.08

4.                  Exchange rates

As at 30 June 2013 and 31 December 2012, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.8899 and 2.7036 Brazilian Reais to the Euro, respectively. During the six month periods ended 30 June 2013 and 2012, the income and cash flow statements of subsidiaries and jointly controlled entities expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.6683 and 2.4144 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

The identification and presentation of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2012, is as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the six and three month periods ended 30 June 2013 and 2012, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	1H13			1H12
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	1,279,958,305	(10,755,429)	1,269,202,876	1,358,454,469	(11,740,732)	1,346,713,737
Telecommunications in Brazil - Oi (ii)	1,418,373,887	(1,565,080)	1,416,808,807	1,542,065,964	(1,972,387)	1,540,093,577
Revenues relating to other businesses (iii)	719,659,802	(313,259,088)	406,400,714	768,110,892	(310,222,101)	457,888,791
Group consolidated revenues			3,092,412,397			3,344,696,105

Euro

	2Q13			2Q12
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	645,511,284	(5,325,317)	640,185,967	678,081,720	(6,562,902)	671,518,818
Telecommunications in Brazil - Oi (ii)	694,430,699	(794,712)	693,635,987	753,624,971	(1,272,124)	752,352,847
Revenues relating to other businesses (iii)	369,699,833	(163,700,974)	205,998,859	376,319,228	(171,180,071)	205,139,157
Group consolidated revenues			1,539,820,813			1,629,010,822

(i)                       The reduction in standalone revenues from Portuguese telecommunications business in the six and three month periods ended 30 June 2013 (Euro 78 million and Euro 33 million, respectively), as compared to the same periods of last year, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 51 million and Euro 27 million, respectively), penalized by continued pricing and consumption pressure; (2) revenue decline in the Personal customer segment (Euro 22 million and Euro 9 million, respectively), as a result of lower customer revenues that reflect challenging economic conditions and pricing pressure, and lower interconnection revenues, following the regulated tariff declines, which more than offset higher equipment sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 12 million in the first half of 2013), including the impact from the decline in the directories business, lower capacity sales and the decline in revenues from public phones. These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 6 million and Euro 1 million, respectively), mainly related to Pay-TV and broadband revenues, which are underpinned by solid performance and continued market share gains of Meo’s double and triple play offers.

(ii)                    The reduction in standalone revenues from Oi in the six and three month periods ended 30 June 2013 (Euro 124 million and Euro 59 million, respectively), as compared to the same periods of last year, is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro (Euro 149 million and Euro 51 million, respectively). On a constant currency basis, revenues would have amounted to Euro 1,568 million in the six months period ended 30 June 2013, an increase of Euro 25 million over the same period last year primarily explained by: (1) higher residential revenues, due to the positive contribution of broadband and pay-TV revenues, that more than offset lower fixed voice revenues; (2) an increase in personal mobility revenues, on the back of higher revenues from traffic, broadband services and monthly fees, underpinned by Oi’s strong focus in the postpaid and higher income segments; and (3) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market. In the three months period ended 30 June 2013, on a constant currency basis, revenues would have decreased by Euro 9 million, mainly as a result of lower other operating revenues that more than effect higher services rendered due to the same reasons described above.

(iii)                 The lower contribution from other businesses to consolidated revenues reflects mainly the impact of the depreciation of the Brazilian Real and the Namibian Dollar against the Euro (Euro 39 million). Adjusting for this effect, the reduction in this caption is primarily explained by a lower contribution from Contax (Euro 9 million), reflecting lower revenues from Brazilian call centre services that more than offset higher revenues derived from Allus, Contax’s foreign operation.

In the six and three month periods ended 30 June 2013 and 2012, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	1H13	1H12	2Q13	2Q12
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal (i)	92,072,048	276,999,523	(32,546,446)	155,632,694
Telecommunications in Brazil - Oi (ii)	94,733,425	151,930,586	26,624,716	79,008,684
Income before financial results and taxes relating to other businesses (iii)	73,207,893	11,272,227	71,697,330	7,904,646
Income before financial results and taxes	260,013,366	440,202,336	65,775,600	242,546,024
Financial gains and (losses):
Net interest expenses (Note 8)	(292,641,115)	(235,957,866)	(146,966,867)	(128,335,603)
Equity in earnings of associated companies, net (iv)	375,919,695	95,589,309	335,857,358	49,344,969
Net other financial losses (Note 9)	(41,574,243)	(47,149,654)	(24,013,122)	(11,910,899)
Income taxes (Note 10)	4,638,314	(87,940,457)	36,930,625	(66,716,764)
Net income	306,356,017	164,743,668	267,583,594	84,927,727

(i)                       The performance of this operating segment in the six and three month periods ended 30 June 2013 reflects mainly: (1) lower operating revenues (Euro 78 million and 33 Euro million, respectively), as explained above; (2) lower net other gains (Euro 35 million and Euro 64 million, respectively), due to a gain recorded in the second quarter of 2012 corresponding to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, partially offset by a gain recorded in the first quarter of 2013 related to the Wireline Concession Agreement, as explained in Note 7; and (3) curtailment costs of Euro 101 million recorded in the second quarter of 2013 reflecting a redundancy programme implemented during that period. These effects were partially offset by a reduction in depreciation and amortization expenses (Euro 10 million and Euro 5 million, respectively), already benefiting from lower investments in recent quarters, and lower post retirement benefits costs (Euro 8 million and Euro 4 million, respectively), explained by the decline in discount rates that resulted in a lower net interest cost.

(ii)                    The reduction in Oi’s income before financial results and taxes in the six and three month periods ended 30 June 2013 (Euro 57 million and Euro 52 million, respectively), as compared to the same periods of last year, and excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 10 million and Euro 1 million, respectively) is mainly due to (1) higher depreciation and amortization expenses (Euro 43 million and Euro 24 million, respectively), reflecting increased capital expenditures incurred in 2012 as compared to previous years, including the acquisition of the 4G license in June 2012, (2) higher commercial costs (Euro 19 million and Euro 4 million, respectively), reflecting the improvements in sales and services rendered, and (3) higher third party expenses (Euro 38 million and Euro 11 million, respectively), including mainly maintenance and repairs and rentals. These effects more than offset (1) higher net service revenues (Euro 29 million and Euro 9 million, respectively), (2) a reduction in personnel costs in the first half of 2013 (Euro 15 million) explained primarily by lower variable remunerations, and (3) lower provisions and adjustments (Euro 18 million and Euro 12 million, respectively).

(iii)                 The increase in this caption reflects primarily a gain recorded in the second quarter of 2013 resulting from the settlement of contractual obligations that had been assumed upon the acquisition of the investment in Oi, as explained in Note 7.

(iv)                In the six months period ended 30 June 2013, this caption includes a gain of Euro 310 million related to the completion of the disposal of the investment in CTM (Note 12.b). Adjusting for this effect and Portugal Telecom’s share in the earnings of CTM in 2012, equity in earnings of associated companies would have decreased from Euro 83 million to Euro 66 million in the six months period ended 30 June 2013, reflecting primarily tax and currency effects in foreign countries, as operationally these businesses continue to perform.

In the six and three month periods ended 30 June 2013 and 2012, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 13):

Euro

	1H13	1H12	2Q13	2Q12
Telecommunications in Portugal	227,898,263	238,378,965	128,732,444	123,483,437
Telecommunications in Brazil - Oi	309,160,285	217,629,134	144,908,281	97,045,834
Other businesses	59,220,592	66,113,825	36,106,677	42,695,933
	596,279,140	522,121,924	309,747,402	263,225,204

In the six months period ended 30 June 2013, capital expenditures in the Portuguese telecommunications business amounted to Euro 228 million, a decrease of Euro 10 million over the same period last year, notwithstanding the investments made during the second quarter of 2013 in the rollout of Portugal Telecom’s Data Center in Covilhã, which will be inaugurated in September 2013.

The decline in Portuguese telecommunications businesses’ capital expenditure reflects the investments in future proof technologies and networks undertaken in previous years, which are translated into Portugal Telecom’s clear leadership in FTTH and 4G-LTE coverage in Portugal. In the six months period ended 30 June 2013, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 27% of total capital expenditures; (2) customer capital expenditure, which amounted to Euro 86 million, which represented 38% of total capital expenditures, and (3) technology and infrastructure capital expenditure (Euro 78 million, -30.2% y.o.y). The investments in IT/IS projects were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience.

On a constant currency basis, excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million), Oi’s capital expenditures would have amounted to Euro 342 million in the six months period ended 30 June 2013, an increase of Euro 124 million over the same period of last year, reflecting investments in 3G coverage and capacity in the initial roll-out of 4G-LTE network and in the capacity and capillarity of the wireline and broadband networks.

6.                  Post retirement benefits

As at 30 June 2013, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the six months period ended 30 June 2013 are based on the 31 December 2012 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 30 June 2013, the projected post retirement benefits obligations from Portuguese operations, which relate to pension complements and healthcare benefits, totalled Euro 505 million and the market value of assets under management amounted to Euro 368 million, as compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 790 million as at 30 June 2013, as compared to Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. Consequently, as at 30 June 2013, net benefits obligations from Portuguese operations amounted to Euro 926 million, as compared to Euro 834 million as at 31 December 2012. In addition, Portugal Telecom proportionally consolidated net post retirement benefits obligations of Oi, which amounted to Euro 63 million as at 30 June 2013 and Euro 73 million as at 31 December 2012.

During the six  month periods ended 30 June 2013 and 2012, the movements occurred in post retirement benefits obligations, net of the market value of plan assets, were as follows:

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287	72,269,136	462,142	72,731,278	906,465,565
Periodic post retirement benefits costs	607,834	3,175,954	6,639,801	10,423,589	3,624,324	10,248	3,634,572	14,058,161
Work force reduction costs	—	2,417,744	124,761,388	127,179,132	—	—	—	127,179,132
Net actuarial losses	2,419,056	22,440,271	—	24,859,327	—	—	—	24,859,327
Payments, contributions and reimbursements	(902,306)	2,973,689	(71,808,487)	(69,737,104)	(8,735,827)	—	(8,735,827)	(78,472,931)
Foreign currency translation adjustments	—	—	—	—	(4,266,931)	(30,579)	(4,297,510)	(4,297,510)
Balance as at 30 June 2013	29,925,789	106,503,293	790,030,149	926,459,231	62,890,702	441,811	63,332,513	989,791,744

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2011	23,084,264	106,349,617	782,498,256	911,932,137	61,354,018	394,495	61,748,513	973,680,650
Periodic post retirement benefits costs	687,416	4,052,409	12,871,635	17,611,460	2,583,077	20,031	2,603,108	20,214,568
Work force reduction costs	—	—	461,957	461,957	—	—	—	461,957
Net actuarial losses (gains)	(1,521,479)	(19,758,498)	34,775,396	13,495,419	—	—	—	13,495,419
Payments, contributions and reimbursements	(1,799,397)	4,978,247	(70,506,473)	(67,327,623)	(10,364,915)	(42)	(10,364,957)	(77,692,580)
Foreign currency translation adjustments	—	—	—	—	(3,379,570)	(26,191)	(3,405,761)	(3,405,761)
Balance as at 30 June 2012	20,450,804	95,621,775	760,100,771	876,173,350	50,192,610	388,293	50,580,903	926,754,253

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 30 June 2013 and 31 December 2012, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	30 Jun 2013	31 Dec 2012
Pension plans with a deficit position	101,173,668	111,485,676
Salaries to pre-retired and suspended employees	790,030,149	730,437,447
Healthcare plans with a deficit position	106,945,104	75,957,777
Plans with a deficit position	998,148,921	917,880,900
Pension plans with a surplus position	(8,357,177)	(11,415,335)
	989,791,744	906,465,565

The detail of post retirement benefits costs in the six and three month periods ended 30 June 2013 and 2012 is as follows:

Euro

	1H13	1H12	2Q13	2Q12
Post retirement benefits costs
Portuguese operations
Periodic service cost	2,112,490	1,761,185	1,056,245	880,592
Net interest cost	8,311,099	15,850,275	4,155,017	7,925,137
	10,423,589	17,611,460	5,211,262	8,805,729
Service cost related to liabilities transferred to the Portuguese State (i)	10,776,542	11,426,863	5,303,877	5,516,406
Sub-total	21,200,131	29,038,323	10,515,139	14,322,135
Oi
Periodic service cost	727,255	1,269,425	317,463	607,788
Net interest cost	(2,259,448)	(53,754,476)	(1,116,227)	(25,738,789)
Effect of the limit on a defined benefit asset (ii)	5,166,765	55,088,159	2,595,400	26,247,973
Sub-total	3,634,572	2,603,108	1,796,636	1,116,972
Total post retirement benefits costs	24,834,703	31,641,431	12,311,775	15,439,107

Work force reduction costs
Curtailment cost (iii)	127,179,132	461,957	127,155,104	21,999
Termination payments	1,037,822	396,827	417,957	(15,193)
Total work force reduction costs	128,216,954	858,784	127,573,061	6,806

(i)                       This caption relates to a contribution to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(ii)                    Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

(iii)                 The cost recorded in the six months period ended 30 June 2013 corresponds to a redundancy programme implemented in the second quarter of 2013 covering approximately 400 employees.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the six and three month periods ended 30 June 2013 and 2012, which relate to Portuguese operations, is as follows:

Euro

	1H13	1H12	2Q13	2Q12
Differences between actual data and actuarial assumptions (i)	(24,859,327)	21,279,977	(20,602,303)	8,231,931
Changes in actuarial assumptions (ii)	—	(34,775,396)	—	—
	(24,859,327)	(13,495,419)	(20,602,303)	8,231,931

(i)                       These net actuarial gains and losses recorded in the six and three month periods ended 30 June 2013 and 2012 relate to the difference between actual return on plan assets and the expected return on plan assets computed based on the discount rates for the related obligations. In the six month periods ended 30 June 2013 and 2012, the actual return on plan assets was -3.9% and +8.5%, respectively, as compared to the average discount rates used to compute the expected return on assets, which stood at approximately +1.9% and +2.4%, respectively.

(ii)                    In the six months period ended 30 June 2012, this caption corresponds to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age.

Net cash out flows relating to post retirement benefits in the six month periods ended 30 June 2013 and 2012 are as follows:

Euro

	1H13	1H12
Payments of salaries to pre-retired and suspended employees	71,808,487	70,506,473
Contributions to the pension funds (i)	9,214,632	11,464,915
Reimbursements related to healthcare expenses	(2,973,689)	(4,978,205)
Payments of pension complements benefits	423,501	699,397
	78,472,931	77,692,580
Service cost related to liabilities transferred to the Portuguese State (ii)	10,540,102	14,254,272
Termination payments	1,037,822	396,827
	90,050,855	92,343,679

(i)             This caption includes primarily contributions related to the pension plans from Oi amounting to Euro 8.7 million and Euro 10.4 million, respectively.(i)

(ii)          This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.              Net other gains

Net other gains amounted to Euro 81 million in the six months period ended 30 June 2013 and Euro 17 million in the same period of last year. In the first half of 2013, this caption includes (1) a gain resulting from the settlement of contractual obligations related with the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized, (2) a gain related with the wireline Concession Agreement, and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In the first half 2012, this caption includes a gain related to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement net of provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

8.              Net interest expenses

In the six and three month periods ended 30 June 2013 and 2012, this caption consists of (Note 5):

Euro

	1H13	1H12	2Q13	2Q12
Interest expense
Related to loans obtained and financial instruments	352,192,528	378,353,084	172,764,238	179,614,367
Other	2,422,936	3,391,825	3,396,212	3,945,170
Interest income
Related to cash, short-term investments and financial instruments	(59,872,632)	(143,935,156)	(28,480,842)	(54,393,419)
Other	(2,101,717)	(1,851,887)	(712,741)	(830,515)
	292,641,115	235,957,866	146,966,867	128,335,603

The increase in net interest expenses reflects primarily (1) an increase in the average cost of net debt from Portuguese operations, from 3.9% in the first half of 2012 to 5.3% in the first half of 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, and (2) a higher contribution from Oi, Contax and its controlling shareholders (Euro 22 million), reflecting the impact of the increase in its average net debt partially offset by the reduction in the cost of debt in Brazil and the effect of the depreciation of the Brazilian Real against the Euro (Euro 17 million). The increase in Oi’s average net debt is primarily explained by (1) payments made in April 2012 in connection with Oi’s corporate simplification, (2) the negative free cash flow generated in 2012 and during the first half of 2013, reflecting mainly legal action payments, and (3) the dividends paid throughout the last year and a half.

9.              Net other financial losses

In the six and three month periods ended 30 June 2013 and 2012, this caption consists of (Note 5):

Euro

	1H13	1H12	2Q13	2Q12
Bank commissions and expenses	33,501,079	36,166,189	16,906,380	17,129,237
Net losses on derivatives	47,405	4,018,044	52,361	52,361
Net foreign currency exchange losses (gains)	(4,540,713)	(6,770,531)	963,763	(10,205,941)
Other	12,566,472	13,735,952	6,090,618	4,935,242
	41,574,243	47,149,654	24,013,122	11,910,899

The reduction in net other financial losses, which include net foreign currency, net losses on financial assets and net other financial expenses, reflects primarily a loss of Euro 4 million recorded in the three months period ended 31 March 2012 in connection with the settlement of an interest rate derivative and lower net other financial expenses at Oi, which more than offset lower net foreign currency gains (Euro 2 million).

10.       Income taxes

In 2013, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million (Euro 10.0 million in 2012) and at the rate of 5.0% on taxable income in excess of Euro 7.5 million (Euro 10.0 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5%.

Companies located in Brazil, namely Oi and Contax that are proportionally consolidated, are subject to income taxes at a nominal rate of 34%.

In the six and three month periods ended 30 June 2013 and 2012, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	1H13	1H12	2Q13	2Q12
Income before taxes	301,717,703	252,684,125	230,652,969	151,644,491
Statutory tax rate	31.5%	31.5%	31.5%	31.5%
	95,041,076	79,595,499	72,655,685	47,768,014
Difference in tax rates (i)	1,801,914	(14,520,679)	6,851,456	(10,666,281)
Tax incentives obtained by Oi	(4,669,414)	(12,299,926)	(2,306,816)	(7,932,566)
Permanent differences (ii)	(95,988,814)	26,953,949	(109,543,675)	30,020,764
Provisions for income tax contingencies	15,583,675	18,657,062	11,506,815	17,970,075
Adjustments to the income taxes of previous years	(16,406,751)	(10,445,448)	(16,094,090)	(10,443,242)
	(4,638,314)	87,940,457	(36,930,625)	66,716,764
Income tax
Income tax-current	64,563,191	116,211,016	21,104,238	62,028,229
Deferred taxes	(69,201,505)	(28,270,559)	(58,034,863)	4,688,535
	(4,638,314)	87,940,457	(36,930,625)	66,716,764

(i)             This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(ii)          The change in this caption reflects primarily the impact of higher non-taxable gains recorded in the second quarter of 2013, including mainly the gain recorded upon the disposal of the investment in CTM (Note 12) and the gain resulting from the settlement of contractual obligations assumed under the acquisition of Oi (Note 7).

The reduction in income taxes, from a cost of Euro 88 million in the six months period ended 30 June 2012 to a gain of Euro 5 million in the six months period ended 30 June 2013, is primarily explained by lower income from operations, higher curtailment charges and increased interest expenses. These effects were more than offset by the recognition in 2013 of certain non-taxable gains, as refered to in the table above, which translated into an increase in income before income taxes.

Deferred tax assets recorded in the Consolidated Statement of Financial Position amounted to Euro 1,209 million as at 30 June 2013 and Euro 1,180 million as at 31 December 2012, reflecting a higher contribution from Brazilian operations mainly due to tax losses generated in the period by companies of the Oi Group, and notwithstanding the impact of the appreciation of the Brazilian Real against the Euro (Euro 44 million). The decrease in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 922 million as at 31 December 2012 to Euro 845 million as at 30 June 2013, reflects mainly the impact of the depreciation of the Brazilian Real against the Euro (Euro 40 million) and the recognition in earnings of the tax effect fair value adjustments recorded in connection with purchase price allocations related to the acquisition by Portugal Telecom of the investments in Oi and Contax, completed in March 2011, and to other business combinations occurred in previous years at the Oi Group.

11.       Earnings per share and dividends

Earnings per share in the six and three month periods ended 30 June 2013 and 2012 were computed as follows:

Euro

		1H13	1H12	2Q13	2Q12
Net income attributable to equity holders of the parent	(1)	284,001,545	123,106,807	257,254,893	67,705,559
Financial costs related to exchangeable bonds (net of tax)	(2)	15,356,814	14,873,633	7,749,799	7,464,634
Net income considered in the computation of the diluted earnings per share	(3)	299,358,359	137,980,440	265,004,692	75,170,193
Weighted average common shares outstanding in the period (i)	(4)	855,028,595	858,308,516	855,028,595	857,069,438
Effect of the exchangeable bonds (ii)		84,175,084	80,727,488	84,175,084	81,667,741
	(5)	939,203,679	939,036,004	939,203,679	938,737,179
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.33	0.14	0.30	0.08
Diluted	(3)/(5)	0.32	0.14	0.28	0.08

(i)             Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi.

(ii)          The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in May 2012.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, amounting to Euro 184,799,868, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439, totalling Euro 556,737,707 paid in the six months period ended 30 June 2012 (Note 15.g).

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013, amounting to Euro 277,884,293 million (Note 15.g).

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s issued shares adjusted by treasury shares recognized in the Consolidated Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest in its own shares that were acquired by Telemar Norte Leste throughout 2011 and 2012.

12.       Non-current assets and liabilities held for sale

The composition of non-current assets and liabilities held for sale as at 30 June 2013 and 31 December 2012 is as follows:

Euro

	30 Jun 2013	31 Dec 2012
Non-current assets held for sale
Assets related to Oi’s submarine cables business	73,891,102	—
Real estate held by Oi	8,633,446	10,693,599
Equity investment in Sportinveste Multimedia	4,754,096	4,622,069
Equity investment in CTM	—	47,318,899
	87,278,644	62,634,567
Non-current liabilities held for sale
Liabilities related to Oi’s submarine cables business	25,560,369	—
	25,560,369	—

These assets are recorded at their carrying amounts which are lower than their fair values less costs to sell.

a)        BrT CS (submarine cables business)

On 15 July 2013, Oi entered into a contract with BTG Pactual YS Empreendimentos e Participacoes S.A. under which it agreed to sell its interest in the subsidiary BrT Cabos Submarinos (BrT CS) for a total amount of R$ 1,745 million (approximately Euro 155 million on a proportional basis), subject to certain contractual adjustments. BrT CS fully owns GlobeNet group, which renders integrated data services through a 22,500 kms system of optical fiber submarine cables with connection points in the United States, Bermuda Islands, Venezuela and Brazil. This transaction involves also the supply of capacity by GlobeNet to Oi under a fixed-price long-term contract with volume and capacity guarantees. This transaction is subject to fulfillment of certain conditions provided in the contract, including the necessary approval from regulators and antitrust authorities in the various jurisdictions in which GlobeNet  operates. In accordance with IFRS 5, the Company classified as held for sale the group of assets and liabilities directly associated with this business, as follows:

Euro million

30 Jun 2013
Tangible and intangible assets (Note 13)	32
Cash and cash equivalents	27
Accounts receivable	3
Other	12
Total assets	74
Accounts payable	19
Other	6
Total liabilities	26
Net assets	48

b)        CTM

On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake held in CTM to CITIC Telecom and as such this investment was classified as a non-current asset held for sale as at 31 December 2012. Upon the closing of this transaction on 20 June 2013, Portugal Telecom received a total amount of Euro 335.6 million (Notes 1 and 15.c) and recognized a gain of Euro 310.4 million (Note 5), which includes:  (1) a capital gain of Euro 313.5 million correponding to the difference between the proceeds obtained from this transation and the carrying value of this investment as at 31 December 2012 net of dividends received during the first quarter of 2013, amounting to Euro 25.2 million (Note 15.e), and a loss of Euro 3.1 million corresponding to the cumulative amount of negative foreign currency translation adjustments relating to this investment that was reclassified to profit and loss upon the completion of the sale.

13. Tangible and intangible assets

As at 30 June 2013 and 31 December 2012, the balances of tangible and intangible assets were as follows:

Euro

	30 Jun 2013	31 Dec 2012
Tangible assets	5,784,038,886	6,018,873,354
Intangible assets
Licenses and other rights	3,276,149,195	3,540,432,361
Other intangible assets	111,922,172	99,693,726
	3,388,071,367	3,640,126,087
	9,172,110,253	9,658,999,441

The change in the carrying amount of tangible and intangible assets during the six months period ended 30 June 2013 is primarily explained by:

•      Depreciation and amortization costs of Euro 685 million;

•      Capital expenditures amounting to Euro 596 million (Note 5);

•      Negative foreign currency translation adjustments amounting to Euro 360 million, which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro; and

•      Tangible and intangible assets from Oi’s submarine cables business (Euro 32 million), which was classified as held for sale as at 30 June 2013, as explained in Note 12.

During the six and three month periods ended 30 June 2013 and 2012, depreciation and amortization costs and capital expenditures were as follows:

Euro

	1H13	1H12	2Q13	2Q12
Depreciation and amortization costs
Tangible assets	452,459,373	480,239,143	228,565,571	247,590,364
Intangible assets	232,988,456	203,197,361	116,525,445	89,117,810
	685,447,829	683,436,504	345,091,016	336,708,174
Capital expenditures (Note 5)
Tangible assets	547,542,786	479,904,948	285,495,369	240,552,377
Intangible assets	48,736,354	42,216,976	24,252,033	22,672,827
	596,279,140	522,121,924	309,747,402	263,225,204

Depreciation and amortization costs amounted to Euro 685 million in the six months period ended 30 June 2013, as compared to Euro 683 million in the same period of last year. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 34 million), depreciation and amortisation costs would have increased by 5.2% (Euro 36 million) in the six months period ended 30 June 2013 to Euro 719 million. This increase is explained primarily by a higher contribution from Oi (Euro 43 million) reflecting the amortization of the 4G-LTE license acquired in June 2012 and also increased investments made in 2013 as compared to 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, in the capacity, capillarity and quality of the wireline and broadband networks. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 10 million), reflecting the decline in capex occurred in 2012 following the investments in future proof technologies and new generation networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

As at 30 June 2013, excluding the impact of the proportional consolidation of Oi and Contax, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 89 million and Euro 59 million, respectively.

14.       Debt

As at 30 June 2013 and 31 December 2012, Portugal Telecom’s gross debt amounted respectively to Euro 10,917,210,573 and Euro 11,098,505,875, as follows:

Euro

	30 Jun 2013		31 Dec 2012
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	737,915,685	—	732,944,410
Bonds	225,806,545	6,707,803,052	1,079,735,369	5,800,296,695
Bank loans
External loans	319,548,593	2,081,749,673	337,093,482	2,548,878,805
Domestic loans	3,340,254	176,976,360	2,753,090	108,765,906
Liability related to equity swaps on treasury shares	73,210,081	—	73,210,081	—
Commercial paper	468,000,000	—	175,750,000	—
Leasings	25,558,438	28,301,856	24,286,305	23,968,784
Derivative financial instruments	(13,903,657)	(104,725,089)	(31,333,877)	(7,657,476)
Other financings	27,670,625	159,958,157	51,258,437	178,555,864
	1,129,230,879	9,787,979,694	1,712,752,887	9,385,752,988

During the six months period ended 30 June 2013, gross debt decreased by Euro 181 million reflecting primarily:

•                  A reduction in gross debt from Brazilian operations, amounting to Euro 237 million, mainly due to the impact of the depreciation of the Brazilian Real against the Euro (Euro 240 million), since on a constant exchange rate basis, Oi’s gross debt would have remained broadly stable as the  debentures issued by Oi in March 2013, amounting to R$1,500 million (Euro 150 million on a proportional basis) and maturing in 2019, were offset by several repayments made during the semester in line with repayment terms disclosed in the last annual report, including the repayment of the debentures issued in March 2006, amounting to R$ 540 million (Euro 48 million on a proportional basis).

•                  An increase of Euro 56 million excluding Brazilian operations, reflecting (1) the increase in the amounts due under Portugal Telecom’s commercial paper programmes (Euro 292 million),  (2) a 1 billion Eurobond issued on 10 May 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%, and (3) a Euro 70 million loan obtained in May 2013 and maturing in 2017, which were partially offset by (1) the repayment of the 1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity, and (2) the decrease in the outstanding amount due under Portugal Telecom’s standby credit facilities entered into in previous years (Euro 350 million).

Except for the above mentioned, during the six months period ended 30 June 2013, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2012 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

Excluding the impact of the proportional consolidation of Oi, Contax and its controlling shareholders, the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities plus the amount of available cash, totalled Euro 3,490 million.

On 11 February 2013, Standard & Poors reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BB+ to BB, with negative outlook, and maintaining the short-term rating at B.

15.       Statement of cash flows

(a)         Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal and ICMS in Brazil. The decrease of Euro 232 million in this caption reflects primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 78 million) and an advance received by Oi amounting to approximately Euro 100 million in connection with the transfer, for a 20 year period, of the right to operate the towers from its fixed network infrastructure.

(b)         Short-term financial applications - These captions include basically cash payments related to new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 87,294,929 in the six months period ended 30 June 2013, as compared to net cash receipts of Euro 211,484,159 in the six months period ended 30 June 2012.

(c)          Cash receipts resulting from financial investments — In the six months period ended 30 June 2013, this caption includes basically the proceeds obtained from the disposal of the investment in CTM, amounting to Euro 335.6 million (Note 12).

(d)         Cash receipts (payments) resulting from interest and related income (expenses) —  In the six months periods ended 30 June 2013 and 2012, cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 302,469,819 and Euro 289,700,812, respectively. This increase is primarily explained by  higher contributions from both Portuguese operations and Oi, partially offset by the impact of the depreciation of the Brazilian Real against the Euro. The higher contribution from Oi reflects the increase in its average net debt, as explained in Note 8.

(e)          Cash receipts resulting from dividends — During the six month periods ended 30 June 2013 and 2012, the composition of this caption is as follows:

Euro

	1H13	1H12
CTM (Note 12)	25,228,274	24,503,286
Other	574,783	984,005
	25,803,057	25,487,291

(f)           Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the six months period ended 30 June 2013, cash receipts resulting from loans obtained, net of cash payments from loans repaid, amounted to Euro 10,021,295, reflecting several effects that offset each other, as disclosed in Note 13, including mainly the 1 billion Eurobond issued in May 2013 and the 2009 Eurobond repaid in April 2013 for an amount of Euro 936 million.

In the six months period ended 30 June 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,346,480,622 and reflects primarily (1) the repayment of the Eurobond amounting to Euro 1,300 million issued by PT Finance in March 2005, (2) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 159 million proportionally consolidated), and (3) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by senior notes (US$ 1,500 million) and debentures (R$ 2,000 million) issued by Oi, S.A., corresponding to Euro 534 million proportionally consolidated in Portugal Telecom’s Statement of Cash Flows.

(g)         Dividends paid — In the six month periods ended 30 June 2013 and 2012, the composition of this caption is as follows:

Euro

	1H13	1H12
Portugal Telecom (Note 11)	277,884,293	556,737,307
Oi and Contax (i)	15,626,695	33,804,044
MTC	9,860,259	11,027,569
Other	8,083,576	8,472,061
	311,454,823	610,040,981

(i)             Dividends paid by Oi and Contax included under this caption correspond to the difference between the proportional consolidation of dividends paid by this entity and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel and Bratel Brasil.

(h)         Payments resulting from the acquisition of treasury shares— This caption corresponds to the total amounts paid by Oi during the six months period ended 30 June 2012 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi. In the six months period ended 30 June 2012, Oi acquired a total 25.1 million Portugal Telecom’s own shares for a total amount of Euro 100 million, of which Euro 23,198,433 were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as acquisition of own shares. Following the acquisition of these 25.1 million shares, in addition to the 64.6 million shares acquired in 2011, Oi now holds 10.0% of Portugal Telecom’s issued shares, as envisaged in the strategic partnership entered into between Portugal Telecom and Oi.

(i)            Payments resulting from other financing activities — This caption includes primarily (1) the settlement of cross currency derivatives by Oi (Euro 24 million and Euro 14 million in the six month periods ended 30 June 2013 and 2012, respectively), (2) payments to non-controlling interests of Africatel related to a share capital reduction undertaken by this company in the first half of 2012 (Euro 13 million) and (3) a total amount of Euro 293 million paid by Oi in April 2012 in connection with the completion of the Corporate Reorganization of the Oi Group, including the consideration of R$2,000 million paid in relation to the exercise of withdrawal rights and the amount of R$ 762 million paid to the former non-controlling shareholders of Brasil Telecom in relation to the distribution of redeemable shares.

16.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 June 2013 and 31 December 2012 and transactions occurred during the six month periods ended 30 June 2013 and 2012 between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Jun 2013	31 Dec 2012	30 Jun 2013	31 Dec 2012	30 Jun 2013	31 Dec 2012
Jointly controlled entities (i)	9,473,331	5,657,114	—	—	—	—
Other international companies:
Unitel (ii)	251,466,722	245,675,718	8,354,488	5,809,113	—	—
Multitel	7,535,251	7,517,277	197,689	323,322	944,790	936,627
CTM	140,892	154,198	32,808	15,743	—	—
Other	275,397	—	—	—	—	—
Domestic companies:
Páginas Amarelas	1,017,937	4,383,690	1,355,596	6,517,948	—	—
PT-ACS	2,969,608	2,417,335	169,283	2,386,234	—	—
Fundação PT	630,757	569,949	1,475	11	—	—
Sportinveste Multimédia	42,447	103,641	212,460	643,387	32,282,861	32,282,861
Siresp	30,180	38,179	5,880	—	1,387,000	1,513,090
Other	308,810	230,808	795,577	502,404	2,415,888	2,478,408

	273,891,332	266,747,909	11,125,256	16,198,162	37,030,539	37,210,986

(i)

This caption relates primarily to balances outstanding between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)	Accounts receivable from Unitel as at 30 June 2013 and 31 December 2012 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	1H13	1H12	1H13	1H12	1H13	1H12
Jointly controlled entities (i)	1,303,998	1,443,866	62,124,318	56,361,472	—	—
Other international companies:
Unitel	2,602,248	3,381,471	6,389,728	6,888,063	—	—
Multitel	153,575	233,687	888,360	1,643,670	—	—
CTM	75,185	23,495	52,251	129,658	—	—
Other	13,892	—	18	51,601	—	—
Domestic companies:
Páginas Amarelas (ii)	11,235,012	14,848,518	1,664,209	1,176,660	—	304
PT-ACS	3,907,113	4,725,753	1,418,521	1,109,187	—	—
Sportinveste Multimédia	496,060	420,755	94,730	89,774	16,584	30,349
Siresp	—	28,621	7,502,331	7,105,743	30,126	69,508
Other	370,864	360,537	2,069,560	2,057,473	64,155	4,171

	20,157,947	25,466,703	82,204,026	76,613,301	110,865	104,332

(i)

This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)	The reduction in costs with Páginas Amarelas reflects primarily the decline in the directories business.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•                  Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•                  Roaming agreements entered into with Unitel; and

•                  Call centre services provided by Contax to Oi.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the six months period ended 30 June 2013 and balances as at 30 June 2013 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
BES	35,968,543	12,453,761	1,954,961	493
Caixa Geral de Depósitos	10,950,314	4,526,377	3,088,246	116,107
Visabeira	4,653,735	35,910,553	33,790,827	17,581,751
Controlinveste	1,273,940	25,192,553	465,381	8,295,784
Ongoing	255,897	1,714,692	288,456	427,570
BlackRock	526	—	16,748	71
UBS	20	22,500	120	—
	53,102,975	79,820,436	39,604,739	26,421,776

(i)             Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline approved by the board of directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 30 June 2013, the total exposure of these investments to BES, Rocha dos Santos Holding and Portugal Telecom was Euro 53 million, Euro 107 million and Euro 52 million, respectively, as compared to Euro 77 million, Euro 104 million and Euro 66 million as at 31 December 2012, respectively.

c) Other

During the six month periods ended 30 June 2013 and 2012, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 2.96 million and Euro 2.84 million, respectively.

Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis. In the six month periods ended 30 June 2013, the annual variable remuneration of 2012 paid to the seven executive board members amounted to Euro 2.2 million.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom’s board members (six in 2012) perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the six month periods ended 30 June 2013 and 2012 a total fixed compensation of R$ 0.96 million (Euro 0.36 million) and R$ 0.94 million (Euro 0.39 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 June 2013, there was no share based payment program or termination benefits in place.

During the six month periods ended 30 June 2013 and 2012, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 2.3 million and Euro 2.7 million, respectively. Variable remunerations paid to key employees in the six months period ended 30 June 2013 amounted to Euro 2.2 million.

17.           Financial assets and liabilities

Portugal Telecom is primarily exposed to market risks resulting from changes in foreign currency exchange rates and interest rates, credit risks and liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to an acceptable level. As explained in more detail in the Company’s last annual report, Portugal Telecom’s financial risk management is conducted primarily through:

(i)                  Exchange hedging financial instruments entered into in order to reduce the risks associated to debt denominated in currencies different from the functional currency of the country where the borrowing company operates, which relate mainly to a portion of foreign currency debt contracted by Oi and its subsidiaries that is not hedged indirectly through foreign currency-denominated cash applications.

(ii)               Interest rate derivatives entered into with the purpose of swapping floating rate into fixed rate debt, in order to reduce the risks associated with the Group’s floating interest rate debt that is not hedged indirectly through cash applications, since these instruments also bear interest at floating rates.

(iii)            A regular monitoring of outstanding receivables from services rendered to our customers in order to manage credit risk, which is made on a business-to-business basis and aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer, (b) monitor the evolution of the level of credit granted, (c) perform an impairment analysis of its receivables on a regular basis, and (d) assess the market risk where the customer is located.

(iv)           Maintaining a liquidity position and an average maturity of debt that allows the Group to repay its short-term debt and, at the same time, pay all its contractual obligations, in order to mitigate liquidity risks. Portugal Telecom’s liquidity position is given by the amount of available cash and cash equivalents plus the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities, as mentioned in Note 14.

The contracting of the above mentioned derivative financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

The table below presents the carrying amount and the fair value of the Group’s main financial assets and financial liabilities as at 30 June 2013 and 31 December 2012, including the fair value hierarquichy level for those for which a fair value calculation was obtained:

Euro million

		30 Jun 2013		31 Dec 2012
	Fair value	Carrying	Fair	Carrying	Fair
Caption	hierarchy (i)	value	value	value	value
Financial assets carried at amortised cost:
Cash and cash equivalents		2,024.3	2,024.3	2,507.1	2,507.1
Short-term investments		955.5	955.5	880.2	880.2
Accounts receivable - trade (ii)		1,474.5	1,474.5	1,518.9	1,518.9
Accounts receivable - other (ii)		508.9	508.9	481.9	481.9
Investments in group companies - loans granted		5.3	5.3	5.6	5.6
		4,968.5	4,968.5	5,393.7	5,393.7
Financial liabilities carried at amortised cost:
Debt - exchangeable bonds (Note 14) (iii)	Level 1	737.9	763.4	732.9	766.0
Debt - bonds (Note 14)
Portuguese operations (iii)	Level 1	4,779.2	4,756.3	4,716.0	4,809.9
Brazilian operations (iv)	Level 2	2,154.4	2,117.4	2,164.0	2,256.3
Debt - bank loans (Note 14) (iv)	Level 2	2,581.6	2,536.6	2,997.5	2,950.8
Debt - equity swaps on treasury shares (Note 14) (v)	Level 2	73.2	12.9	73.2	(4.1)
Debt - other loans (Note 14) (vi)		655.6	655.6	405.6	405.6
Accounts payable (ii)		953.2	953.2	1,263.2	1,263.2
Accrued expenses (ii)		809.0	809.0	792.8	792.8
Other current liabilities		178.4	178.4	94.2	94.2
Other non-current liabilities		62.2	62.2	210.8	210.8
		12,984.7	12,844.9	13,450.3	13,545.6
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 14)		53.9	53.9	48.3	48.3
		53.9	53.9	48.3	48.3
Derivative financial instruments (vii)
Debt		118.6	118.6	39.0	39.0
Other non-current assets (liabilities)		(1.5)	(1.5)	3.6	3.6
		117.2	117.2	42.6	42.6

(i)                  IFRS 7 Financial Instruments: Disclosures refers that the fair value of financial assets and liabilities must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions, named fair value measurement hierarchy. This hierarchy attaches more importance to available market inputs (observable data) and a less weight to inputs based on data without transparency (unobservable data), ranging from Level 1 to Level 3, respectively. During the six months period ended 30 June 2013, there were not significant trans fers between the levels of the fair value hierarchy.

(ii)               Accounts receivable, accounts payable and accrued expenses have generally short-term maturities and therefore their fair values is considered to be similar to the respective carrying amounts. There is however some non-current receivables and payables that are recorded at present value and for which there is no active market, as a result of which the fair values were deemed similar to the carrying amounts.

(iii)            Fair value of convertible bonds and non-convertible bonds from Portuguese operations was obtained based on quoted prices in active markets.

(iv)           Fair value of debt from Brazilian operations and bank loans from Portuguese operations was determined based on a discounted cash flow methodology using inputs that are observable in the market, except for certain loans from Brazilian operations that were obtained from BNDES and export credit agencies, which correspond to exclusive markets and, therefore, their fair values are similar to their carrying amounts.

(v)              The fair value of the financial instrument associated with the liability related to equity swaps on treasury shares was determined based on the difference between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, including the interest effect.

(vi)           Other loans include mainly amounts due under commercial paper programmes, the maturity of which is lower than 3 months, and certain other loans from Brazilian operations that were obtained in exclusive markets. For these reasons, the fair value of these instruments was assumed to be similar to the corresponding carrying values.

(vii)        Derivative financial instruments are recorded at fair value based on a discounted cash flow methodology using inputs that are observable in the market.

Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

18.           Subsequent events

On 12 July 2013, Oi transferred, for a 20-year period, the right to operate some of the towers from its fixed network infrastructure for a total amount of R$ 687 million (approximately Euro 60 million on a proportionally basis). This right was transferred to a third party that also holds the right to explore towers from other entities. Simultaneously, Oi celebrated with that third party a lease agreement, to use part of the space in the towers on which the third party holds the right of use. This transaction is subject to approval by ANATEL since the assets are allocated to the wireline concession.

On July 15, 2013, as mentioned in Note 12, Oi reached an agreement for the transfer of its submarine cable operation for an amount of R$ 1,745 million (approximately Euro 155 million on a proportional basis).

Independent auditors report

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow	Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).
GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.
Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Board of Directors

Chairman	CEO	Non-executive officers
Henrique Granadeiro	Henrique Granadeiro	Amílcar Carlos Ferreira de Morais Pires
	Executive officers	Fernando Magalhães Portella
	Luís Pacheco de Melo	Francisco Teixeira Pereira Soares
	Alfredo José Silva de Oliveira Baptista	Gerald Stephen McGowan
	Carlos Alves Duarte	João Manuel de Mello Franco
	Manuel Rosa da Silva	João Nuno de Oliveira Jorge Palma
	Pedro Humberto Monteiro Durão Leitão	Joaquim Aníbal Brito Freixial de Goes
	Shakhaf Wine	José Guilherme Xavier de Basto
José Pedro Cabral dos Santos
Maria Helena Nazaré
Mário João de Matos Gomes
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos
Otávio Marques de Azevedo
Paulo José Lopes Varela
Rafael Luís Mora Funes

Key figures

Consolidated financial highlights (1)	Euro million

	1H13	1H12	y.o.y
Operating revenues	3,092.4	3,344.7	(7.5)%
Operating costs (2)	2,075.6	2,203.6	(5.8)%
EBITDA (3)	1,016.8	1,141.1	(10.9)%
Income from operations (4)	306.5	426.0	(28.0)%
Net income	284.0	123.1	130.7%
Capex	596.3	522.1	14.2%
Capex as % of revenues (%)	19.3	15.6	3.7	pp
EBITDA minus Capex	420.5	618.9	(32.1)%
Operating cash flow	178.6	286.8	(37.7)%
Free cash flow	(15.6)	(358.7)	(95.6)%
Adjusted net debt (5)	7,748.7	7,645.6	1.3%
Adjusted net debt exc. Oi and Contax (5)	4,608.9	4,700.1	(1.9)%
After-tax unfunded PRB obligations	694.8	657.1	5.7%
EBITDA margin (%) (6)	32.9	34.1	(1.2	)pp
Adjusted net debt / EBITDA (x) (5)	3.6	3.3	0.3	x
Basic earnings per share	0.33	0.14	131.6%
Diluted earnings per share (7)	0.32	0.14	122.2%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) Net debt was adjusted for the unused tax credits related to the transfer of the regulated pension plans to the Portuguese State. (6) EBITDA margin = EBITDA / operating revenues. (7) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Portuguese operating data

	1H13	1H12	y.o.y
Fixed retail accesses (‘000)	5,117	4,940	3.6%
PSTN/ISDN	2,579	2,615	(1.4)%
Broadband customers	1,268	1,169	8.5%
Pay-TV customers	1,270	1,157	9.8%
Mobile Customers (‘000)	7,690	7,380	4.2%
Postpaid	2,673	2,456	8.8%
Prepaid	5,017	4,924	1.9%
Net additions (‘000)
Fixed retail accesses	65	145	(55.5)%
PSTN/ISDN	(26)	(33)	22.6%
Broadband customers	43	63	(31.7)%
Pay-TV customers	47	115	(59.2)%
Mobile Customers	92	(63)	244.9%
Postpaid	204	79	159.6%
Prepaid	(112)	(142)	20.8%
Data as % of mobile service revenues (%)	35.6	31.6	4.0	pp

Residential operating data

	1H13	1H12	y.o.y
Fixed retail accesses (‘000)	3,870	3,714	4.2%
PSTN/ISDN	1,679	1,672	0.4%
Broadband customers	1,036	966	7.3%
Pay-TV customers	1,155	1,076	7.3%
Unique customers	1,863	1,863	(0.0)%
Net additions (‘000)
Fixed retail accesses	29	157	(81.5)%
PSTN/ISDN	(13)	(2)	n.m.
Broadband customers	22	55	(60.7)%
Pay-TV customers	20	104	(80.7)%
ARPU (Euro)	31.8	31.6	0.8%
Non-voice revenues as % of revenues (%)	65.5	62.9	2.6	pp

Personal operating data

	1H13	1H12	y.o.y
Mobile Customers (‘000)	6,120	5,797	5.6%
Postpaid	1,297	1,073	20.9%
Prepaid	4,824	4,724	2.1%
Net additions (‘000)	96	(135)	171.3%
Postpaid	204	9	n.m.
Prepaid	(107)	(144)	25.6%
MOU (minutes)	95	92	2.6%
ARPU (Euro)	7.6	8.7	(13.5)%
Customer	7.1	8.0	(10.9)%
Interconnection	0.5	0.8	(41.0)%
SARC (Euro)	23.8	28.5	(16.7)%
Data as % of service revenues (%)	35.4	32.9	2.5	pp

Enterprise operating data

	1H13	1H12	y.o.y
Fixed retail accesses (‘000)	1,057	1,033	2.3%
PSTN/ISDN	715	754	(5.2)%
Broadband customers	229	201	14.0%
Pay-TV customers	113	79	43.8%
Retail RGU per access	1.48	1.37	7.9%
Mobile Customers (‘000)	1,514	1,521	(0.4)%
Net additions (‘000)
Fixed retail accesses	38	(54)	170.2%
PSTN/ISDN	(10)	(73)	85.8%
Broadband customers	22	8	162.7%
Pay-TV customers	27	11	152.9%
Mobile Customers	(0)	75	(100.0)%
ARPU (Euro)	21.5	24.4	(11.9)%
Non-voice revenues as % of revenues (%)	52.5	48.0	4.4	pp

Additional information to shareholders

Listing

PT shares are listed in the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 30 June 2013, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 36,919,429 ADRs registered on the same date, representing 4.1% of PT’s total share capital.

As at 30 June 2013, PT’s statement of financial position reflected 41,483,905 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 20,843,905 own shares held through the 23.3% stake in PT’s 89,651,205 shares acquired by Oi. As at 30 June 2013, PT’s total number of shares outstanding was 855,028,595.

Stock market data

	1H13	1H12
As at 30 June
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	855,028,595	855,028,595
Price (Euro)	2.990	3.455
Market capitalisation (Euro million)	2,681	3,097

Price / transactions
High (Euro)	4.430	4.550
Low (Euro)	2.820	3.054
Volume (million of shares)	624	452
Traded Value (Euro million)	2,347	1,724

Performance
Portugal Telecom	(20.2)%	(22.4)%
PSI-20	(1.7)%	(14.5)%
DJ Stoxx Telecom Europe	4.7%	(4.5)%

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.